
08044829

# MASCO

**Masco Corporation** 2007 ANNUAL REPORT



**Building Solutions for Future Growth**

# About the Cover

Masco is building solutions for future growth through geographic expansion, new product innovation, further development of our Installation and Other Services segment and expansion with our retail, homebuilder and wholesale partners. Through the Environments For Living® program, which provides homeowners with energy efficient and environmentally friendly homes, we are able to capitalize on emerging trends in green building.

# Table of Contents



## FORWARD-LOOKING STATEMENTS

*Our Annual Report to Shareholders contains statements reflecting our views about the Company's future performance. These statements are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results discussed in such forward-looking statements. For an explanation of various factors that may affect our performance, readers should refer to the "Risk Factors" section of our Annual Report on Form 10-K included herein, as well as the comment at the beginning of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in that Report. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.*

## NON-GAAP DISCLOSURE

The Company believes that certain non-GAAP (Generally Accepted Accounting Principles) performance measures and ratios used in managing the business may provide users of this financial information with additional meaningful comparisons between current results and results in prior periods of ongoing operations. Non-GAAP performance measures and ratios should be viewed in addition to, and not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

Received SEC

APR 0 2 2008

Washington, DC 20549

# Financial Highlights

*Dollars In Millions, Except Per Common Share Data*

| | 51-Year Growth Rate | 5-Year Growth Rate | 2007 vs 2006 | 2007 | 2006 | 2002 | 1956 |
|---|---|---|---|---|---|---|---|
| Net Sales | 15% | 7% | -7% | $ 11,770 | $ 12,718 | $ 8,531 | $ 11 |
| Operating Profit [1,2] | 15% | -5% | -16% | $ 959 | $ 1,140 | $ 1,211 | $ 1 |
| Income from Continuing Operations [1,2,3] | 14% | -8% | -17% | $ 397 | $ 478 | $ 600 | $ 0 |
| Income from Continuing Operations as a % of Net Sales [1,2,3] | | | | 3% | 4% | 7% | 4% |
| Per Common Share Data: | | | | | | | |
| Income from Continuing Operations [1,2,3] | 12% | -2% | -12% | $ 1.06 | $ 1.20 | $ 1.17 | $0.00⁵⁄₁₆ |
| Cash Dividends Paid | 15% | 11% | 6% | $ 0.91 | $ 0.86 | $ 0.54½ | $0.00¹⁄₁₆ |

*Amounts exclude discontinued operations.*

1 The year 2007 included non-cash impairment charges for goodwill and other intangible assets aggregating $208 million after tax ($227 million pre-tax).

2 The year 2006 included non-cash impairment charges for goodwill aggregating $317 million after tax ($317 million pre-tax) and income regarding litigation settlement of $1 million after tax ($1 million pre-tax).

3 The years 2007, 2006 and 2002 included non-cash impairment charges for financial investments aggregating $14 million after tax ($22 million pre-tax), $66 million after tax ($101 million pre-tax) and $16 million after tax ($24 million pre-tax), respectively.

**HISTORICAL SALES**
**1956–2007**


'56
'07

MARCH 2008

# To Our Shareholders:

During Masco's more than 75-year history, we have rarely witnessed more challenging times than the difficult economic environment we are currently experiencing. Companies throughout the new home construction and home improvement industries have been hit hard, including Masco. Even our repair and remodeling sales, which historically performed well during new home construction downturns, are lagging as consumers defer major remodeling of their kitchens and bathrooms.

Throughout the year, we continued to take actions to mitigate the impact of deteriorating economic conditions. We significantly reduced costs by divesting non-strategic businesses and consolidating plants and, over the past four years, have reduced the number of our operating units from 67 businesses in 2003 to 29 businesses currently. We continued to selectively invest capital in our businesses to maximize returns and, in the past 18 months, have lowered our headcount by 11,000 employees (22 percent of our North American workforce). We continued to introduce new products to build solutions for our customers. Even with these actions, our sales declined seven percent in 2007. In the past 51 years, this is only the second sales decline Masco has experienced.

These challenging times, however, have been the catalyst for further differentiating Masco from our competition. We believe that Masco's unique market strength is the combination of four key factors – our scale, customer service support, distribution and installation capabilities and leading brands – that continue to distance us from the competition, even in difficult times.

Masco's scale and broad product offerings are unmatched in the new home construction and home improvement markets. The breadth of our brand portfolio positions us to compete at multiple price points across all distribution channels. In addition, our scale and our ability to generate and sustain strong cash flow give us the ability to maintain and grow relationships throughout the markets in which we do business.

Over the past few years, Masco has significantly invested in customer service support for our major customers. We now have more than 1,000 full-time employees working with our retail and wholesale customers on merchandising, inventory management, promotions and training. Masco is able to customize our dedicated support to align with specific customer needs. For example, we have more than 200 kitchen design trainers whose main focus is supporting our retail and dealer customers. This competitive differentiation and expertise uniquely position us to improve the consumer's in-store experience.

Our distribution and installation capabilities are a significant competitive advantage. We provide industry-leading delivery to our retail, wholesale and homebuilder customers.

Masco is well positioned in all three of our key distribution channels. We provide both premium and house brands to our retail customers. For the new home construction market, in addition to traditional wholesale and dealer channels, we have a direct-to-builder model that allows us to sell Masco products, third party products and installation services directly. To our wholesale and dealer customers, we provide merchandising expertise and product and sales training.

Perhaps most importantly, over the years Masco has developed a critical mass of leading brands that are well respected. Our brands create and drive end-user demand in both the new home

**Timothy Wadhams**
President and
Chief Executive Officer

**Richard A. Manoogian**
Executive Chairman



construction and home improvement markets. We leverage our collection of brands by taking advantage of the natural synergies that exist among them, and we continually support our brands through new product innovations. The cumulative strength of these key areas is the foundation of our Company and has enabled us to continue to solidify our position in the marketplace.

Even in this difficult economic environment, we were able to raise our quarterly dividend for the 49th consecutive year. We maintained a strong balance sheet and also returned $1.2 billion to shareholders through share repurchases and dividends.

Our competitive differentiation, together with our more than 52,000 talented, dedicated and committed employees worldwide, form a solid foundation for future success. In recent years, when we faced the retirement of a number of senior executives, the depth of our existing talent and our reputation as an outstanding employer allowed us to promote from within as well as recruit exceptional talent from outside to join Masco. Today, with almost 75 percent of our senior management team new to their current positions within the last five years, we have developed a leadership team that will carry us into the future.

As we reflect on 2007, we would especially like to thank our former President and Chief Operating Officer, Alan Barry, who retired at the end of 2007. We are all indebted to Alan for his dedication to Masco during his many years of service and for his guidance in helping to build the Company we are today.

In looking at 2008, the slowdowns in new home construction and in consumer spending continue to negatively affect our business. We expect 2008 to be even more challenging than 2007. As a result, while forecasting future business conditions in the current uncertain economic environment remains challenging, we currently estimate that 2008 sales will decline high-single to low-double digits compared with 2007.

We are responding to today's economy, while, at the same time, using our collective strength to build solutions for future growth. We are working to create a stronger Company, positioned to benefit when the industry recovers. We continue to believe that our focus on developing and leveraging our collective strengths will result in significant benefits for our shareholders, customers, consumers and employees.

Richard A. Manoogian
Executive Chairman

Timothy Wadhams
President and Chief Executive Officer

# Product Segments

## Masco's market strength is the cumulativ service support, distribution & installatio

### PLUMBING PRODUCTS

This segment includes faucets; plumbing fittings and valves; showerheads and hand showers; bathtubs and shower enclosures; and spas.

- **2007 net sales:** $3.5 billion
- The Company believes that it is a world leader in manufacturing plumbing products.
- Masco has broad channel access globally through our premier brands.


DELTA®
FAUCET COMPANY

hansgrohe®

### CABINETS AND RELATED PRODUCTS

This segment includes assembled and ready-to-assemble kitchen and bath cabinets; home office workstations; entertainment centers; storage products; bookcases; and kitchen utility products.

- **2007 net sales:** $2.8 billion
- The Company believes that it is the largest U.S. manufacturer of kitchen and bath cabinetry, offering approximately 300 styles in more than 20 product lines.
- Masco has more than 200 kitchen design trainers supporting retail and dealer customers.


KraftMaid®
Merillat®

### INSTALLATION AND OTHER SERVICES

This segment includes the sale, installation and distribution of insulation; as well as the installation of cabinetry, gutters, fireplaces, garage doors, bath accessories, windows, paint and other building products.

- **2007 net sales:** $2.6 billion
- The Company believes that it is one of the largest providers of a variety of installed products for homebuilders across the United States.
- Masco Contractor Services provides homebuilders with totally integrated supply chain solutions, from product procurement to job site delivery and installation.


MASCO
Contractor
Services


SERVICE®
partners

## esult of our scale, customer apabilities and leading brands.



### DECORATIVE ARCHITECTURAL PRODUCTS

This segment principally includes paints and stains; and door, window and other hardware.

- **2007 net sales:** $1.8 billion
- The Company believes that it is the largest supplier of architectural coatings to the North American do-it-yourself market.
- Masco has more than 400 field service representatives serving our customers in North America.

BEHR®
GOOD. BETTER. BEHR.

### OTHER SPECIALTY PRODUCTS

This segment includes windows, window frame components and patio doors; staple gun tackers, staples and other fastening tools; and hydronic radiators and heat convectors.

- **2007 net sales:** $1.1 billion
- The Company believes that it is the leading manufacturer of vinyl and fiberglass windows in the western United States.


Milgard®
WINDOWS & DOORS

**Brands noted on pages 4–5 each had 2007 net sales in excess of $500 million.**



# Financial Results

## SHAREHOLDER RETURNS

- The Company has returned over $6 billion to shareholders through share repurchases and dividends for the five-year period ended December 31, 2007. The Company expects to continue to return a minimum of $1 billion annually to shareholders, on average, through share repurchases and dividends as part of its ongoing commitment to value creation.

**Share Repurchases**

- The Company repurchased 31 million shares of its common stock during 2007 and had 41 million shares remaining at December 31, 2007 under the July 2007 Board of Directors repurchase authorization of 50 million shares.
- Masco repurchased 157 million common shares in the last five years, representing approximately 32 percent of the shares outstanding at the beginning of the five-year period.

**2007 NET SALES BY SEGMENT**
*(Percent of Total Net Sales)*



| | |
|---|---|
| Plumbing Products | **29%** |
| Cabinets and Related Products | **24%** |
| Installation and Other Services | **22%** |
| Decorative Architectural Products | **15%** |
| Other Specialty Products | **10%** |

**Cash Dividends**

- The Company increased its quarterly dividend in 2007 by five percent to $.23 from $.22 per common share. The new quarterly dividend reflects the Company's favorable long-term outlook, strong balance sheet and cash flow, and makes 2007 the 49th consecutive year in which the quarterly dividend was increased.

**Cash Returned to Shareholders**

- In 2007 and 2006, the Company returned $1.2 billion each year to shareholders through share repurchases and dividends.

## FINANCIAL REVIEW

- Net sales from continuing operations for 2007 declined seven percent to $11.8 billion compared with the $12.7 billion achieved in 2006.
- Net sales from North American operations, accounting for 79 percent of the Company's net sales, declined 12 percent to $9.3 billion in 2007. Net sales of $2.5 billion from International operations, principally in Europe, increased 15 percent compared with 2006.
- For the full-year 2007, income from continuing operations was $397 million or $1.06 per common share, including non-cash impairment charges for goodwill and other intangible assets and financial investments, and costs and charges related to business rationalizations and other initiatives. For the full-year 2006, income from

continuing operations was $478 million or $1.20 per common share, including non-cash impairment charges for goodwill and financial investments, and costs and charges related to profit improvement programs.

- Operating profit margins were 8.1 percent in 2007 compared with 9.0 percent in 2006. Operating profit margins were adversely impacted by impairment charges for goodwill and other intangible assets, the continued decline in the new home construction market, a moderation in consumer spending for home improvement products, as well as costs and charges related to business rationalizations and other initiatives.

**Capital Expenditures**

- Capital expenditures were $248 million or 2.1 percent of sales in 2007 compared with $388 million or 3.1 percent of sales in 2006. Depreciation and amortization expense was $248 million in 2007 compared with $244 million in 2006.

**Cash Flow**

- In 2007, the Company achieved free cash flow (defined as cash from operations less capital expenditures and before dividends) of approximately $980 million. For the five-year period ended December 31, 2007, the Company's free cash flow aggregated $5 billion.

**CASH RETURNED TO SHAREHOLDERS**
*(In Millions)*



'07
'06
'05
'04
'03
$0
$300
$600
$900
$1,200
$1,500
Shares Repurchased
Cash Dividends


**NET WORKING CAPITAL AS A % OF NET SALES**
*(In Percent)*



0%
5%
10%
15%
20%


**FREE CASH FLOW**
*(In Millions)*



$0
$200
$400
$600
$800
$1,000
$1,200

**Working Capital**

- Working capital (defined as accounts receivable and inventories less accounts payable) as a percent of sales improved to 15.4 percent at December 31, 2007 compared with 16.1 percent at December 31, 2006.

**Liquidity**

- The Company ended 2007 in a strong financial position with over $900 million in cash, even after using $857 million to repurchase common shares in 2007.

- During 2007, the Company issued $300 million of floating-rate notes due 2010 and $300 million of fixed-rate 5.85% notes due 2017, resulting in net proceeds of $596 million. The notes were issued in consideration of 2007 debt maturities.

- In January 2007, the Company repurchased, for $825 million of cash, the accreted value (94 percent of the total outstanding) of its Zero Coupon Convertible Senior Notes which were put to the Company in accordance with their terms.

- In 2007, the Company generated $108 million of cash from the net disposition of financial investments and $45 million from the net disposition of certain businesses and used $203 million for acquisitions.

- Debt as a percent of total capital was 50 percent at December 31, 2007 compared with 53 percent at December 31, 2006.

**Return on Invested Capital**

- For the 12 months ended December 31, 2007 and December 31, 2006, return on invested capital was 8.6 percent and 9.8 percent, respectively. While we remain highly committed to the continued improvement in our return on invested capital, recent macro business trends have resulted in a reduction in operating profit over the last several quarters that has negatively impacted our return on invested capital. We continue to believe that we will achieve our long-term return on invested capital goal of approximately 18 percent; however, timing of this goal is uncertain until there is more clarity in the recovery of the new home construction and home improvement markets.

**RETURN ON INVESTED CAPITAL**
*(In Percent)*


0%
3%
6%
9%
12%
15%


BEHR
BEHR
BEHR

# Outlook for Future Growth

## In spite of the current economic conditions, we continue to believe that our markets provide Masco with favorable long-term growth.

Demographics support sustainable long-term demand for new homes as a result of strong new household formations. The housing stock continues to age and, as a result, we believe maintenance and home improvement spending will steadily increase. When consumers invest in their homes, typically it is to remodel kitchens and bathrooms. The home remains the largest and most important personal investment for most Americans.

For the short term, the markets for our products remain very challenging. We believe, however, that we have multiple avenues for profitable growth in the future, including geographic expansion, new product innovation, further development of our Installation and Other Services segment and expansion with our retail, homebuilder and wholesale partners.

We continually focus on expanding our geographic presence not only to penetrate additional national and international markets, but to become a global supplier in other product categories. Our Hansgrohe plumbing operation in Germany is a good example of a global style leader with proven international growth capabilities. Hansgrohe has expanded into Asian markets as well as Eastern European markets. Hansgrohe continues to leverage its well-known brands by offering related bathroom products to penetrate other high-growth emerging markets. In addition, Hansgrohe's successful market strategy is being utilized by other Masco operating units.

Installation and Other Services is a unique growth vehicle for Masco. Masco Contractor Services (MCS) currently sources, distributes and installs more than 20 different product categories for homebuilders nationally. With our established infrastructure and national supply chain, additional Masco products as well as non-Masco products can be added to our Installation and Other Services capabilities, resulting in incremental opportunities and sales growth.

We also continue to invest in enterprise resource planning (ERP) systems. At MCS, we have a major ERP system implementation project underway which creates a shared service center for our contracting locations that handles administrative functions such as invoicing, purchasing and vendor management. This ERP system will not only reduce costs, but enable our contracting locations to better focus on the customer. The pilot program for this new ERP system began in December 2007.

Masco is recognized as a leader in Building Science and the construction of energy efficient homes. To date, more than 100,000 homes around the United States have been built to the Environments For Living® program specifications, and Masco is working with national and local builders to plan, construct and certify even more homes under this program.

We expanded the Environments For Living program to capitalize further on emerging trends in green building. The Environments For Living Certified Green℠ program expands existing energy efficiency and home comfort specifications by adding requirements to help conserve water, improve indoor air quality and further reduce overall energy consumption through the use of Energy Star® certified products.

In addition, in 2007, MCS and General Electric Company (GE) worked together to couple the GE ecomagination® initiative and the Environments For Living Certified Green program into a new GE program, called ecomagination Homebuilder Program, that helps homebuilders and developers construct state-of-the-art, durable and environmentally friendly homes. This collaboration combines GE's high-performance products with Masco's advanced principles of Building Science.

These programs allow for substantial growth opportunities with the increasing environmentally conscious consumers who appreciate

"ecomagination" is a registered mark of General Electric Company.


FRESH AIR VENTILATION
IMPROVED INSULATION SYSTEMS
"RIGHT-SIZED" HVAC EQUIPMENT
TIGHT CONSTRUCTION
COMBUSTION SAFETY
PRESSURE BALANCING
INTERIOR MOISTURE MANAGEMENT

ENVIRONMENTS FOR Living®
CERTIFIED GREEN

comfort, but also value durability and protecting the environment. They are already generating significant interest and have been well received by developers, homebuilders and consumers.

Masco is committed to helping concerned consumers identify simple ways to incorporate conservation into their everyday lives. We believe there is substantial growth opportunity in becoming a leader in the development of green building products. Delta Faucet Company recently introduced the Lahara™ collection, a new line of faucets that received WaterSense® certification by the U.S. Environmental Protection Agency for promoting and enhancing water-efficient products. The Lahara collection leads the way in providing concerned consumers with water conservation without sacrificing experience.

We continue to accelerate the speed of new and updated product launches to bring to market what the consumer desires. Masco's window companies continue to provide premium quality vinyl windows while adding enhanced features. For example, Milgard's SmartTouch™ lock was engineered to provide homeowners with a simple, one-touch operation to close and lock the window. When the window is locked, the one-touch mechanism is recessed into the window, allowing the homeowner to easily verify that the window is secure. In addition, our cabinet companies provide options for the individual consumer in response to their needs. The Masco Builder Cabinet Group added new options to its universal access line in the Quality Cabinets® brand to meet the needs of aging or physically challenged consumers who require additional assistance and convenience.

Through the strength of our leading consumer brands, we are able to introduce innovative new products. Behr's kitchen and bath enamel coating, with improved mildew and stain resistance, contains NanoGuard® technology for a superior paint coating. Behr also recently introduced Behr Premium Plus Ultra™, a revolutionary (patent pending) exterior paint and primer in one that features both NanoGuard technology and improved protection against damage from sunlight, moisture, stains and dirt.

To further enhance our market position, Masco continues to invest in product technology. Delta Faucet Company recently previewed its patent pending Diamond™ Seal Technology, a revolutionary advancement in valve design. Diamond Seal Technology significantly extends faucet performance and effectively eliminates the potential for faucet leaks or failures, while at the same time enabling Delta to engineer contaminant-free waterways – all with the goal of increasing customer satisfaction and helping to deliver the purest water possible.

The incremental growth of our retail, homebuilder and wholesale partners should result in future sales growth for Masco. Our strong presence with our retail partners results in our benefiting from their new store openings, new programs and entry into new markets. As our channel partners continue to consolidate suppliers to support their own geographic growth, Masco is in a unique position to be a preferred partner as a supplier of multiple products.

Given our many strengths and our proven historical growth record, we continue to view the future with optimism. Our numerous growth opportunities make us confident that we can remain one of the largest and most important global manufacturers and national providers of building and home improvement products and services. We believe that our strategy, together with the leveraging of our market strength, will allow Masco to continue to differentiate itself and drive long-term growth.

"Energy Star" and "WaterSense" are registered trademarks of the U.S. Environmental Protection Agency.

# Corporate Leadership

## CORPORATE OFFICERS

**William T. Anderson**
Vice President–Controller

**Ronald W. Ayers**
Group President

**Donald J. DeMarie, Jr.**
Executive Vice President and
Chief Operating Officer

**Maria C. Duey**
Vice President–Investor Relations

**Eugene A. Gargaro, Jr.**
Vice President and Secretary

**Charles F. Greenwood**
Vice President–Human Resources

**John R. Leekley**
Senior Vice President and
General Counsel

**Richard A. Manoogian**
Executive Chairman

**Karen R. Mendelsohn**
Vice President–Sales and Marketing

**Timothy J. Monteith**
Vice President and
Chief Information Officer

**Sharon J. Rothwell**
Vice President–Corporate Affairs

**Jai Shah**
Vice President–Strategic Planning
and Group Vice President

**Barry J. Silverman**
Vice President–Associate
General Counsel

**John G. Sznewajs**
Vice President, Treasurer and
Chief Financial Officer

**David W. Van Hise**
Vice President–International

**Jerry Volas**
Group President

**Thomas Voss**
President–Masco Europe

**Timothy Wadhams**
President and
Chief Executive Officer

## BOARD OF DIRECTORS

**Dennis W. Archer** [1,3]
Chairman
Dickinson Wright PLLC

**Thomas G. Denomme** [1,3]
Retired Vice Chairman and
Chief Administrative Officer
Chrysler Corporation

**Peter A. Dow** [1,2]
Retired Vice Chairman, Chief Operating Officer and Executive Committee
Chairman
Campbell-Ewald

**Anthony F. Earley, Jr.** [1,3]
Chairman and Chief Executive Officer
DTE Energy Company

**Verne G. Istock** [1,2,3]
Retired Chairman and President
Bank One Corporation

**David L. Johnston** [2,3]
President and Vice Chancellor
of the University of Waterloo
in Ontario, Canada

**J. Michael Losh** [1,2]
Retired Chief Financial Officer
and Executive Vice President
General Motors Corporation

**Richard A. Manoogian**
Executive Chairman
Masco Corporation

**Lisa A. Payne** [1]
Vice Chairman and
Chief Financial Officer
Taubman Centers, Inc.

**Mary Ann Van Lokeren** [2,3]
Retired Chairman and
Chief Executive Officer
Krey Distributing Company

**Timothy Wadhams**
President and
Chief Executive Officer
Masco Corporation

[1] *Member of Audit Committee*

[2] *Member of Organization and Compensation Committee*

[3] *Member of Corporate Governance and Nominating Committee*

# Certifications

Timothy Wadhams and John G. Sznewajs have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.a and 31.b to the Company's Form 10-K, included herein, for the year ended December 31, 2007.

As required by the New York Stock Exchange (NYSE), on May 22, 2007, Richard A. Manoogian submitted the annual Chief Executive Officer certification to the NYSE that stated that he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

## RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the fairness and integrity of the Company's consolidated financial statements. In order to meet this responsibility, management maintains formal policies and procedures that are consistent with high standards of accounting and administrative practices, which are regularly communicated within the organization. In addition, management maintains a program of internal auditing within the Company to examine and evaluate the adequacy and effectiveness of established internal controls related to Company policies, procedures and objectives. The report of the Company's Independent Registered Public Accounting Firm (included in the accompanying Form 10-K) states their opinion on the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting, based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). The Audit Committee of the Board of Directors meets periodically with both management and the Independent Registered Public Accounting Firm to provide oversight with respect to the Company's financial reporting process and system of internal controls.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**



# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**'or the Fiscal Year Ended December 31, 2007** **Commission File Number 1-5794**

# MASCO CORPORATION

(Exact name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Delaware** | **38-1794485** |
| (State of Incorporation) | (I.R.S. Employer Identification No.) |
| **21001 Van Born Road, Taylor, Michigan** | **48180** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: 313-274-7400

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange On Which Registered |
|---|---|
| Common Stock, $1.00 par value | New York Stock Exchange, Inc. |
| Zero Coupon Convertible Senior Notes Series B Due 2031 | New York Stock Exchange, Inc. |

Securities Registered Pursuant to Section 12(g) of the Act:
None

ndicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities ct. Yes ☑ No ☐

ndicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the ct. Yes ☐ No ☑

ndicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the ecurities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the ast 90 days. Yes ☑ No ☐

ndicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and vill not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by eference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

ndicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a maller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting ompany" in Rule 12b-2 of the Exchange Act. (Check one):

arge accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

ndicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange ct). Yes ☐ No ☑

he aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on June 29, 2007 (based n the closing sale price of $28.47 of the Registrant's Common Stock, as reported by the New York Stock Exchange on such ate) was approximately $10,405,753,000.

lumber of shares outstanding of the Registrant's Common Stock at January 31, 2008:

364,700,000 shares of Common Stock, par value $1.00 per share

## DOCUMENTS INCORPORATED BY REFERENCE

'ortions of the Registrant's definitive Proxy Statement to be filed for its 2008 Annual Meeting of Stockholders are ncorporated by reference into Part III of this Form 10-K.

**Masco Corporation**
**2007 Annual Report on Form 10-K**

## TABLE OF CONTENTS

## PART I

### Item 1. Business.

Masco Corporation manufactures, distributes and installs home improvement and building products, with emphasis on brand name consumer products and services holding leadership positions in their markets. The Company is among the largest manufacturers in North America of a number of home improvement and building products, including faucets, cabinets, architectural coatings and windows and is one of the largest installers of building products for the new home construction market. The Company generally provides broad product offerings in a variety of styles and price points and distributes products through multiple channels including home builders and wholesale and retail channels. Approximately 80 percent of the Company's 2007 sales were generated by North American operations. The balance of sales were made by our other operations, located principally in Belgium, China, Denmark, Germany, The Netherlands and the United Kingdom.

The Company's businesses operate in five segments arranged by similarity in products and services. The following table sets forth, for the three years ended December 31, 2007, the contribution of the Company's segments to net sales and operating profit. Additional financial information concerning the Company's operations by segment and by geographic regions, as well as general corporate expense, as of and for the three years ended December 31, 2007, is set forth in Note P to the Company's Consolidated Financial Statements included in Item 8 of this Report.

| | (In Millions) | | |
|---|---|---|---|
| | Net Sales (1) | | |
| | 2007 | 2006 | 2005 |
| Cabinets and Related Products | $ 2,829 | $ 3,286 | $ 3,324 |
| Plumbing Products | 3,449 | 3,296 | 3,176 |
| Installation and Other Services | 2,615 | 3,158 | 3,063 |
| Decorative Architectural Products | 1,771 | 1,717 | 1,612 |
| Other Specialty Products | 1,106 | 1,261 | 1,325 |
| Total | $11,770 | $12,718 | $12,500 |

| | Operating Profit (1)(2)(3)(4) | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cabinets and Related Products | $ 336 | $ 122 | $ 515 |
| Plumbing Products | 265 | 280 | 367 |
| Installation and Other Services | 176 | 344 | 382 |
| Decorative Architectural Products | 383 | 371 | 275 |
| Other Specialty Products | (28) | 225 | 229 |
| Total | $ 1,132 | $ 1,342 | $ 1,768 |

(1) Amounts exclude discontinued operations.

(2) Operating profit is before general corporate expense and gains on sale of corporate fixed assets, net.

(3) Operating profit is before income regarding the Behr litigation settlement of $1 million and $6 million in 2006 and 2005, respectively, pertaining to the Decorative Architectural Products segment.

(4) Operating profit includes impairment charges for goodwill and other intangible assets as follows: For 2007 – Plumbing Products – $69 million; and Other Specialty Products – $158 million. For 2006 – Cabinets and Related Products – $316 million; and Plumbing Products – $1 million. For 2005 – Plumbing Products – $7 million; and Other Specialty Products – $36 million.

Except as the context otherwise indicates, the terms "Masco" and the "Company" refer to Masco Corporation and its consolidated subsidiaries.

**Cabinets and Related Products**

In North America, the Company manufactures and sells economy, stock, semi-custom, assembled and ready-to-assemble cabinetry for kitchen, bath, storage, home office and home entertainment applications in a broad range of styles and price points. In Europe, the Company manufactures and sells assembled and ready-to-assemble kitchen, bath, storage, home office and home entertainment cabinetry. These products are sold under a number of trademarks including KRAFTMAID®, MILL'S PRIDE®, TVILUM- SCANBIRK™ and WOODGATE™ primarily to dealers and home centers, and under the names MERILLAT®, MOORES™ and QUALITY CABINETS® primarily to distributors and homebuilders for both the home improvement and new home construction markets. Cabinet sales are significantly affected by levels of activity in both new home construction and retail consumer spending, particularly spending for major home improvement products. A significant portion of our sales for the home improvement market are made through home center retailers.

The cabinet manufacturing industry in the United States and Europe is highly competitive, with several large competitors and numerous local and regional competitors. In addition to price, the Company believes that competition in this industry is based largely on product quality, responsiveness to customer needs and product features. Significant North American competitors include American Woodmark Corporation, Fortune Brands, Inc. and Cardell Cabinetry.

In 2007, the Company completed additions to its North American cabinet manufacturing capacity, which were undertaken in order to meet increased demand for cabinet products. The anticipated benefits of the new capacity have not been realized due to the decline in new home construction and consumer spending activity since 2006.

**Plumbing Products**

In North America, the Company sells a wide variety of faucet and showering devices that are manufactured by or for the Company. Products are sold under various brand names including DELTA®, PEERLESS®, HANSGROHE®, BRASSTECH®, BRIZO®, NEWPORT BRASS®, AXOR®, ALSONS® and PLUMB SHOP®. Products include single- and double-handle faucets, showerheads, handheld showers and valves, which are sold by manufacturers' representatives and Company sales personnel to major retail accounts and to distributors who sell these products to plumbers, building contractors, remodelers, smaller retailers and others. The Company sells kitchen and bath faucets, showering devices and various other plumbing products for European markets under the brand names HANSGROHE, BRISTAN™, AXOR and DAMIXA®, which are sold through multiple distribution channels.

Masco believes that its faucet operations are among the leaders in sales in the North American market, with American Standard, Kohler, Moen and Price Pfister as major brand competitors. The Company also has several major competitors among the European manufacturers, primarily in Germany and Italy, including Friedrich Grohe. The Company faces significant competition from private label products (including house brands sold by certain of the Company's customers). Many of the faucet and showering products with which the Company's products compete are manufactured in Asia. As part of the Company's strategy for the Plumbing Products segment, these businesses have been reducing the volume of products manufactured domestically and increasing their Asian manufacturing and sourcing of products.

Other plumbing products manufactured and sold by the Company include AQUA GLASS®, MIROLIN® and AMERICAN SHOWER & BATH™ acrylic and gelcoat bath and shower enclosure units, shower trays and laundry tubs, which are sold primarily to wholesale plumbing distributors and home center retailers for the North American home improvement and new home construction markets. The Company's spas are manufactured and sold under HOT SPRING®, CALDERA® and other trademarks directly to independent dealers. Major competitors include Kohler, Lasco, Maax and Jacuzzi. HÜPPE® and BREUER™ shower enclosures are sold by the Company through wholesale channels and home centers primarily in Germany and western Europe. HERITAGE™ ceramic and acrylic bath fixtures and faucets are principally sold in the United Kingdom directly to selected retailers. GLASS™ and PHARO™ acrylic bathtubs and steam shower enclosures are also sold in Europe.

Also included in the Plumbing Products segment are brass and copper plumbing system components and other plumbing specialties, which are sold to plumbing, heating and hardware wholesalers and to home center retailers, hardware stores, building supply outlets and other mass merchandisers. These products are marketed in North America for the wholesale trade under the BRASSCRAFT® and BRASSTECH trademarks and for the "do-it-yourself" market under the MASTER PLUMBER® and PLUMB SHOP trademarks and are also sold under private label.

In addition to price, the Company believes that competition in its Plumbing Products markets is based largely on brand reputation, product quality, product features, and breadth of product offering.

A substantial portion of the Company's plumbing products are made from brass, the major components of which are copper and zinc. From time to time, the Company has encountered volatility in the price of brass. In addition, legislation enacted in California to become effective in January 2010 mandates new standards for acceptable lead content in plumbing products sold in California. Similar legislation is being considered by other states. Faucet manufacturers, including the Company, will be required to obtain adequate supplies of lead-free brass or suitable alternative materials for continued production of faucets. An increase in the demand for lead-free brass may cause a shortage of supply and resulting price increases and could adversely impact this segment's operating results.

### Installation and Other Services

The Company's Installation and Other Services segment sells installed building products and distributes building products primarily to the new home construction industry, and to a lesser extent, the commercial construction market, throughout the United States. Historically, the Company concentrated on the installation and distribution of insulation, which comprised approximately 12 percent, 15 percent and 15 percent of the Company's consolidated net sales for the years ended December 31, 2007, 2006 and 2005, respectively. Net sales of non-insulation products (both installed and distributed) in 2007 represented approximately 46 percent of the segment's net sales. Our offering of installed building products includes insulation, cabinetry, gutters, fireplaces, garage doors and framing components. Distributed products include insulation, insulation accessories, gutters, roofing, cabinetry and fireplaces. Collaboration with other Company businesses has resulted in sales of installed Company products, such as cabinetry, windows, paint and bath accessories. Installed building products are sold primarily to custom and production homebuilders by the Company's network of branch locations throughout most of the United States. Distributed products are sold primarily to contractors and dealers from distribution centers in various parts of the United States. As discussed under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," sales and operating results for the Installation and Other Services segment are significantly affected by the level of new home construction activity.

In addition to price, the Company believes that competition in this industry is based largely on customer service, range of products and services offered, and quality of installation service. The Company believes it is the largest national provider of installed insulation in the United States. Competitors include several regional contractors, as well as numerous local contractors and lumber yards.

The Company buys insulation from a limited number of large suppliers in the United States market. Historically, during periods of rapid growth in the new home construction market, the industry has encountered shortages of insulation, leading to price volatility and allocations of supply. As one of the country's largest purchasers of insulation, the Company has been able to successfully meet its needs in the past, although the volatility of material costs does impact our financial performance.

The Installation and Other Services segment is a labor-intensive business. Significant changes in federal, state and local regulations addressing immigration and wages, as well as collective bargaining arrangements affecting wages and working conditions, could adversely affect the financial performance of the Company's business.

**Decorative Architectural Products**

The Company manufactures architectural coatings including paints, specialty paint products, stains, varnishes and waterproofing products. The products are sold in the United States and Canada under the brand names BEHR®, KILZ® and EXPRESSIONS® to the "do-it-yourself" and professional markets through home centers, paint stores and other retailers. BEHR products were also recently introduced in China. The KILZ brand is sold in North America through home center retailers and discount retailers, and through hardware stores, paint stores and dealers. Net sales of architectural coatings comprised approximately 13 percent, 11 percent and 11 percent of the Company's consolidated net sales for the years ended December 31, 2007, 2006 and 2005, respectively. Competitors in the architectural coatings market include large national and international brands such as Benjamin Moore, Glidden, Olympic, Sherwin-Williams, Valspar and Zinsser, as well as many regional and other national brands. In addition to price, the Company believes that competition in this industry is based largely on product quality, technology and product innovation, customer service and brand reputation.

The BEHR brand is sold through The Home Depot, the segment's and the Company's largest customer. The paint departments at The Home Depot stores include the Behr color center and computer kiosk with the COLOR SMART BY BEHR® computerized color-matching system that enables consumers to select and coordinate their paint-color selection. The loss of The Home Depot as a customer would significantly impact the segment's business and that of the Company as a whole.

Titanium dioxide is a major ingredient in the manufacture of paint. Shortages of supply and cost increases for titanium dioxide in the past have resulted from surges in global demand and from disruption of refining capacity (i.e., Hurricane Katrina in the fall of 2005). Similar events in the future could adversely impact the financial performance of the Company's business. Petroleum products are also used in the manufacture of architectural coatings. Significant increases in the cost of crude oil lead to higher raw material costs (i.e., for resins, solvents, packaging), which can adversely affect the segment's results of operations.

The Decorative Architectural Products segment also includes LIBERTY® door, window and other hardware, which is manufactured for the Company and sold to home centers, other retailers, original equipment manufacturers and wholesale markets. Key competitors in North America include Amerock, Belwith, Umbra and Stanley. Decorative bath hardware and shower accessories are sold under the brand names FRANKLIN BRASS® and DECOR BATHWARE® to distributors, home center retailers and other retailers. Competitors include Moen and Globe Union.

**Other Specialty Products**

The Company manufactures and sells vinyl, fiberglass and aluminum windows and doors under the MILGARD WINDOWS® brand name to the new home construction and home improvement markets, principally in the western United States. MILGARD WINDOWS products are sold primarily through dealers and, to a lesser extent, direct to production homebuilders and through lumberyards and home center retailers. The segment's competitors in North America include national brands, such as Jeld-Wen, Simonton, Pella and Andersen, and numerous regional brands. In the United Kingdom, the Company manufactures and sells windows, related products and components under several brand names including GRIFFIN™, CAMBRIAN™, PREMIER™ and DURAFLEX™. Sales are primarily through dealers and wholesalers to the repair and remodeling markets. United Kingdom competitors include many small and mid-sized firms and a few large, vertically integrated competitors. In addition to price, the Company believes that competition in this industry is based largely on customer service and product quality.

The Company manufactures and sells a complete line of manual and electric staple gun tackers, staples and other fastening tools under the brand names ARROW® and POWERSHOT®. These products are sold through various distribution channels including home center and other retailers and wholesalers. The principal North American competitor in this product line is Stanley.

The Company also manufactures residential hydronic radiators and heat convectors under the brand names BRUGMAN®, SUPERIA™, THERMIC™ and VASCO®, which are sold to the European wholesale market and to retail home centers from operations in Belgium, The Netherlands and Poland.

**Additional Information**

- The Company holds United States and foreign patents, patent applications, licenses, trademarks and trade names. As a manufacturer and distributor of brand name products, we view our trademarks and other proprietary rights as important, but do not believe that there is any reasonable likelihood of a loss of such rights that would have a material adverse effect on our present business as a whole.
- All of the Company's operating segments, except the Plumbing Products segment, normally experience stronger sales during the second and third calendar quarters, corresponding with the peak season for new home construction and remodeling.
- Compliance with federal, state and local regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, is not expected to result in material capital expenditures by the Company or to have a material adverse effect on the Company's earning or competitive position.
- The Company does not consider backlog orders to be material.
- At December 31, 2007, the Company employed approximately 52,000 people. Satisfactory relations have generally prevailed between the Company and its employees.

**Available Information**

The Company's website is www.masco.com. The Company's periodic reports and all amendments to those reports required to be filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 are available free of charge through its website. The Company will continue to post its periodic reports on Form 10-K and Form 10-Q and its current reports on Form 8-K and any amendments to those documents to its website as soon as reasonably practicable after those reports are filed with or furnished to the Securities and Exchange Commission. Material contained on the Company's website is not incorporated by reference into this Report on Form 10-K.

## Item 1A. Risk Factors.

There are a number of business risks and uncertainties that may affect our Company. These risks and uncertainties could cause future results to differ from past performance or expected results, including results described in statements elsewhere in this Report that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The impact on our Company of certain of these risk factors is discussed below under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, also may adversely impact our Company. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. These risks and uncertainties include, but are not limited to, the following, which we consider to be most relevant to our specific business activities.

**A significant portion of our business relies on residential construction activity and general economic conditions.**

A significant part of our business is affected by levels of home improvement (including repair and remodeling) and new home construction activity, principally in North America and Europe. Demographic factors, such as changes in population growth and household formations, affect levels of home improvement and new home construction over the long term. Significant factors that impact demand for home improvement and new home construction in the short term include the inventory levels of unsold new and existing homes, general and regional economic conditions, consumer confidence and credit, terms and availability of financing, affordability of homes, interest rates, energy costs, and, on a more localized basis, weather conditions and natural disasters. The new home construction market, in particular, is cyclical in nature. A discussion of the impact of the decline in new home construction and in consumer spending for home improvement items on our various segments and on the Company's operating results is located under "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 of this Report.

**We rely on key customers and may encounter conflicts within and between our distribution channels.**

The size and importance of individual customers to our businesses has increased as customers in our major distribution channels have consolidated. Larger customers can effect significant changes in their volume of purchases and can otherwise significantly affect the terms and conditions on which we do business. Further, during downturns in our markets, declines in the financial condition and creditworthiness of significant customers may impact the volume of our business, the credit risk involved and our terms of doing business with them. Sales of our home improvement and building products to home center retailers are substantial. In 2007, sales to the Company's largest customer, The Home Depot, were $2.4 billion (approximately 20 percent of the Company's consolidated net sales). Although builders, dealers and other retailers represent other channels of distribution for the Company's products and services, the loss of a substantial portion of our sales to The Home Depot would have a material adverse impact on the Company.

As some of our customers expand their markets and their targeted customers, conflicts occur and in some instances we may also become their competitor. Increasingly, we are transacting business directly with our larger customers. These arrangements may undermine the business relationships we have with customers who purchase our products through traditional wholesale means. In addition, our large retail customers are increasingly requesting product exclusivity, which may impact our product offerings to other customers.

**Our principal markets are becoming more competitive.**

The major geographic markets for our products and services are highly competitive and, in recent years, competition has intensified significantly. Competition is further exacerbated during economic downturns. Home center retailers are increasing their purchases of products directly from manufacturers, particularly low-cost suppliers in Asia, for sale as private label and house brand merchandise. Also, home center retailers, which have historically concentrated their sales efforts on retail consumers and remodelers, are increasingly turning their marketing efforts directly toward professional contractors and installers. The Company believes that competition in our industries is based largely on price, product and service quality, brand reputation, customer service and product features. Although the relative importance of such factors varies among customers and product categories, price is often a primary factor.

Although we view the long term demographic trends for our markets as generally favorable, our markets are mature, cyclical and growing slowly. Additionally, our market position in and the competitive composition of our traditional markets affect our ability to expand our market share. In recent years, we have directed our strategic focus to organic growth and on developing new products and expanding our services, rather than on growth through acquisitions. However, our ability to maintain our competitive positions in our markets and to grow our businesses is challenged since it depends to a large extent upon successfully maintaining our relationships with major customers, implementing growth strategies in our existing markets and entering new geographic markets, capitalizing on and strengthening our brand names, managing our cost structure, accommodating shorter life-cycles for our products and identifying and effectively responding to changing consumer preferences and spending patterns through product development and innovation.

The importance of sophisticated information technology to our industry is increasing. In order to remain competitive and respond to customer requirements and changes in their business processes, such as inventory replenishment, merchandise ordering, transportation and payment processing, the Company must be able to identify and implement comprehensive enterprise resource planning ("ERP") systems. ERP systems are also critical to our supply chain management and logistics capabilities. The successful implementation of ERP systems also requires significant investment by the Company of both time and capital. Difficulties encountered in the deployment of significant new systems and other technology could be disruptive to the operation of our businesses.

**The cost and availability of materials and labor and the performance of our supply chain affect our operating results.**

When we incur cost increases for commodities or materials that are major components of our products or services, such as brass, insulation or titanium dioxide, it can be difficult for us to offset the impact on our operating results on a timely basis. Delays in adjusting or inability to adjust prices may be due to such factors as our existing arrangements with customers, competitive considerations, or customer resistance to such price increases. When the number of available sources for raw materials is limited, price volatility is more likely to occur and with longer duration when demand exceeds supply. In addition to their impact on our production expenses, increased costs of energy and other commodities, such as crude oil, can significantly affect the cost to transport our products and adversely affect our results of operations. See "Installation and Other Services" for a discussion of the impact of cost of raw materials and availability of labor and materials on that segment of our business.

We may also be adversely affected if our homebuilder customers encounter difficulty or delays in obtaining required materials from their other suppliers or if they encounter labor shortages. This is particularly likely to occur during periods of rapid growth in the new home construction market. Under such circumstances, homebuilders may delay their construction schedules and, as a result, may reduce or delay their purchase of products and services from us.

We rely heavily or exclusively on outside suppliers for certain of our products or key components. If there is an interruption in these sources of supply, we may experience difficulty or delay in substituting alternatives and our business may be disrupted.

**International political, economic and social developments impact our business.**

Over 20 percent of our sales are derived outside of North America (principally in Europe) and are transacted in currencies other than U.S. dollars (principally European euros and Great Britain pounds). Our international business faces risks associated with changes in political, monetary, economic and social environments, local labor conditions and practices, the laws, regulations and policies of foreign governments, cultural differences and differences in enforcement of contract and intellectual property rights. The financial reporting of our consolidated operating results is affected by fluctuations in currency exchange rates, which may present challenges in comparing operating performance from period to period and in forecasting future performance. U.S. laws affecting activities of U.S. companies doing business abroad, including tax laws and laws regulating various business practices, also impact our international business. Our international operating results may be influenced, when compared to our North American results, in part due to relative economic conditions in the European markets and due to competitive pricing pressures on certain products.

Increasingly, we are manufacturing in Asia and sourcing products and components from third parties in Asia. The distances involved in these arrangements, together with differences in business practices, shipping and delivery requirements, the limited number of suppliers, and laws and regulations, have increased the difficulty of managing our supply chain, the complexity of our supply chain logistics and the potential for interruptions in our production scheduling.

**We have financial commitments and investments in financial assets, including assets that are not readily marketable and involve financial risk.**

We have maintained investments in available-for-sale securities (including marketable and auction rate securities) and a number of private equity funds. Since there is no active trading market for investments in private equity funds, they are for the most part illiquid. These investments, by their nature, can also have a relatively higher degree of business risk, including financial leverage, than other financial investments. Future changes in market conditions, the future performance of the underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments or the amounts realized upon liquidation. In addition, we have commitments that require us to contribute additional capital to these private equity funds upon receipt of a capital call from the private equity fund.

**Product liability claims and other litigation could be costly.**

Increasingly, homebuilders, including our customers, are subject to construction defect and home warranty claims in the ordinary course of their business. Our contractual arrangements with these customers typically include the agreement to indemnify them against liability for the performance of our products or services or the performance of other products that we install. These claims frequently result in lawsuits against the homebuilders and many of their subcontractors, including the Company, and require defense costs even when such products or services are not the principal basis for the claims.

We are also subject to product safety regulations, recalls and direct claims for product liability, including putative class actions. Product liability claims can result in significant liability and, regardless of the ultimate outcome, can be costly to defend. Also, we increasingly rely on other manufacturers to provide us with products or components for products that we sell. Because of the difficulty of controlling the quality of products or components sourced from other manufacturers, we are exposed to risks relating to the quality of such products and to limitations on our recourse against such suppliers.

The Company has experienced an increase in the number of putative class action lawsuits in recent years predicated upon claims for antitrust violations, product liability, wage and hour issues and other matters. The Company has generally denied liability and vigorously defends these cases. However, even when there is no basis for imposing liability on the Company, such lawsuits are particularly costly to resolve due to their scope, complexity and the potentially significant exposure that is alleged.

See Note T to the consolidated financial statements included in Item 8 of this Report for additional information about litigation involving our businesses.

**Government and industry responses to environmental and health and safety concerns could impact our capital expenditures and operating results.**

Government and other regulations pertaining to health and safety (including protection of employees as well as consumers) and environmental concerns continue to emerge, domestically as well as internationally. In addition to having to comply with current requirements (including requirements that do not become effective until a future date), even more stringent requirements could be imposed on our industries in the future. Compliance with these regulations (such as the restrictions on lead content in plumbing products and on volatile organic compounds and formaldehyde emissions that are applicable to certain of our businesses), may require us to alter our manufacturing and installation processes and our sourcing. Such actions could adversely impact our operating results, and our ability to effectively and timely meet such regulations could adversely impact our competitive position.

**The long-term performance of our businesses relies on our ability to attract, develop and retain talented management.**

To be successful, we must attract, develop and retain highly qualified and talented personnel in management, sales, marketing, research and development and, as we enter new international markets, skilled personnel familiar with these markets. We compete with multinational firms in manufacturing and other industries for these employees and we invest significant resources in recruiting, developing and motivating them. The failure to attract, motivate, develop and retain key managers and other key employees could negatively affect our competitive position and our operating results.

## Item 1B. Unresolved Staff Comments.

None.

## Item 2. Properties.

The table below lists the Company's principal North American properties for segments other than Installation and Other Services.

| Business Segment | Manufacturing | Warehouse and Distribution |
|---|---|---|
| Cabinets and Related Products | 19 | 23 |
| Plumbing Products | 24 | 9 |
| Decorative Architectural Products | 10 | 11 |
| Other Specialty Products | 15 | 6 |
| Totals | 68 | 49 |

Most of the Company's North American manufacturing facilities range in size from single buildings of approximately 10,000 square feet to complexes that exceed 1,000,000 square feet. The Company owns most of its North American manufacturing facilities, none of which are subject to significant encumbrances. A substantial number of our warehouse and distribution facilities are leased.

In addition, the Company's Installation and Other Services segment operates over 230 local installation branch locations and over 60 local distribution centers in the United States, most of which are leased.

The table below lists the Company's principal properties outside of North America.

| Business Segment | Manufacturing | Warehouse and Distribution |
|---|---|---|
| Cabinets and Related Products | 13 | 15 |
| Plumbing Products | 25 | 29 |
| Decorative Architectural Products | 1 | 2 |
| Other Specialty Products | 12 | 3 |
| Totals | 51 | 49 |

Most of these international facilities are located in Belgium, China, Denmark, Germany, The Netherlands and the United Kingdom. The Company generally owns its international manufacturing facilities, none of which are subject to significant encumbrances, and leases its warehouse and distribution facilities.

The Company's corporate headquarters are located in Taylor, Michigan and are owned by the Company. The Company owns an additional building near its corporate headquarters that is used by our corporate research and development department.

Each of the Company's operating divisions assesses the manufacturing, distribution and other facilities needed to meet its operating requirements. The Company's buildings, machinery and equipment have been generally well maintained and are in good operating condition. In general, the Company's facilities have sufficient capacity and are adequate for its production and distribution requirements.

### Item 3. Legal Proceedings.

Information regarding legal proceedings involving the Company is set forth in Note T to the Company's consolidated financial statements included in Item 8 of this Report.

### Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

### Supplementary Item. Executive Officers of the Registrant (Pursuant to Instruction 3 to Item 401(b) of Regulation S-K).

| Name | Position | Age | Executive Officer Since |
|---|---|---|---|
| Richard A. Manoogian | Executive Chairman | 71 | 1962 |
| Timothy Wadhams | President and Chief Executive Officer | 59 | 2001 |
| Donald J. DeMarie | Executive Vice President and Chief Operating Officer | 44 | 2007 |
| Eugene A. Gargaro, Jr. | Vice President and Secretary | 65 | 1993 |
| John R. Leekley | Senior Vice President and General Counsel | 64 | 1979 |
| John G. Sznewajs | Vice President, Treasurer and Chief Financial Officer | 40 | 2005 |

Executive officers are elected annually by the Board of Directors. Each of the above executive officers has been employed in a managerial capacity with the Company for at least five years. Mr. DeMarie was elected Executive Vice President in July 2007 and became Chief Operating Officer in December 2007. He had previously served as Group President of the Company's Installation and Other Services segment since 2003. Previously, he had served as President and Chief Executive Officer of Masco Contractor Services and in other managerial roles since 1995. Mr. Sznewajs was elected to his current position in July 2007. He had previously served as Vice President and Treasurer since 2005 and Vice President – Business Development since 2003 and before that time served in various capacities in the Business Development Department from 1996 to 2003.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The New York Stock Exchange is the principal market on which the Company's common stock is traded. The following table indicates the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange and the cash dividends declared per common share for the periods indicated:

| Quarter | Market Price | | Dividends Declared |
|---|---|---|---|
| | High | Low | |
| **2007** | | | |
| Fourth | $25.28 | $20.89 | $.23 |
| Third | 29.00 | 22.65 | .23 |
| Second | 31.58 | 26.26 | .23 |
| First | 34.72 | 27.00 | .23 |
| Total | | | $.92 |
| **2006** | | | |
| Fourth | $30.53 | $26.85 | $.22 |
| Third | 29.90 | 25.85 | .22 |
| Second | 33.70 | 27.63 | .22 |
| First | 32.95 | 29.00 | .22 |
| Total | | | $.88 |

On February 15, 2008 there were approximately 5,500 holders of record of the Company's common stock.

The Company expects that its practice of paying quarterly dividends on its common stock will continue, although the payment of future dividends is at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and other factors.

## Performance Graph

The table below sets forth a line graph comparing the cumulative total shareholder return on Masco's common stock with the cumulative total return of (i) the Standard & Poor's 500 Composite Stock Index ("S&P 500"), (ii) The Standard & Poor's Industrials Index ("S&P Industrials Index") and (iii) the Standard & Poor's Consumer Durables & Apparel Index ("S&P Consumer Durables & Apparel Index"), from December 31, 2002 through December 31, 2007, when the closing price of Masco's common stock was $21.61. The graph assumes investments of $100 on December 31, 2002 in Masco common stock and in each of these three indices and the reinvestment of dividends.


$250
$200
$150
$100
$50
$0
INDEXED VALUE
2002
2003
2004
2005
2006
2007
Masco
S&P 500 Index
S&P Industrials Index
S&P Consumer Durables & Apparel Index

The table below sets forth the value, as of December 31 for each of the years indicated, of a $100 investment made on December 31, 2002 in each of Masco common stock, the S&P 500 Index, the S&P Industrials Index and the S&P Consumer Durables & Apparel Index and the reinvestment of dividends.

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| **Masco** | **$100.00** | **$132.97** | **$180.41** | **$152.95** | **$155.69** | **$117.38** |
| **S&P 500 Index** | **$100.00** | **$128.36** | **$142.14** | **$149.01** | **$172.27** | **$181.72** |
| **S&P Industrials Index** | **$100.00** | **$131.79** | **$155.28** | **$158.77** | **$179.65** | **$201.19** |
| **S&P Consumer Durables & Apparel Index** | **$100.00** | **$124.66** | **$154.04** | **$156.87** | **$166.53** | **$132.55** |

The following table provides information regarding the Company's purchase of Company common stock for the three months ended December 31, 2007, in millions except average price paid per common share data:

| Period | Total Number of Shares Purchased | Average Price Paid Per Common Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| 10/01/07 – 10/31/07... | 1 | $22.92 | 1 | 42 |
| 11/01/07 – 11/30/07... | 1 | $22.21 | 1 | 41 |
| 12/01/07 – 12/31/07... | — | — | — | 41 |
| Total for the quarter ... | 2 | $22.31 | 2 | |

In July 2007, the Company's Board of Directors authorized the purchase of up to 50 million shares of the Company's common stock in open-market transactions or otherwise, replacing the May 2006 authorization.

On October 17, 2007 the Company redeemed the outstanding balance of its Zero Coupon Convertible Senior Notes due 2031 ("Old Notes") for cash of $85,000. This redemption retired the balance of a $1.9 billion series originally issued in 2001 that was exchanged in December 2004 for the Company's Zero Coupon Convertible Senior Notes Series B due July 2031 ("New Notes"). See Note K to the consolidated financial statements included in Item 8 of this Report for additional information about the Old Notes and the New Notes.

For information regarding securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this Report.

**Item 6. Selected Financial Data.**

| | (Dollars In Millions, Except Per Common Share Data) | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| Net sales (1) | $11,770 | $12,718 | $12,500 | $11,713 | $10,251 |
| Operating profit (1),(2),(3),(4),(5),(6) | $ 959 | $ 1,140 | $ 1,590 | $ 1,651 | $ 1,504 |
| Income from continuing operations (1),(2),(3),(4),(5),(6) | $ 397 | $ 478 | $ 889 | $ 1,015 | $ 810 |
| Per share of common stock: | | | | | |
| Income from continuing operations: | | | | | |
| Basic | $ 1.08 | $ 1.21 | $ 2.11 | $ 2.28 | $ 1.69 |
| Diluted | $ 1.06 | $ 1.20 | $ 2.07 | $ 2.23 | $ 1.65 |
| Dividends declared | $ .92 | $ 0.88 | $ 0.80 | $ 0.68 | $ 0.60 |
| Dividends paid | $ .91 | $ 0.86 | $ 0.78 | $ 0.66 | $ 0.58 |
| Income from continuing operations as a % of: | | | | | |
| Net sales | 3% | 4% | 7% | 9% | 8% |
| Shareholders' equity (7) | 9% | 10% | 16% | 19% | 15% |
| At December 31: | | | | | |
| Total assets | $10,907 | $12,325 | $12,559 | $12,541 | $12,173 |
| Long-term debt | $ 3,966 | $ 3,533 | $ 3,915 | $ 4,187 | $ 3,848 |
| Shareholders' equity | $ 4,025 | $ 4,471 | $ 4,848 | $ 5,423 | $ 5,456 |

(1) Amounts exclude discontinued operations.

(2) The year 2007 includes non-cash impairment charges for goodwill and other intangible assets aggregating $208 million after tax ($227 million pre-tax).

(3) The year 2006 includes non-cash impairment charges for goodwill aggregating $317 million after tax ($317 million pre-tax) and income of $1 million after tax ($1 million pre-tax) regarding the Behr litigation settlement.

(4) The year 2005 includes non-cash impairment charges for goodwill aggregating $43 million after tax ($43 million pre-tax) and income of $4 million after tax ($6 million pre-tax) regarding the Behr litigation settlement.

(5) The year 2004 includes non-cash impairment charges for goodwill aggregating $42 million after tax ($50 million pre-tax) and income of $19 million after tax ($30 million pre-tax) regarding the Behr litigation settlement.

(6) The year 2003 includes non-cash impairment charges for goodwill aggregating $42 million after tax ($48 million pre-tax) and income of $45 million after tax ($72 million pre-tax) regarding the Behr litigation settlement.

(7) Based on shareholders' equity as of the beginning of the year.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of its consolidated financial position, results of operations and cash flows. This financial and business analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and certain other sections of this Report contain statements reflecting the Company's views about its future performance and constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These views involve risks and uncertainties that are difficult to predict and, accordingly, the Company's actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including those discussed in Item 1A "Risk Factors" of this Report, the "Executive Level Overview," "Critical Accounting Policies and Estimates" and "Outlook for the Company" sections, may affect the Company's performance. The Company undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

### Executive Level Overview

The Company manufactures, distributes and installs home improvement and building products. These products are sold to the home improvement and new home construction markets through mass merchandisers, hardware stores, home centers, builders, distributors and other outlets for consumers and contractors.

Factors that affect the Company's results of operations include the levels of new home construction and home improvement activity principally in North America and Europe, the importance of and the Company's relationships with key customers (including The Home Depot, which represented approximately 20 percent of the Company's net sales in 2007), the Company's ability to maintain its leadership positions in its U.S. and global markets in the face of increasing competition, the Company's ability to effectively manage its overall cost structure, and the cost and availability of labor and materials. The Company's international business faces political, monetary, economic and other risks that vary from country to country, as well as fluctuations in currency exchange rates. Further, the Company has financial commitments and investments in financial assets that are not readily marketable and that involve financial risk. In addition, product liability claims and other litigation could be costly. These and other factors are discussed in more detail in Item 1A "Risk Factors" of this Report.

### Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly reviews its estimates and assumptions, which are based upon historical experience, as well as current economic conditions and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

The Company believes that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of its consolidated financial statements.

### *Revenue Recognition and Receivables*

The Company recognizes revenue as title to products and risk of loss is transferred to customers or when services are rendered. The Company records revenue for unbilled services performed based upon estimates of labor incurred in the Installation and Other Services segment; such amounts are recorded in Receivables. The Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing and co-operative advertising arrangements, promotions and other volume-based incentives. Allowances for doubtful accounts receivable are maintained for estimated losses resulting from the inability of customers to make required payments.

### *Inventories*

Inventories are recorded at the lower of cost or net realizable value, with expense estimates made for obsolescence or unsaleable inventory equal to the difference between the recorded cost of inventories and their estimated market value based upon assumptions about future demand and market conditions. On an on-going basis, the Company monitors these estimates and records adjustments for differences between estimates and actual experience. Historically, actual results have not significantly deviated from those determined using these estimates.

### *Financial Investments*

The Company has maintained investments in available-for-sale and marketable securities and a number of private equity funds, which aggregated $114 million and $173 million, respectively, at December 31, 2007. Investments in available-for-sale and marketable securities are recorded at fair value, and unrealized gains or losses (that are deemed to be temporary) are recognized, net of tax, through shareholders' equity, as a component of other comprehensive income in the Company's consolidated balance sheet. The Company records an impairment charge to earnings when an investment has experienced a decline in value that is deemed to be other-than-temporary. During 2007, the Company recognized non-cash, pre-tax impairment charges of $6 million related to its investment in Furniture Brands International common stock and $3 million related to its investment in Asahi Tec common stock.

From time to time, the Company invests its excess cash in short-term financial instruments including auction rate securities. Auction rate securities are investment securities that have interest rates which are reset every 7, 28 or 35 days. During the third quarter of 2007, the Company revised the classification of investments in auction rate securities from cash and cash investments to available-for-sale securities included in other assets on the consolidated balance sheet. The Company has also made corresponding adjustments to the consolidated statements of cash flows for the periods ended December 31, 2007, 2006 and 2005, to reflect the gross cash purchases and sales of these securities in cash flows (for) from investing activities. These changes in classification do not affect previously reported consolidated statements of income or cash flows from operating activities in any prior period. During 2007, the Company recognized a non-cash, pre-tax impairment charge of $3 million related to auction rate securities.

On January 11, 2007, the acquisition of Metaldyne Corporation ("Metaldyne") (formerly MascoTech, Inc.) by Asahi Tec Corporation ("Asahi Tec"), a Japanese automotive supplier, was finalized. The combined fair value of the Asahi Tec common and preferred stock, as well as the derivative related to the conversion feature on the preferred stock, received in exchange for the Company's investment in Metaldyne, was $72 million. As a result of the transaction, the Company recognized a gain of $14 million, net of transaction fees, included in the Company's consolidated statement of income for the year ended December 31, 2007, in income from other investments, net. Subsequent to the transaction, the Company's investment in Asahi Tec common and preferred stock is accounted for as available-for-sale and unrealized gains or losses related to the change in fair value of the Asahi Tec common and preferred stock at December 31, 2007 have been recognized, net of tax, through shareholders' equity, as a component of other comprehensive income in the Company's consolidated balance sheet. For the year ended December 31, 2007, the unrealized loss of $17 million related to the change in fair value of the derivative related to the conversion feature on the preferred stock, has been included in income from other investments, net.

In addition, immediately prior to its sale, Metaldyne distributed shares of TriMas Corporation ("TriMas") common stock as a dividend to the holders of Metaldyne common stock; the Company recognized income of $4 million included in the Company's consolidated statement of income, in dividend income from other investments. In May 2007, TriMas made an initial public offering; subsequent to the offering, the Company's investment in TriMas is accounted for as available-for-sale and unrealized gains or losses related to the change in fair value of the investment have been recognized, net of tax, through shareholders' equity, as a component of other comprehensive income in the Company's consolidated balance sheet.

The Company's investments in private equity funds and other private investments are carried at cost and are evaluated for potential impairment when impairment indicators are present, or when an event or change in circumstances has occurred, that may have a significant adverse effect on the fair value of the investment. Impairment indicators the Company considers include the following: whether there has been a significant deterioration in earnings performance, asset quality or business prospects; a significant adverse change in the regulatory, economic or technological environment; a significant adverse change in the general market condition or geographic area in which the investment operates; and any bona fide offers to purchase the investment for less than the carrying value. Since there is no active trading market for these investments, they are for the most part illiquid. These investments, by their nature, can also have a relatively higher degree of business risk, including financial leverage, than other financial investments. Future changes in market conditions, the future performance of the underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments and the amounts realized upon liquidation. During 2007, the Company recognized non-cash, pre-tax impairment charges of $10 million related to certain of its investments in private equity funds.

***Goodwill and Other Intangible Assets***

The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," in the fourth quarter of each year, or as an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting business unit below its carrying amount, the Company completes the impairment testing of goodwill utilizing a discounted cash flow method.

Determining market values using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company's judgments are based upon historical experience, current market trends, consultations with external valuation specialists and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally a one to three percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. The Company generally develops these forecasts based upon, among other things, recent sales data for existing products, planned timing of new product launches, estimated housing starts and repair and remodeling estimates for existing homes.

In the fourth quarter of 2007, the Company estimated that future discounted cash flows projected for most of its reporting business units were greater than the carrying values. Any increases in estimated discounted cash flows would have no impact on the reported value of goodwill.

If the carrying amount of a reporting business unit exceeds its fair value, the Company measures the possible goodwill impairment based upon an allocation of the estimate of fair value of the reporting business unit to all of the underlying assets and liabilities of the reporting business unit, including any previously unrecognized intangible assets. The excess of the fair value of a reporting business unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting business unit's recorded goodwill exceeds the implied fair value of goodwill.

In 2007, the Company recognized non-cash, pre-tax impairment charges for goodwill of $177 million ($177 million, after tax). The pre-tax impairment charges recorded in 2007 were as follows: Plumbing Products segment — $69 million related to a North American manufacturer of plumbing-related products; and Other Specialty Products segment — $108 million related to a European manufacturer of heating products.

The Company reviews its other indefinite-lived intangible assets for impairment annually or as events occur or circumstances change that indicate the assets may be impaired without regard to the reporting unit. The Company considers the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near-and long-term. In 2007, the Company recognized a non-cash, pre-tax impairment charge for other indefinite-lived intangible assets of $50 million ($31 million, after tax) in the Other Specialty Products segment related to the value of a registered trademark.

Intangible assets with finite useful lives are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

### *Stock-Based Compensation*

The Company's 2005 Long Term Stock Incentive Plan (the "2005 Plan") replaced the 1991 Long Term Stock Incentive Plan (the "1991 Plan") in May 2005 and provides for the issuance of stock-based incentives in various forms. At December 31, 2007, outstanding stock-based incentives were in the form of long-term stock awards, stock options, phantom stock awards and stock appreciation rights. Additionally, the Company's 1997 Non-Employee Directors Stock Plan (the "1997 Plan") provides for the payment of part of the compensation to non-employee Directors in Company common stock. The 1997 Plan expired in May 2007; subsequently, compensation to non-employee Directors in Company common stock will be made from the 2005 Plan.

The Company elected to begin recording expense for stock options granted or modified subsequent to January 1, 2003. Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," ("SFAS No. 123R") using the Modified Prospective Application ("MPA") method. The MPA method requires the Company to recognize expense for unvested stock options that were awarded prior to January 1, 2003 through the remaining vesting periods. The MPA method did not require the restatement of prior-year information. In accordance with SFAS No. 123R, the Company utilized the shortcut method to determine the tax windfall pool associated with stock options as of the date of adoption.

#### *Long-Term Stock Awards*

Long-term stock awards are granted to key employees and non-employee Directors of the Company and do not cause net share dilution inasmuch as the Company continues the practice of repurchasing and retiring an equal number of shares on the open market. There was $175 million (9 million common shares) of total unrecognized compensation expense related to unvested stock awards at December 31, 2007, which was included as a reduction of common stock and retained earnings. Effective January 1, 2006, such expense is being recognized ratably over the shorter of the vesting period of the stock awards, typically 10 years (except for stock awards held by grantees age 66 or older, which vest over five years), or the length of time until the grantee becomes retirement-eligible at age 65. For stock awards granted prior to January 1, 2006, such expense is being recognized over the vesting period of the stock awards, typically

10 years, or for executive grantees that are, or will become, retirement-eligible during the vesting period, the expense is being recognized over five years, or immediately upon a grantee's retirement. Pre-tax compensation expense for the annual vesting of long-term stock awards was $52 million for 2007.

*Stock Options*

Stock options are granted to key employees and non-employee Directors of the Company. The exercise price equals the market price of the Company's common stock at the grant date. These options generally become exercisable (vest ratably) over five years beginning on the first anniversary from the date of grant and expire no later than 10 years after the grant date. The 2005 Plan does not permit the granting of restoration stock options, except for restoration options resulting from options granted under the 1991 Plan. Restoration stock options become exercisable six months from the date of grant.

The Company measures compensation expense for stock options using a Black-Scholes option pricing model. For stock options granted subsequent to January 1, 2006, such expense is being recognized ratably over the shorter of the vesting period of the stock options, typically five years, or the length of time until the grantee becomes retirement-eligible at age 65. The expense for unvested stock options at January 1, 2006 is based upon the grant date fair value of those options as calculated using a Black-Scholes option pricing model for pro forma disclosures under SFAS No. 123. For stock options granted prior to January 1, 2006, such expense is being recognized ratably over the vesting period of the stock options, typically five years. Pre-tax compensation expense for stock options was $49 million for 2007.

The fair value of stock options was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions for 2007: risk-free interest rate – 4.74%, dividend yield – 3.0%, volatility factor – 31.8% and expected option life – 7 years. For SFAS No. 123R calculation purposes, the weighted average grant-date fair value of option shares, including restoration options, granted in 2007 was $8.92 per option share.

If the Company increased its assumptions for the risk-free interest rate and the volatility factor by 50 percent, the expense related to the fair value of stock options granted in 2007 would increase 48 percent. If the Company decreased its assumptions for the risk-free interest rate and the volatility factor by 50 percent, the expense related to the fair value of stock options granted in 2007 would decrease 59 percent.

***Employee Retirement Plans***

Accounting for defined-benefit pension plans involves estimating the cost of benefits to be provided in the future, based upon vested years of service, and attributing those costs over the time period each employee works. Pension costs and obligations of the Company are developed from actuarial valuations. Inherent in these valuations are key assumptions regarding inflation, expected return on plan assets, mortality rates, compensation increases and discount rates for obligations and expenses. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in assumptions used could result in changes to reported pension costs and obligations within the Company's consolidated financial statements in any given period.

In 2007, the Company increased its discount rate for obligations to an average of 6.25 percent from 5.50 percent. The discount rate for obligations was based upon the expected duration of each defined-benefit pension plan's liabilities matched to the December 31, 2007 Citigroup Pension Discount Curve. Such rates for the Company's defined-benefit pension plans ranged from 5.00 percent to 6.50 percent, with the most significant portion of the liabilities having a discount rate for obligations of 6.25 percent or higher. The assumed asset return was primarily 8.25 percent, reflecting the expected long-term return on plan assets.

The Company's net underfunded amount for its qualified defined-benefit pension plans, the difference between the projected benefit obligation and plan assets, decreased to $114 million at December 31, 2007 from $186 million at December 31, 2006, primarily due to asset returns and funding contributions; in accordance with SFAS No. 158, the underfunded amount has been recognized on the Company's consolidated balance sheets at December 31, 2007 and 2006. Qualified domestic pension plan assets in 2007 had a net return of approximately seven percent compared to average returns of six percent for the largest 1,000 Plan Benchmark.

The Company's projected benefit obligation for its unfunded non-qualified defined-benefit pension plans was $138 million at December 31, 2007 compared with $144 million at December 31, 2006; in accordance with SFAS No. 158, the unfunded amount has been recognized on the Company's consolidated balance sheets at December 31, 2007 and 2006.

The Company expects pension expense for its qualified defined-benefit pension plans to be $13 million in 2008 compared with $17 million in 2007. If the Company assumed that the future return on plan assets was one-half percent lower than the assumed asset return, the 2008 pension expense would increase by $3 million. The Company expects pension expense for its non-qualified defined-benefit pension plans to decrease by $1 million in 2008 compared with 2007.

***Income Taxes***

The Company has considered potential sources of future foreign taxable income in assessing the need for establishing a valuation allowance against its deferred tax assets related to its foreign tax credit carryforward of $45 million at December 31, 2007. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, a valuation allowance would be recorded in the period such determination is made.

Historically, the Company established reserves for tax contingencies in accordance with SFAS 5, "Accounting for Contingencies," ("SFAS No. 5"). Under this standard, reserves for tax contingencies were established when it was probable that an additional tax may be owed and the amount can be reasonably estimated. In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 allows the recognition of only those income tax benefits that have a greater than 50 percent likelihood of being sustained upon examination by the taxing authorities. The adoption of FIN No. 48 was effective January 1, 2007.

FIN No. 48 establishes a lower threshold than SFAS No. 5 for recognizing reserves for income tax contingencies on uncertain tax positions (referred to by FIN No. 48 as "unrecognized tax benefits"). Therefore, the Company believes that there is a greater potential for volatility in its effective tax rate because this lower threshold allows changes in the income tax environment and the inherent complexities of income tax law in a substantial number of jurisdictions to affect our unrecognized tax benefits computation to a greater degree than with SFAS No. 5.

While the Company believes it has adequately provided for its uncertain tax positions, amounts asserted by taxing authorities could vary from our accrued liability for unrecognized tax benefits. Accordingly, additional provisions for tax-related matters, including interest and penalties, could be recorded in income tax expense in the period revised estimates are made or the underlying matters are settled or otherwise resolved.

***Other Commitments and Contingencies***

Certain of the Company's products and product finishes and services are covered by a warranty to be free from defects in material and workmanship for periods ranging from one year to the life of the product. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based upon historical experience and expectations of future conditions. To the extent that the Company experiences any changes in warranty claim activity or costs associated with servicing those claims, its warranty liability is adjusted accordingly.

A significant portion of the Company's business is at the consumer retail level through home centers and major retailers. A consumer may return a product to a retail outlet that is a warranty return. However, certain retail outlets do not distinguish between warranty and other types of returns when they claim a return deduction from the Company. The Company's revenue recognition policy takes into account this type of return when recognizing revenue, and deductions are recorded at the time of sale.

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business. Liabilities and costs associated with these matters require estimates and judgments based upon the professional knowledge and experience of management and its legal counsel. When estimates of the Company's exposure for lawsuits and pending or asserted claims meet the criteria for recognition under SFAS No. 5, amounts are recorded as charges to earnings. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments. See Note T to the Company's consolidated financial statements for information regarding certain legal proceedings involving the Company.

**Corporate Development Strategy**

In past years, acquisitions have enabled the Company to build strong positions in the markets it serves and have increased the Company's importance to its customers. The Company's focus includes the rationalization of its business units, including consolidations, as well as pursuing synergies among the Company's business units. The Company expects to maintain a more balanced growth strategy with emphasis on organic growth, share repurchases and fewer acquisitions with increased emphasis on cash flow and return on invested capital. As part of its strategic planning, the Company continues to review all of its businesses to determine which businesses may not be core to the Company's long-term growth strategy.

During 2007, the Company completed the sale of a European business unit in the Decorative Architectural Products segment. In 2006, the Company completed the sale of a North American business unit in the Other Specialty Products segment. These dispositions were completed pursuant to the Company's determination that these business units were not core to the Company's long-term growth strategy. The Company recognized a net loss of $10 million in 2007, primarily related to the 2007 discontinued operation. The Company recognized a net gain of $50 million in 2006, primarily related to the 2006 discontinued operation.

During 2005, in separate transactions, the Company completed the sale of three business units in Europe, including two in the Cabinets and Related Products segment and one in the Other Specialty Products segment, as well as one business unit in North America in the Cabinets and Related Products segment. The Company recognized a net gain of $63 million in 2005, primarily related to the 2005 discontinued operations.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company accounted for the business units which were sold in 2007, 2006 and 2005, except as noted below, as discontinued operations. There were no businesses held for sale at December 31, 2007.

The sales, results of operations and the (losses) gains from the 2007, 2006 and 2005 discontinued operations were included in (loss) income from discontinued operations, net, in the consolidated statements of income.

During 2007 and 2006, the Company completed the sale of several small businesses, primarily in the Plumbing Products segment, the results of which were included in continuing operations through the dates of sale. The Company received cash proceeds of $10 million and $72 million, respectively, and recognized a pre-tax net (loss) gain of $(8) million and $1 million, respectively, for the years ended December 31, 2007 and 2006, included in other, net, in continuing operations, related to the 2007 and 2006 sales of business units.

During 2007, the Company acquired several relatively small installation service businesses (Installation and Other Services segment), as well as Erickson Construction Company and Guy Evans, Inc.

(Installation and Other Services segment). Erickson Construction Company, headquartered in Arizona, provides pre-fabricated wall panels and millwork for residential builders in Arizona, California and Nevada. Guy Evans, Inc., headquartered in California, is an installer of millwork, doors, windows and bath hardware for residential builders in California and Nevada. These two acquisitions allow the Company to expand the products and services it offers to its installation customers, and had combined annual sales in 2006 of approximately $200 million. The results of these acquisitions are included in the consolidated financial statement from the respective dates of acquisition. The aggregate net purchase price for all of these acquisitions was $202 million and included cash of $195 million and assumed debt of $7 million.

During 2006 and 2005, the Company acquired several relatively small businesses (primarily in the Installation and Other Services segment). The results of these acquisitions are included in the consolidated financial statements from the respective dates of acquisition.

**Liquidity and Capital Resources**

Historically, the Company has largely funded its growth through cash provided by a combination of its operations, long-term bank debt and the issuance of notes in the financial markets, and by the issuance of Company common stock, including issuances for certain mergers and acquisitions.

Bank credit lines are maintained to ensure the availability of funds. At December 31, 2007, the Company had a $2.0 billion 5-Year Revolving Credit Agreement with a group of banks syndicated in the United States and internationally which expires in February 2011. This agreement allows for borrowings denominated in U.S. dollars or European euros with interest payable based upon various floating-rate options as selected by the Company. There were no amounts outstanding under the 5-year Revolving Credit Agreement at December 31, 2007.

The 5-Year Revolving Credit Agreement contains limitations on additional borrowings; at December 31, 2007, the Company had additional borrowing capacity, subject to availability, of up to $1.9 billion. The 5-Year Revolving Credit Agreement also contains a requirement for maintaining a certain level of net worth; at December 31, 2007, the Company's net worth exceeded such requirement by $895 million.

The Company had cash and cash investments of $922 million at December 31, 2007 principally as a result of strong cash flows from operations.

The Company has maintained investments in available-for-sale and marketable securities and a number of private equity funds, principally as part of its tax planning strategies, as any gains enhance the utilization of any current and future tax capital losses. The Company determined that the longer maturity of private equity funds would be advantageous to the Company and complement the Company's investment in more liquid available-for-sale and marketable securities to balance risk. Since the Company has significantly reduced tax capital losses in part by generating capital gains from investments and other sources, the Company has and will continue to reduce its investments in financial assets.

In 2007, the Company increased its quarterly common stock dividend five percent to $.23 per common share. This marks the 49th consecutive year in which dividends have been increased.

Maintaining high levels of liquidity and cash flow are among the Company's financial strategies. The Company's total debt as a percent of total capitalization decreased to 50 percent at December 31, 2007 from 53 percent at December 31, 2006. The decrease in the Company's debt to total capitalization percent is primarily due to the repurchase of the Zero Coupon Convertible Senior Notes in January 2007.

On January 20, 2007, holders of $1.8 billion (94 percent) principal amount at maturity of the Company's Zero Coupon Convertible Senior Notes ("Notes") required the Company to repurchase their Notes at a cash value of $825 million. At December 31, 2007, there were outstanding $108 million principal amount at maturity of such Notes, with an accreted value of $52 million, which has been included in long-term debt, as the next put option date is July 20, 2011. The Company may at any time redeem all or part of the Notes at their then accreted value.

During 2007, the Company also retired $300 million of floating-rate notes due March 9, 2007 and $300 million of 4.625% notes due August 15, 2007. On March 14, 2007, the Company issued $300 million of floating-rate notes due 2010; the interest rate is determined based upon the three-month LIBOR plus 30 basis points. On March 14, 2007, the Company also issued $300 million of fixed-rate 5.85% notes due 2017. These debt issuances provided net proceeds of $596 million and were in consideration of the March and August 2007 debt maturities.

The Company's working capital ratio was 2.0 to 1 and 1.5 to 1 at December 31, 2007 and 2006, respectively. The improvement in the Company's working capital ratio is primarily due to the January 2007 payment of $825 million to repurchase the Zero Coupon Convertible Senior Notes which were included in short-term notes payable at December 31, 2006.

The derivatives used by the Company during 2007 consist of interest rate swaps entered into in 2004, for the purpose of effectively converting a portion of fixed-rate debt to variable-rate debt. Generally, under interest rate swap agreements, the Company agrees with a counterparty to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed notional principal amount. The derivative contracts are with two major creditworthy institutions, thereby minimizing the risk of credit loss. The interest rate swap agreements are designated as fair-value hedges, and the interest rate differential on interest rate swaps used to hedge existing debt is recognized as an adjustment to interest expense over the term of the agreement. For fair-value hedge transactions, changes in the fair value of the derivative and changes in the fair value of the item hedged are recognized in determining earnings.

The average variable interest rates are based upon the London Interbank Offered Rate ("LIBOR") plus fixed adjustment factors. The average effective rate for 2007 on the interest rate swaps was 6.264%. At December 31, 2007, the interest rate swap agreements covered a notional amount of $850 million of the Company's fixed-rate debt due July 15, 2012 with an interest rate of 5.875%. The hedges are considered 100 percent effective because all of the critical terms of the derivative financial instruments match those of the hedged item. Accordingly, no gain or loss on the value of the hedges was recognized in the Company's consolidated statements of income for the years ended December 31, 2007, 2006 and 2005. In 2007, the Company recognized an increase in interest expense of $3 million related to this swap agreement, due to increasing interest rates.

Certain of the Company's European operations also entered into foreign currency forward contracts for the purpose of managing exposure to currency fluctuations, primarily related to the European euro, the Great Britain pound and the U.S. dollar.

**Cash Flows**

Significant sources and (uses) of cash in the past three years are summarized as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net cash from operating activities | $ 1,270 | $1,208 | $1,374 |
| (Decrease) increase in debt, net | (881) | 151 | 407 |
| Proceeds from disposition of: | | | |
| Businesses, net of cash disposed | 45 | 160 | 278 |
| Property and equipment | 45 | 16 | 37 |
| Proceeds from financial investments, net | 108 | 165 | 99 |
| Issuance of Company common stock | 60 | 28 | 33 |
| Tax benefit from stock-based compensation | 19 | 18 | — |
| Acquisition of businesses, net of cash acquired | (203) | (28) | (25) |
| Capital expenditures | (248) | (388) | (282) |
| Cash dividends paid | (347) | (349) | (339) |
| Purchase of Company common stock | (857) | (854) | (986) |
| Effect of exchange rate on cash and cash investments | 47 | 18 | (5) |
| Other, net | (94) | (57) | (15) |
| Cash (decrease) increase | $(1,036) | $ 88 | $ 576 |

The Company's cash and cash investments decreased $1.0 billion to $922 million at December 31, 2007, from $1,958 million at December 31, 2006.

Net cash provided by operations of $1.3 billion consisted primarily of net income adjusted for non-cash and certain other items, including depreciation and amortization expense of $248 million, net loss on disposition of businesses of $18 million, net gain on disposition of financial investments of $41 million, a $227 million charge for the impairment of goodwill and other intangible assets, a $22 million charge for the impairment of financial investments and other non-cash items, including stock-based compensation expense, amortization expense related to in-store displays and interest expense on the Zero Coupon Convertible Senior Notes, as well as a net decrease in working capital of $283 million.

The Company continues to emphasize balance sheet management, including working capital management and cash flow generation. Days sales in accounts receivable were 49 days at December 31, 2007 compared with 50 days at December 31, 2006, and days sales in inventories were 48 days at December 31, 2007 compared with 49 days at December 31, 2006. Accounts payable days improved to 43 days from 40 days at December 31, 2007 and 2006, respectively. Working capital (defined as accounts receivable and inventories less accounts payable) as a percent of sales was 15.4 percent and 16.1 percent at December 31, 2007 and 2006, respectively.

Net cash used for financing activities was $2.0 billion, and included cash outflows of $347 million for cash dividends paid, $1,425 million for the retirement of notes and $857 million for the acquisition and retirement of 31 million shares of Company common stock in open-market transactions. Cash provided by financing activities primarily included $596 million from the issuance of notes (net of issuance costs) and $60 million from the issuance of Company common stock, primarily from the exercise of stock options.

At December 31, 2007, the Company had remaining Board of Directors' authorization to repurchase up to an additional 41 million shares of its common stock in open-market transactions or otherwise. In January 2008, the Company repurchased an additional three million shares of Company common stock and expects to continue its share repurchase program throughout 2008.

Net cash used for investing activities was $347 million, and included $248 million for capital expenditures and $203 million for acquisitions. Cash provided by investing activities included primarily $45 million of net proceeds from the disposition of businesses and $108 million from the net sale of financial investments.

The Company invests in automating its manufacturing operations to increase its productivity to improve customer service. Capital expenditures for 2007 were $248 million, compared with $388 million for 2006 and $282 million for 2005; for 2008, capital expenditures, excluding any potential 2008 acquisitions, are expected to approximate $240 million. Depreciation and amortization expense for 2007 totaled $248 million, compared with $244 million for 2006 and $241 million for 2005; for 2008, depreciation and amortization expense, excluding any potential 2008 acquisitions, is expected to approximate $260 million. Amortization expense totaled $20 million, $14 million and $28 million in 2007, 2006 and 2005, respectively.

Costs of environmental responsibilities and compliance with existing environmental laws and regulations have not had, nor, in the opinion of the Company, are they expected to have, a material effect on the Company's capital expenditures, financial position or results of operations.

The Company believes that its present cash balance and cash flows from operations are sufficient to fund its near-term working capital and other investment needs. The Company believes that its longer-term working capital and other general corporate requirements will be satisfied through cash flows from operations and, to the extent necessary, from bank borrowings, future financial market activities and proceeds from asset sales.

## Consolidated Results of Operations

The Company reports its financial results in accordance with generally accepted accounting principles ("GAAP") in the United States. However, the Company believes that certain non-GAAP performance measures and ratios, used in managing the business, may provide users of this financial information with additional meaningful comparisons between current results and results in prior periods. Non-GAAP performance measures and ratios should be viewed in addition to, and not as an alternative for, the Company's reported results.

### *Sales and Operations*

Net sales for 2007 were $11.8 billion, representing a decrease of seven percent from 2006. Excluding results from acquisitions and the effect of currency translation, net sales decreased 11 percent compared with 2006. The following table reconciles reported net sales to net sales excluding acquisitions and the effect of currency translation, in millions:

| | Twelve Months Ended December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Net sales, as reported | $11,770 | $12,718 |
| – Acquisitions | (175) | — |
| Net sales, excluding acquisitions | 11,595 | 12,718 |
| – Currency translation | (207) | — |
| Net sales, excluding acquisitions and the effect of currency | $11,388 | $12,718 |

Net sales for 2007 were adversely affected by a continued decline in the new home construction market, which reduced sales volume, and contributed to a nine percent decline in net sales. Economic conditions remain difficult in the new home construction market. Full-year housing starts have declined from 2.1 million in 2005 to 1.3 million in 2007. Net sales for 2007 were also negatively affected by a decline in consumer spending for home improvement products, which contributed to lower sales volume, reducing net sales by two percent compared to 2006. Retail sales volume benefited from increased sales volume of paints and stains and International plumbing products.

The Company's gross profit margins were 27.3 percent, 27.6 percent and 28.5 percent in 2007, 2006 and 2005, respectively. The decrease in the 2007 gross profit margin reflects lower sales volume of certain products, which more than offset the benefits associated with the Company's business rationalizations and other initiatives. The decrease in the 2006 gross profit margins reflects increased commodity, energy and freight costs, as well as a less favorable product mix, offset in part by increased selling prices for certain products.

Selling, general and administrative expenses as a percent of sales were 17.2 percent in 2007 compared with 16.1 percent in 2006 and 15.5 percent in 2005. Selling, general and administrative expenses in 2007 reflect lower sales volume, as well as increased advertising costs of 2.9 percent of sales compared to 2.6 percent of sales in 2006. The year 2007 also includes increased severance costs of $16 million, increased bad debt expense of $13 million and increased systems implementation costs of $7 million, which, on a combined basis, increased .3 percent of sales compared to 2006. Increased selling, general and administrative expenses in 2006, compared to 2005, reflect increased stock-based compensation expense of .8 percent of sales compared to .6 percent of sales in 2005, in part reflecting the adoption of SFAS No. 123R, and increased information systems implementation costs and other expenses.

Operating profit in 2007, 2006 and 2005 includes $79 million, $47 million and $12 million, respectively, of costs and charges related to the Company's business rationalizations and other initiatives. Operating profit in 2007, 2006 and 2005 includes $227 million, $317 million and $43 million, respectively, of impairment charges for goodwill and other intangible assets. Operating profit in 2006 and 2005 includes $1 million and $6 million, respectively, of income regarding the Behr litigation settlement. Operating profit margins, as reported, were 8.1 percent, 9.0 percent and 12.7 percent in 2007, 2006 and 2005, respectively. Operating profit margins, excluding the items above, were 10.7 percent, 11.8 percent and 13.1 percent in 2007, 2006 and 2005, respectively.

Operating profit margins in 2007 were adversely affected by a continuing decline in new home construction and a moderation in consumer spending in North America, both of which negatively impacted the sales volume of installation and other services, assembled cabinets and windows and doors; such sales volume declines negatively impacted operating profit margin by 1.6 percentage points compared to 2006. Operating profit margins benefited from the Company's business rationalizations and other initiatives. Operating profit margins in 2006 were negatively affected by an accelerating decline in the new home construction market and a moderation in consumer spending for certain "big ticket" home improvement items, such as cabinets, in the last half of 2006, both of which negatively impacted the sales volume of certain products and reduced operating profit margin by approximately one percent in 2006 compared to 2005. Operating profit margins in 2006 were also affected by the continuing negative impact of higher commodity costs partially offset by certain selling price increases. Operating profit margins in 2005 were impacted by increased commodity, energy and freight costs, which had only been partially offset by selling price increases.

***Other Income (Expense), Net***

During 2007, the Company recognized non-cash, pre-tax impairment charges aggregating $22 million related to financial investments in Furniture Brands International common stock ($6 million), Asahi Tec common stock ($3 million), auction rate securities ($3 million) and private equity funds ($10 million).

Other, net, for 2007 included $5 million of realized gains, net, from the sale of marketable securities, $6 million of dividend income and $38 million of income from other investments, net. Other, net, for 2007 also included $9 million of realized currency gains and other miscellaneous items.

During 2006, the Company recognized non-cash, pre-tax impairment charges aggregating $101 million for its investments related to Metaldyne ($40 million), TriMas ($16 million), the Heartland fund ($29 million) and other funds ($16 million).

Other, net, for 2006 included $4 million of realized gains, net, from the sale of marketable securities, $10 million of dividend income and $30 million of income from other investments, net. Other, net, for 2006 also included realized currency gains of $14 million and other miscellaneous items.

During 2005, the Company recognized non-cash, pre-tax impairment charges aggregating $45 million primarily related to its investment in Furniture Brands International common stock ($30 million) and private equity funds ($15 million).

Other, net, for 2005 included $30 million of realized gains, net, from the sale of marketable securities, $16 million of dividend income and $69 million of income from other investments, net. Other, net, for 2005 also included realized currency losses of $25 million and other miscellaneous items.

Interest expense was $258 million, $240 million and $247 million in 2007, 2006 and 2005, respectively. The increase in interest expense in 2007 is primarily due to increasing interest rates and the issuance of higher interest rate debt of 6.125% notes in October 2006 and floating-rate notes and 5.85% notes in March 2007. These debt issuances were in consideration of the 2007 debt payments. The decrease in interest expense in 2006 is primarily the result of the repayment of $800 million of 6.75% notes in March 2006, partially offset by the issuance of $1 billion of 6.125% notes in October 2006, as well as the impact of increasing interest rates.

***Income and Earnings Per Common Share from Continuing Operations***

Income and diluted earnings per common share from continuing operations for 2007 were $397 million and $1.06 per common share, respectively. Income from continuing operations for 2007 included non-cash, pre-tax impairment charges for goodwill and other intangible assets of $227 million ($208 million or $.56 per common share, after tax). Income and diluted earnings per common share from continuing operations for 2006 were $478 million and $1.20 per common share, respectively. Income from continuing operations for 2006 included non-cash, pre-tax impairment charges for goodwill of $317 million ($317 million or $.79 per common share, after tax). Income and diluted earnings per common share from continuing operations for 2005 were $889 million and $2.07 per common share, respectively. Income from continuing operations for 2005 included non-cash, pre-tax impairment charges for goodwill of $43 million ($43 million or $.10 per common share, after tax) and income regarding the litigation settlement of $6 million pre-tax ($4 million or $.01 per common share, after tax).

The Company's effective tax rate for income from continuing operations was 44 percent, 45 percent, and 36 percent in 2007, 2006 and 2005, respectively. The increased tax rates in 2007 and 2006 are primarily due to the impairment charges for goodwill not being deductible for tax purposes. The Company's effective tax rate for income from continuing operations, excluding the impairment charges for goodwill and other intangible assets, was 36 percent, 33 percent and 35 percent in 2007, 2006 and 2005, respectively.

The Company estimates that its effective tax rate should approximate 42 to 43 percent in 2008. The expected tax rate for 2008 is higher than the statutory rate primarily due to the U.S. tax on anticipated dividend distributions from certain foreign subsidiaries whose earnings are taxed at rates less than the U.S. Federal rate of 35 percent. These dividends are being distributed to utilize certain favorable provisions of the U.S. income tax law that are scheduled to expire at December 31, 2008. The majority of the U.S. tax currently payable on these dividends will be offset by the Company's $45 million foreign tax credit carryforward; such utilization of the foreign tax credit carryforward will be accounted for as a reversal of the $45 million deferred tax asset.

**Outlook for the Company**

Economic conditions remain difficult in a number of the Company's markets. Housing starts declined 25 percent in 2007 due to excessive inventories of homes and less attractive mortgage terms. As a result, full-year 2007 housing starts declined to 1.3 million from 2.1 million in 2005 and the Company expects a further decline in housing starts in 2008. In addition, the Company anticipates a decline in consumer spending for home improvement products and, notwithstanding recent actions by the Federal Reserve and the government to stimulate economic growth, the Company believes that 2008 will be a difficult year for the overall U.S. economy. In the fourth quarter of 2007, the Company also experienced a softening of demand for certain of its International products due to declining European economies.

The Company expects market conditions in its industry, in the next several quarters, to be very challenging. The Company is confident of its strategy of dividend increases and share repurchases while concentrating on organic growth, improving returns and generating superior cash flow. The Company's strategy, together with the leveraging of the combined market strength of its retail service, distribution and installation capabilities, brands and scale, should allow Masco to continue to drive long-term growth and value for its shareholders.

### Business Segment and Geographic Area Results

The following table sets forth the Company's net sales and operating profit information by business segment and geographic area, dollars in millions.

| | 2007 | 2006 | 2005 | Percent Change 2007 vs. 2006 | Percent Change 2006 vs. 2005 |
|---|---|---|---|---|---|
| **Net Sales:** | | | | | |
| Cabinets and Related Products | $ 2,829 | $ 3,286 | $ 3,324 | (14)% | (1)% |
| Plumbing Products | 3,449 | 3,296 | 3,176 | 5% | 4% |
| Installation and Other Services | 2,615 | 3,158 | 3,063 | (17)% | 3% |
| Decorative Architectural Products | 1,771 | 1,717 | 1,612 | 3% | 7% |
| Other Specialty Products | 1,106 | 1,261 | 1,325 | (12)% | (5)% |
| **Total** | $11,770 | $12,718 | $12,500 | (7)% | 2% |
| North America | $ 9,271 | $10,537 | $10,440 | (12)% | 1% |
| International, principally Europe | 2,499 | 2,181 | 2,060 | 15% | 6% |
| **Total** | $11,770 | $12,718 | $12,500 | (7)% | 2% |

| | 2007 | 2007 (B) | 2006 | 2006 (B) | 2005 | 2005 (B) |
|---|---|---|---|---|---|---|
| **Operating Profit (Loss): (A)** | | | | | | |
| Cabinets and Related Products | $ 336 | $ 336 | $ 122 | $ 438 | $ 515 | $ 515 |
| Plumbing Products | 265 | 334 | 280 | 281 | 367 | 374 |
| Installation and Other Services | 176 | 176 | 344 | 344 | 382 | 382 |
| Decorative Architectural Products | 383 | 383 | 371 | 371 | 275 | 275 |
| Other Specialty Products | (28) | 130 | 225 | 225 | 229 | 265 |
| **Total** | $1,132 | $ 1,359 | $ 1,342 | $ 1,659 | $1,768 | $1,811 |
| North America | $1,008 | $ 1,127 | $ 1,417 | $ 1,428 | $1,567 | $1,567 |
| International, principally Europe | 124 | 232 | (75) | 231 | 201 | 244 |
| **Total** | 1,132 | 1,359 | 1,342 | 1,659 | 1,768 | 1,811 |
| General corporate expense, net | (181) | (181) | (203) | (203) | (192) | (192) |
| Gains on sale of corporate fixed assets, net | 8 | 8 | — | — | 8 | 8 |
| Income regarding litigation settlement | — | — | 1 | 1 | 6 | 6 |
| **Total operating profit** | $ 959 | $ 1,186 | $ 1,140 | $ 1,457 | $1,590 | $1,633 |

| | 2007 | 2007 (B) | 2006 | 2006 (B) | 2005 | 2005 (B) |
|---|---|---|---|---|---|---|
| **Operating Profit (Loss) Margin: (A)** | | | | | | |
| Cabinets and Related Products | 11.9% | 11.9% | 3.7% | 13.3% | 15.5% | 15.5% |
| Plumbing Products | 7.7% | 9.7% | 8.5% | 8.5% | 11.6% | 11.8% |
| Installation and Other Services | 6.7% | 6.7% | 10.9% | 10.9% | 12.5% | 12.5% |
| Decorative Architectural Products | 21.6% | 21.6% | 21.6% | 21.6% | 17.1% | 17.1% |
| Other Specialty Products | (2.5)% | 11.8% | 17.8% | 17.8% | 17.3% | 20.0% |
| North America | 10.9% | 12.2% | 13.4% | 13.6% | 15.0% | 15.0% |
| International, principally Europe | 5.0% | 9.3% | (3.4)% | 10.6% | 9.8% | 11.8% |
| **Total** | 9.6% | 11.5% | 10.6% | 13.0% | 14.1% | 14.5% |
| **Total operating profit margin, as reported** | 8.1% | N/A | 9.0% | N/A | 12.7% | N/A |

(A) Before: general corporate expense, net, gains on sale of corporate fixed assets, net, and income regarding the Behr litigation settlement (related to the Decorative Architectural Products segment).

(B) Excluding impairment charges for goodwill and other intangible assets. The 2007 impairment charges for goodwill and other intangible assets were as follows: Plumbing Products – $69 million; and Other Specialty Products – $158 million. The 2006 impairment charges for goodwill were as follows: Cabinets and Related Products – $316 million; and Plumbing Products – $1 million. The 2005 impairment charges for goodwill were as follows: Plumbing Products – $7 million; and Other Specialty Products – $36 million.

## Business Segment Results Discussion

Changes in operating profit margins in the following Business Segment and Geographic Area Results discussion exclude general corporate expense, net, gains on sale of corporate fixed assets, net, income regarding the litigation settlement, and impairment charges for goodwill and other intangible assets in 2007, 2006 and 2005.

## Business Rationalizations and Other Initiatives

Over the past several years, the Company has been focused on the rationalization of its businesses, including sourcing programs, business consolidations, plant closures, headcount reductions, plant start-ups, systems implementations and other initiatives. For the year ended December 31, 2007, the Company incurred net costs and charges of $79 million related to these initiatives, net of an $8 million gain from the sale of fixed assets.

During 2006, the Company incurred $39 million pre-tax of costs and charges (primarily accelerated depreciation and severance expense) related to a plant closure and other profit improvement programs in the Plumbing Products segment. In addition, in 2006, the Company incurred $8 million pre-tax of costs and charges (including the write-down of inventories and accelerated depreciation) related to the closure of a relatively small ready-to-assemble cabinet manufacturing facility in the Cabinets and Related Products segment. In 2005, the Company also incurred approximately $12 million pre-tax of charges related to headcount reductions and the discontinuance of a product line in the Plumbing Products segment.

### *Cabinets and Related Products*

Net sales of Cabinets and Related Products decreased in 2007 primarily due to a decline in sales volume of assembled cabinets in the new home construction market, which reduced sales in this segment by 11 percent compared to 2006. A decline in net sales of ready-to-assemble cabinets reduced sales in this segment by five percent in 2007 compared to 2006. A weaker U.S. dollar had a positive effect on the translation of local currencies of European operations included in this segment and increased sales by two percent in 2007 compared to 2006. Net sales in this segment decreased in 2006 primarily due to lower sales of ready-to-assemble cabinets in North America and Europe, which more than offset certain selling price increases and sales volume increases of assembled cabinets in North America in the first half of 2006. Net sales in this segment in 2005 were affected by increased sales volume in the new construction market, as well as certain selling price increases.

Operating profit margins in the Cabinets and Related Products segment were negatively affected by the decline in sales volume in 2007, which reduced operating profit margin by three percentage points, as well as increased start-up costs and the under-utilization of two new plants in this segment, and increased severance costs. Such declines were partially offset by a gain on the sale of a manufacturing facility of $8 million and benefits associated with business rationalizations and other initiatives. In 2006, operating profit margins in this segment were negatively affected by a decline in sales volume in the last half of the year, as well as increased commodity, freight and plant start-up costs and lower results of European operations, offset in part by selling price increases. In 2006, operating profit margins in this segment were also negatively affected by $8 million of costs and charges related to the closure of a relatively small ready-to-assemble cabinet manufacturing facility. Operating profit margins in 2005 reflect increased commodity and freight costs and manufacturing and distribution inefficiencies in North America, as well as a shift to a less favorable product mix, which offset the positive impact of higher unit sales volume.

### *Plumbing Products*

Net sales of Plumbing Products increased in 2007 and 2006 primarily due to increased sales volume of certain European operations, which increased sales in this segment by three percent in 2007 compared to 2006. In 2007, increased selling prices also increased sales in this segment by three percent compared to

2006. These results were partially offset by declining sales volume to North American retail and wholesale customers, which reduced sales in this segment by four percent in 2007 compared to 2006. A weaker U.S. dollar also had a positive effect on the translation of local currencies of European operations included in this segment and increased sales by four percent in 2007 compared to 2006 and increased sales by one percent in 2006 compared to 2005. Net sales in this segment in 2005 were affected by increased sales through the Company's wholesale distribution channel and the increased sales of certain European operations included in this segment.

Operating profit margins in the Plumbing Products segment in 2007 were negatively affected by increased commodity costs in early 2007, which reduced operating profit margin by 1.7 percentage points compared to 2006. Such declines were partially offset by selling price increases and the reduction of certain variable expenses. Operating profit margins in this segment were adversely affected by costs and charges aggregating $39 million and $12 million in 2006 and 2005, respectively, related to certain profit improvement initiatives; excluding such charges, operating profit margins in this segment would have been 9.7 percent and 12.2 percent in 2006 and 2005, respectively. In 2006, operating profit margins in this segment were negatively affected by increased commodity costs, as well as a less favorable product mix and declining sales volume to certain retail customers. Operating profit margins in 2005 were affected by increased commodity costs, which were not offset by selling price increases and a less favorable product mix, which more than offset increased sales volume in the wholesale distribution channel.

The Company's Plumbing Products segment continues to be negatively impacted by import competition, as well as a product mix shift towards lower-margin faucets within the North American retail channels. As part of the Company's strategic review of its businesses, the Company determined that in order to remain competitive, it is necessary to increase off-shore sourcing at lower costs, while consolidating and reducing manufacturing operations in North America. Consistent with this determination, in 2006, the Company closed a North American plant in this segment.

***Installation and Other Services***

Net sales of Installation and Other Services decreased in 2007 primarily due to lower sales volume related to the continued slowdown in the new home construction market, which reduced sales in this segment by 20 percent compared to 2006 and declines in selling prices, partially offset by acquisitions which increased sales in this segment by six percent compared to 2006. Net sales in this segment increased in 2006 primarily due to increased sales volume of non-insulation products and selling price increases in the first half of 2006. However, the slowdown in the new home construction market significantly reduced sales in the second half of 2006 compared to 2005. Net sales in this segment in 2005 were affected by increased selling prices, as well as increased sales volume of non-insulation products and strength in the new home construction market.

Operating profit margins in the Installation and Other Services segment were lower in 2007 primarily due to lower sales volume and the related under-absorption of fixed costs, which decreased operating profit margin in this segment by approximately three percentage points compared to 2006, and lower selling prices. The year 2007 also included increased bad debt expense, increased severance and location closure costs and increased systems implementation expenses, which, on a combined basis, reduced operating profit margin in this segment by one percentage point compared to 2006. Partially offsetting these declines were reductions in material costs, as well as benefits associated with the business rationalizations and other initiatives. In 2006, the operating profit margin decline in this segment was primarily attributable to increased sales volume of generally lower-margin, non-insulation products, as well as increased operating costs to support the segment's growth in non-insulation products, new product development and technology initiatives. Operating profit margins in 2005 were affected by increases in sales of generally lower-margin, non-insulation products, as well as the time lag in implementing selling price increases related to material cost increases, partially offset by the favorable impact of higher sales volume.

#### *Decorative Architectural Products*

Net sales of Decorative Architectural Products increased in 2007 primarily due to higher retail sales volume from new product introductions of paints and stains, which increased sales in this segment by four percent compared to 2006, which was partially offset by sales declines related to builder's hardware. Net sales in this segment increased in 2006 primarily due to selling price increases of paints and stains. Net sales in this segment increased in 2005 primarily due to increased sales volume of paints and stains.

Operating profit margins in the Decorative Architectural Products segment in 2007 primarily reflect increased sales volume of paints and stains, offset by increased advertising expenses. In 2006, operating profit margins in this segment improved due to increased selling prices of paints and stains, which partially offset commodity cost increases experienced in late 2004 and during 2005. Operating profit margins in this segment in 2005 were impacted by increased material and freight costs, which were not completely offset by increased selling prices related to paints and stains.

#### *Other Specialty Products*

Net sales of Other Specialty Products decreased principally due to lower sales volume of windows and doors, primarily resulting from the continued slowdown in the new home construction market, particularly in the Western United States, which decreased sales in this segment by 14 percent in 2007 compared to 2006 and four percent in 2006 compared to 2005. A weaker U.S. dollar had a positive effect on the translation of local currencies of European operations included in this segment and increased sales by two percent in 2007 compared to 2006. Net sales in this segment in 2005 were affected by increased sales volume and certain selling price increases of windows and doors to the North American new home construction market, partially offset by reduced sales of European operations included in this segment.

Operating profit margins in the Other Specialty Products segment declined in 2007 due to lower sales volume of windows and doors in the new home construction market, which decreased operating profit margin by 3.2 percentage points compared to 2006, and lower results of European operations, which reduced operating profit by 1.6 percentage points compared to 2006. Operating profit margins in this segment declined in 2006 due to lower sales volume of windows and doors, which offset improved European operating results. Operating profit margins in this segment in 2005 were affected by increased commodity costs and the lower results of European operations, reflecting charges related to profit improvement initiatives, offset in part by reduced state use tax expense.

### Geographic Area Results Discussion

#### *North America*

Net sales from North American operations decreased in 2007 primarily due to the continued decline in the new home construction market, which declined 25 percent in 2007 compared to 2006 and a decline in consumer spending for home improvement products. North American sales in 2007 were negatively affected by lower sales volume of installation and other services, assembled cabinets and windows and doors in the new home construction market which decreased sales from North American operations by 11 percent compared to 2006. In addition, North American net sales were negatively affected by lower retail sales volume of certain products, partially offset by increased retail sales volume of paint and stains, which aggregated a net decrease to sales from North American operations of one percent in 2007 compared to 2006. Net sales from North American operations increased slightly in 2006 benefiting from relatively stronger market conditions in the first half of 2006, as well as increased selling prices. An accelerating decline in the new home construction market and a moderation in consumer spending reduced sales volume in the second half of 2006 particularly for assembled cabinets, windows and doors and sales of insulation products. Net sales from North American operations in 2005 were affected by the strength in the new home construction market and increased sales volume of cabinets, installation sales of insulation and non-insulation products, and sales of vinyl and fiberglass windows and patio doors, as well as increased selling prices for certain products.

In North America, the Company manufactures products (principally windows, doors and cabinets) and provides installation of insulation and other services to homebuilders. The Company has relationships with 90 of the top 100 builders in the United States. The Company has seen an increase in bad debt expense, related to homebuilders, from $7 million in 2006 to $22 million in 2007. The Company monitors its customer receivable balances and the credit worthiness of its customers on an ongoing basis. Currently, the top ten U.S. homebuilders represent less than three percent of the Company's consolidated receivable balance of $1.4 billion.

The decline in operating profit margin from North American operations in 2007 is primarily due to declines in new home construction and consumer spending, which negatively impacted the sales volume of certain products, and decreased operating profit margin by two percentage points compared to 2006. The declines in 2007 were partially offset by selling price increases, and the benefits associated with the Company's business rationalizations and other initiatives. In 2006, the operating profit margins declined from North American operations due to sales volume declines in the second half of 2006 of ready-to-assemble cabinets, windows and doors and the installation of insulation products. Operating profit margins in 2006 were also negatively affected by increased commodity costs, partially offset by selling price increases. Operating profit margins in 2005 were impacted by continued increases in commodity, energy, freight and other petroleum-based product costs, which were only partially offset by selling price increases, and increased sales volume of cabinets, installation services and windows and patio doors to the new home construction market.

***International, Principally Europe***

Net sales from International operations increased in 2007 primarily due to increased sales volume of plumbing products which increased sales from International operations in local currencies by five percent compared to 2006. A weaker U.S. dollar had a positive effect on the translation of International results in 2007, increasing International net sales by ten percent compared to 2006. Net sales from International operations increased in 2006 primarily due to increased sales of plumbing products, which increased sales from International operations in local currencies by six percent compared to 2005. A weaker U.S. dollar had a positive effect on the translation of European results, increasing European net sales by one percent in 2006 compared to 2005. Net sales from International operations in 2005 were affected by the increased local currency sales of exported plumbing products and ready-to-assemble cabinets, offset in part by declining sales of windows and other plumbing products.

Operating profit margins in 2007 were negatively affected by a less favorable product mix and material cost increases. Operating profit margins in 2006 were negatively affected by the lower operating results for European ready-to-assemble cabinets, which more than offset the positive effect of increased sales volume of plumbing products and improved operating results of other European operations. Operating profit margins in 2005 were negatively affected by increased commodity costs and costs associated with certain profit improvement initiatives, as well as a less favorable product mix.

## Other Matters

### *Commitments and Contingencies*

*Litigation*

Information regarding legal proceedings involving the Company is set forth in Note T to the consolidated financial statements.

*Other Commitments*

With respect to the Company's investments in private equity funds, the Company had, at December 31, 2007, commitments to contribute up to $49 million of additional capital to such funds, representing the Company's aggregate capital commitment to such funds less capital contributions made to date. The Company is contractually obligated to make additional capital contributions to its private equity funds upon receipt of a capital call from the private equity fund. The Company has no control over when or if the capital calls will occur. Capital calls are funded in cash and generally result in an increase in the carrying value of the Company's investment in the private equity fund when paid.

The Company enters into contracts, which include reasonable and customary indemnifications that are standard for the industries in which it operates. Such indemnifications include claims made against builders by homeowners for issues relating to the Company's products and workmanship. In conjunction with divestitures and other transactions, the Company occasionally provides reasonable and customary indemnifications relating to various items, including: the enforceability of trademarks; legal and environmental issues; provisions for sales returns; and asset valuations. The Company has never had to pay a material amount related to these indemnifications, and evaluates the probability that amounts may be incurred and appropriately records an estimated liability when probable.

### Contractual Obligations

The following table provides payment obligations related to current contracts at December 31, 2007, in millions:

| | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| | Less than 1 Year | 2-3 Years | 4-5 Years | More than 5 Years | Other (D) | Total |
| Debt (A) | $122 | $ 314 | $ 926 | $2,726 | $— | $4,088 |
| Interest (A) | 240 | 456 | 411 | 1,175 | — | 2,282 |
| Operating leases | 110 | 125 | 57 | 59 | — | 351 |
| Currently payable income taxes | 23 | — | — | — | — | 23 |
| Defined-benefit plans | 22 | 27 | 29 | 80 | — | 158 |
| Private equity funds (B) | 16 | 16 | 17 | — | — | 49 |
| Acquisition-related commitments | 3 | 6 | 1 | — | — | 10 |
| Post-retirement obligations | 1 | 1 | 1 | 4 | — | 7 |
| Purchase commitments (C) | 237 | 82 | — | — | — | 319 |
| Unrecognized tax benefits, including interest and penalties (D) | — | — | — | — | 95 | 95 |
| Total | $774 | $1,027 | $1,442 | $4,044 | $95 | $7,382 |

(A) The Company assumed that all debt would be held to maturity, except for the Zero Coupon Convertible Senior Notes, which would be held until the next put option date of July 20, 2011.

(B) There is no schedule for the capital commitments to the private equity funds; such allocation was estimated by the Company.

(C) Excludes contracts that do not require volume commitments and open or pending purchase orders.

(D) Due to the high degree of uncertainty regarding the timing of future cash outflows associated with unrecognized tax benefits, the Company is unable to make a reasonable estimate of the period beyond the next year in which cash settlements may occur with applicable tax authorities.

### Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is effective January 1, 2008 for financial assets and liabilities and is not expected to have a material effect on the Company's consolidated financial statements. The adoption of SFAS No. 157 is effective January 1, 2009 for non-financial assets and liabilities, and the Company is currently evaluating the impact these provisions will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115," ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS No. 159 is optional and is effective January 1, 2008. The Company has elected not to adopt SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R requires that the acquisition method be applied to all business combinations and it establishes requirements for the recognition and measurement of the acquired assets and liabilities by the acquiring company. Further, it requires that costs incurred to complete any acquisition be recognized as expense in the consolidated statement of income. SFAS No. 141R also requires that contingent assets and liabilities be recorded at fair value and marked to market quarterly until they are settled, with any changes to the fair value to be recorded as income or expense in the consolidated statement of income. SFAS No. 141R is effective for any business combinations that are completed subsequent to January 1, 2009. The Company is currently evaluating the impact the provisions of SFAS No. 141R will have on its consolidated financial statements and its method of accounting for business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated balance sheet as a component of shareholders' equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective January 1, 2009, and the Company is currently evaluating the impact of this pronouncement to its consolidated financial statements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

The Company has considered the provisions of Financial Reporting Release No. 48, "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments."

The Company is exposed to the impact of changes in interest rates and foreign currency exchange rates in the normal course of business and to market price fluctuations related to its marketable securities and other investments. The Company has limited involvement with derivative financial instruments and uses such instruments to the extent necessary to manage exposure to fluctuations in interest rates and foreign currency fluctuations. See Note F to the consolidated financial statements for additional information regarding the Company's derivative instruments.

The derivatives used by the Company for the year ended December 31, 2007 consist of interest rate swap agreements entered into in 2004 for the purpose of effectively converting a portion of fixed-rate debt to variable-rate debt. The Company, including certain European operations, also entered into foreign currency forward contracts to manage exposure to currency fluctuations related primarily to the European euro, the Great Britain pound and the U.S. dollar.

At December 31, 2007, the Company performed sensitivity analyses to assess the potential loss in the fair values of market risk sensitive instruments resulting from a hypothetical change of 200 basis points in average interest rates, a 10 percent change in foreign currency exchange rates or a 10 percent decline in the market value of the Company's long-term investments. Based upon the analyses performed, such changes would not be expected to materially affect the Company's consolidated financial position, results of operations or cash flows.

## Item 8. Financial Statements and Supplementary Data.

### Management's Report on Internal Control Over Financial Reporting

The management of Masco Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Masco Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The management of Masco Corporation assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework." Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, performed an audit of the Company's consolidated financial statements and of the effectiveness of Masco Corporation's internal control over financial reporting as of December 31, 2007. Their report expressed an unqualified opinion on the effectiveness of Masco Corporation's internal control over financial reporting as of December 31, 2007 and expressed an unqualified opinion on the Company's 2007 consolidated financial statements. This report appears under Item 8. Financial Statements and Supplementary Data under the heading Report of Independent Registered Public Accounting Firm.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Masco Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Masco Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note R to the consolidated financial statements, the Company changed its method of accounting for unrecognized tax benefits in 2007. As discussed in Note M to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006. In addition, as discussed in Note N to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans effective December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Detroit, Michigan
February 22, 2008

**MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**at December 31, 2007 and 2006**

| | (In Millions, Except Share Data) | |
|---|---|---|
| | 2007 | 2006 |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash investments | $ 922 | $ 1,958 |
| Receivables | 1,405 | 1,613 |
| Inventories | 1,126 | 1,263 |
| Prepaid expenses and other | 355 | 281 |
| Total current assets | 3,808 | 5,115 |
| Property and equipment, net | 2,367 | 2,363 |
| Goodwill | 3,938 | 3,957 |
| Other intangible assets, net | 323 | 306 |
| Other assets | 471 | 584 |
| Total Assets | $10,907 | $12,325 |
| **LIABILITIES and SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 714 | $ 815 |
| Notes payable | 122 | 1,446 |
| Accrued liabilities | 1,072 | 1,128 |
| Total current liabilities | 1,908 | 3,389 |
| Long-term debt | 3,966 | 3,533 |
| Deferred income taxes and other | 1,008 | 932 |
| Total Liabilities | 6,882 | 7,854 |
| Commitments and contingencies | | |
| Shareholders' Equity: | | |
| Common shares authorized: 1,400,000,000; issued and outstanding: 2007 – 358,900,000; 2006 – 383,890,000 | 359 | 384 |
| Preferred shares authorized: 1,000,000; issued and outstanding: 2007 – None; 2006 – None | — | — |
| Retained earnings | 2,969 | 3,575 |
| Accumulated other comprehensive income | 697 | 512 |
| Total Shareholders' Equity | 4,025 | 4,471 |
| Total Liabilities and Shareholders' Equity | $10,907 | $12,325 |

See notes to consolidated financial statements.

## MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

### for the years ended December 31, 2007, 2006 and 2005

| | (In Millions, Except Per Common Share Data) | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net sales | $11,770 | $12,718 | $12,500 |
| Cost of sales | 8,559 | 9,212 | 8,932 |
| Gross profit | 3,211 | 3,506 | 3,568 |
| Selling, general and administrative expenses | 2,025 | 2,050 | 1,941 |
| Income regarding litigation settlement | – | (1) | (6) |
| Impairment charges for goodwill and other intangible assets | 227 | 317 | 43 |
| Operating profit | 959 | 1,140 | 1,590 |
| Other income (expense), net: | | | |
| Interest expense | (258) | (240) | (247) |
| Impairment charges for financial investments | (22) | (101) | (45) |
| Other, net | 91 | 115 | 127 |
| | (189) | (226) | (165) |
| Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net | 770 | 914 | 1,425 |
| Income taxes | 336 | 409 | 514 |
| Income from continuing operations before minority interest and cumulative effect of accounting change, net | 434 | 505 | 911 |
| Minority interest | 37 | 27 | 22 |
| Income from continuing operations before cumulative effect of accounting change, net | 397 | 478 | 889 |
| (Loss) income from discontinued operations, net | (11) | 13 | 51 |
| Cumulative effect of accounting change, net | – | (3) | – |
| Net income | $ 386 | $ 488 | $ 940 |
| Earnings per common share: | | | |
| Basic: | | | |
| Income from continuing operations before cumulative effect of accounting change, net | $ 1.08 | $ 1.21 | $ 2.11 |
| (Loss) income from discontinued operations, net | (.03) | .03 | .12 |
| Cumulative effect of accounting change, net | – | (.01) | – |
| Net income | $ 1.05 | $ 1.24 | $ 2.23 |
| Diluted: | | | |
| Income from continuing operations before cumulative effect of accounting change, net | $ 1.06 | $ 1.20 | $ 2.07 |
| (Loss) income from discontinued operations, net | (.03) | .03 | .12 |
| Cumulative effect of accounting change, net | – | (.01) | – |
| Net income | $ 1.03 | $ 1.22 | $ 2.19 |

See notes to consolidated financial statements.

**MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**for the years ended December 31, 2007, 2006 and 2005**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In Millions) | |
| Cash Flows From (For) Operating Activities: | | | |
| Net income | $ 386 | $ 488 | $ 940 |
| Depreciation and amortization | 248 | 244 | 241 |
| Deferred income taxes | (41) | (42) | 75 |
| Loss (gain) on disposition of businesses, net | 18 | (51) | (63) |
| Gain on disposition of investments, net | (41) | (31) | (98) |
| Income regarding litigation settlement | – | (1) | (6) |
| Cumulative effect of accounting change, net | – | 3 | – |
| Impairment charges: | | | |
| Financial investments | 22 | 101 | 45 |
| Goodwill and other intangible assets | 227 | 331 | 69 |
| Stock-based compensation | 94 | 100 | 71 |
| Minority interest | 37 | 27 | 22 |
| Other items, net | 37 | 96 | 69 |
| Decrease (increase) in receivables | 243 | 106 | (94) |
| Decrease (increase) in inventories | 157 | (126) | (57) |
| (Decrease) increase in accounts payable and accrued liabilities, net | (117) | (37) | 160 |
| Net cash from operating activities | 1,270 | 1,208 | 1,374 |
| Cash Flows From (For) Financing Activities: | | | |
| Increase in debt | 4 | 21 | 33 |
| Payment of debt | (56) | (31) | (120) |
| Issuance of notes, net of issuance costs | 596 | 988 | 494 |
| Retirement of notes | (1,425) | (827) | – |
| Purchase of Company common stock | (857) | (854) | (986) |
| Issuance of Company common stock | 60 | 28 | 33 |
| Tax benefit from stock-based compensation | 19 | 18 | – |
| Cash dividends paid | (347) | (349) | (339) |
| Net cash for financing activities | (2,006) | (1,006) | (885) |
| Cash Flows From (For) Investing Activities: | | | |
| Capital expenditures | (248) | (388) | (282) |
| Acquisition of businesses, net of cash acquired | (203) | (28) | (25) |
| Purchases of marketable securities | – | (142) | (155) |
| Purchases of auction rate securities | (1,047) | (1,035) | (513) |
| Proceeds from disposition of auction rate securities | 1,025 | 1,129 | 419 |
| Proceeds from disposition of: | | | |
| Marketable securities | 55 | 174 | 301 |
| Businesses, net of cash disposed | 45 | 160 | 278 |
| Property and equipment | 45 | 16 | 37 |
| Other financial investments, net | 75 | 39 | 47 |
| Other, net | (94) | (57) | (15) |
| Net cash (for) from investing activities | (347) | (132) | 92 |
| Effect of exchange rate changes on cash and cash investments | 47 | 18 | (5) |
| Cash and Cash Investments: | | | |
| (Decrease) increase for the year | (1,036) | 88 | 576 |
| Cash at businesses held for sale | – | – | 38 |
| At January 1 | 1,958 | 1,870 | 1,256 |
| At December 31 | $ 922 | $ 1,958 | $1,870 |

See notes to consolidated financial statements.

## MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

### for the years ended December 31, 2007, 2006 and 2005

(In Millions, Except Per Share Data)

| | Total | Common Shares ($1 par value) | Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Restricted Stock Awards |
|---|---|---|---|---|---|---|
| Balance, January 1, 2005 | $5,423 | $447 | $ 642 | $3,880 | $ 627 | $(173) |
| Net income | 940 | | | 940 | | |
| Cumulative translation adjustments | (251) | | | | (251) | |
| Unrealized loss on marketable securities, net of income tax benefit of $5 | (10) | | | | (10) | |
| Minimum pension liability, net of income tax benefit of $23 | (38) | | | | (38) | |
| Total comprehensive income | 641 | | | | | |
| Shares issued | 105 | 4 | 101 | | | |
| Shares retired: | | | | | | |
| Repurchased | (986) | (31) | (758) | (197) | | |
| Surrendered (non-cash) | (33) | (1) | (32) | | | |
| Cash dividends declared | (337) | | | (337) | | |
| Stock-based compensation | 35 | | 47 | | | (12) |
| Balance, December 31, 2005 | $4,848 | $419 | $ – | $4,286 | $ 328 | $(185) |
| Net income | 488 | | | 488 | | |
| Cumulative translation adjustments | 208 | | | | 208 | |
| Unrealized loss on marketable securities, net of income tax benefit of $6 | (10) | | | | (10) | |
| Minimum pension liability, net of income tax of $33 | 56 | | | | 56 | |
| Total comprehensive income | 742 | | | | | |
| Unrecognized prior service cost and net loss, net of income tax benefit of $38 | (70) | | | | (70) | |
| Shares issued | 60 | 4 | 56 | | | |
| Shares retired: | | | | | | |
| Repurchased | (854) | (29) | (154) | (671) | | |
| Surrendered (non-cash) | (20) | (1) | (19) | | | |
| Cash dividends declared | (352) | | | (352) | | |
| Stock-based compensation | 117 | | 117 | | | |
| Reclassification of restricted stock awards | – | (9) | | (176) | | 185 |
| Balance, December 31, 2006 | $4,471 | $384 | $ – | $3,575 | $ 512 | $ – |
| Net income | 386 | | | 386 | | |
| Cumulative translation adjustments | 143 | | | | 143 | |
| Unrealized loss on marketable securities, net of income tax benefit of $5 | (7) | | | | (7) | |
| Unrecognized prior service cost and net loss, net of income tax of $27 | 49 | | | | 49 | |
| Total comprehensive income | 571 | | | | | |
| Cumulative effect of accounting change regarding income tax uncertainties (Note R) | (26) | | | (26) | | |
| Other | (7) | | | (7) | | |
| Shares issued | 115 | 6 | 109 | | | |
| Shares retired: | | | | | | |
| Repurchased | (857) | (31) | (213) | (613) | | |
| Surrendered (non-cash) | (14) | | (14) | | | |
| Cash dividends declared | (346) | | | (346) | | |
| Stock-based compensation | 118 | | 118 | | | |
| Balance, December 31, 2007 | $4,025 | $359 | $ – | $2,969 | $ 697 | $ – |

See notes to consolidated financial statements.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## A. ACCOUNTING POLICIES

*Principles of Consolidation.* The consolidated financial statements include the accounts of Masco Corporation and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. The Company consolidates the assets, liabilities and results of operations of variable interest entities, for which the Company is the primary beneficiary, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 – Revised, "Consolidation of Variable Interest Entities."

*Use of Estimates and Assumptions in the Preparation of Financial Statements.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

*Revenue Recognition.* The Company recognizes revenue as title to products and risk of loss is transferred to customers or when services are rendered, net of applicable provisions for discounts, returns and allowances. The Company records revenue for unbilled services performed based upon estimates of labor incurred in the Installation and Other Services segment; such amounts are recorded in receivables. Amounts billed for shipping and handling are included in net sales, while costs incurred for shipping and handling are included in cost of sales.

*Customer Promotion Costs.* The Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing and co-operative advertising arrangements, promotions and other volume-based incentives. In-store displays that are owned by the Company and used to market the Company's products are included in other assets in the consolidated balance sheets and are amortized using the straight-line method over the expected useful life of three years; related amortization expense is classified as a selling expense in the consolidated statements of income.

*Foreign Currency.* The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. The resulting cumulative translation adjustments have been recorded in the accumulated other comprehensive income component of shareholders' equity. Realized foreign currency transaction gains and losses are included in the consolidated statements of income in other income (expense), net.

*Cash and Cash Investments.* The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash investments.

*Receivables.* The Company does significant business with a number of customers, including certain home centers and homebuilders. The Company monitors its exposure for credit losses and records related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances, where a risk of default has been identified, and also include a provision for non-customer specific defaults based upon historical collection, return and write-off activity. A separate allowance is recorded for customer incentive rebates and is generally based upon sales activity. Receivables are presented net of certain allowances (including allowances for doubtful accounts) of $85 million and $84 million at December 31, 2007 and 2006, respectively. Receivables include unbilled revenue related to the Installation and Other Services segment of $31 million and $40 million at December 31, 2007 and 2006, respectively.

*Property and Equipment.* Property and equipment, including significant betterments to existing facilities, are recorded at cost. Upon retirement or disposal, the cost and accumulated depreciation

## A. ACCOUNTING POLICIES – (Continued)

are removed from the accounts and any gain or loss is included in the consolidated statements of income. Maintenance and repair costs are charged against earnings as incurred.

*Depreciation.* Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 to 10 percent, and machinery and equipment, 5 to 33 percent. Depreciation expense was $226 million, $228 million and $207 million in 2007, 2006 and 2005, respectively.

*Goodwill and Other Intangible Assets.* Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires goodwill and other intangible assets to be tested for impairment annually and under certain circumstances. The Company performs such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting business unit below its carrying amount. The Company compares the fair value of the reporting business units to the carrying value of the reporting business units for goodwill impairment testing. Fair value is determined using a discounted cash flow method.

The Company reviews its other indefinite-lived intangible assets for impairment annually or as events occur or circumstances change that indicate the assets may be impaired. The Company considers the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near- and long-term.

Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. The Company evaluates the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization. See Note H for additional information regarding Goodwill and Other Intangible Assets.

*Fair Value of Financial Instruments and Derivative Instruments.* The carrying value of financial instruments reported in the consolidated balance sheets for current assets, current liabilities and long-term floating-rate debt approximates fair value. The fair value of financial instruments that are carried as non-current investments is based principally upon information from investment fund managers and other assumptions, on quoted market prices for those or similar investments, by estimating the fair value of consideration to be received or by discounting future cash flows using a discount rate that reflects the risk of the underlying investments. The fair value of the Company's long-term fixed-rate debt instruments is based principally upon quoted market prices for the same or similar issues or the current rates available to the Company for debt with similar terms and remaining maturities. The aggregate estimated market value of non-current investments and long-term debt at December 31, 2007 was approximately $150 million and $4,073 million, compared with the aggregate carrying value of $150 million and $3,966 million, respectively. The aggregate estimated market value of non-current investments and long-term debt at December 31, 2006 was approximately $246 million and $3,616 million, compared with the aggregate carrying value of $246 million and $3,533 million, respectively.

The Company uses derivative financial instruments to manage certain exposure to fluctuations in earnings and cash flows resulting from changes in foreign currency exchange rates and interest rates. Derivative financial instruments are recorded in the consolidated balance sheets as either an asset or liability measured at fair value. For each derivative financial instrument that is designated and qualifies as a fair-value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in determining current earnings during the period of the change in fair values. For derivative instruments not designated as hedging

**A. ACCOUNTING POLICIES – (Continued)**

instruments, the gain or loss is recognized in determining current earnings during the period of the change in fair value.

*Warranty.* At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based upon historical experience and expectations of future conditions.

A significant portion of the Company's business is at the consumer retail level through home centers and major retailers. A consumer may return a product to a retail outlet that is a warranty return. However, certain retail outlets do not distinguish between warranty and other types of returns when they claim a return deduction from the Company. The Company's revenue recognition policy takes into account this type of return when recognizing revenue, and deductions are recorded at the time of sale.

*Product Liability.* The Company provides for expenses associated with product liability obligations when such amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change that would effect the estimated liability.

*Stock-Based Compensation.* The Company elected to change its method of accounting for stock-based compensation and implemented the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2003. The Company used the prospective method, as defined by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to SFAS No. 123," for determining stock-based compensation expense. Accordingly, options granted, modified or settled subsequent to January 1, 2003 have been accounted for using the fair value method and options granted prior to January 1, 2003 were accounted for using the intrinsic value method.

Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," ("SFAS No. 123R") using the Modified Prospective Application ("MPA") method. The MPA method requires the Company to recognize expense for unvested stock options that were awarded prior to January 1, 2003 through the remaining vesting periods. The MPA method did not require the restatement of prior-year information. In accordance with SFAS No. 123R, the Company utilized the shortcut method to determine the tax windfall pool associated with stock options as of the date of adoption.

## A. ACCOUNTING POLICIES - (Continued)

The following table illustrates the pro forma effect on net income and earnings per common share for 2005, as if the fair value method were applied to all previously issued stock options, in millions, except per common share amounts:

| | 2005 |
|---|---|
| Net income, as reported | $ 940 |
| Add: | |
| Stock-based employee compensation expense included in reported net income, net of tax | 47 |
| Deduct: | |
| Stock-based employee compensation expense, net of tax | (47) |
| Stock-based employee compensation expense determined under the fair value method for stock options granted prior to 2003, net of tax | (7) |
| Pro forma net income | $ 933 |
| Earnings per common share: | |
| Basic as reported | $2.23 |
| Basic pro forma | $2.21 |
| Diluted as reported | $2.19 |
| Diluted pro forma | $2.17 |

*Interest and Penalties on Unrecognized Tax Benefits.* The Company records interest and penalties on its unrecognized tax benefits in income tax expense.

*Reclassifications.* Certain prior-year amounts have been reclassified to conform to the 2007 presentation in the consolidated financial statements. The results of operations related to 2007, 2006 and 2005 discontinued operations have been reclassified and separately stated in the accompanying consolidated statements of income for 2007, 2006 and 2005. In the Company's consolidated statements of cash flows, the cash flows from discontinued operations are not separately classified.

*Recently Issued Accounting Pronouncements.* In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is effective January 1, 2008 for financial assets and liabilities and is not expected to have a material effect on the Company's consolidated financial statements. The adoption of SFAS No. 157 is effective January 1, 2009 for non-financial assets and liabilities, and the Company is currently evaluating the impact these provisions will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115," ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS No. 159 is optional and is effective January 1, 2008. The Company has elected not to adopt SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R requires that the acquisition method be applied to all business combinations and it establishes requirements for the recognition and measurement of the acquired assets and liabilities by the acquiring company. Further, it requires that costs incurred to complete any acquisition be recognized as expense in the consolidated statement of income. SFAS No. 141R also requires that contingent assets and

## A. ACCOUNTING POLICIES – (Concluded)

liabilities be recorded at fair value and marked to market quarterly until they are settled, with any changes to the fair value to be recorded as income or expense in the consolidated statement of income. SFAS No. 141R is effective for any business combinations that are completed subsequent to January 1, 2009. The Company is currently evaluating the impact the provisions of SFAS No. 141R will have on its consolidated financial statements and its method of accounting for business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated balance sheet as a component of shareholders' equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective January 1, 2009, and the Company is currently evaluating the impact of this pronouncement to its consolidated financial statements.

## B. DISCONTINUED OPERATIONS

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") addresses the accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 broadens the presentation of discontinued operations to include a component of the Company, which comprises operations and cash flows, that can be clearly distinguished from the rest of the Company. In accordance with SFAS No. 144, the Company has accounted for the business units which were sold in 2007, 2006 and 2005, except as noted, as discontinued operations.

During 2007, the Company completed the sale of Avocet, a European business unit in the Decorative Architectural Products segment. This disposition was completed pursuant to the Company's determination that this business unit was not core to the Company's long-term growth strategy. Total gross proceeds from the sale were $41 million; the Company recognized a pre-tax net loss on the disposition of Avocet of $11 million. During 2007, the Company recorded other net gains of $1 million, reflecting the receipt of additional purchase price payments related to businesses disposed in 2006 and 2005.

During 2006, the Company completed the sale of Computerized Security Systems ("CSS"), a North American business unit in the Other Specialty Products segment. This disposition was completed pursuant to the Company's determination that this business unit was not core to the Company's long-term growth strategy. Total gross proceeds from the sale were $92 million; the Company recognized a pre-tax net gain on the disposition of CSS of $51 million. During 2006, the Company recorded additional net expenses of $1 million, reflecting the final purchase price payments related to businesses disposed in 2005.

During 2005, in separate transactions, the Company completed the sale of its Gebhardt Consolidated (Other Specialty Products segment) and GMU Group (Cabinets and Related Products segment) business units in Europe, as part of the Company's 2004 Plan, as well as its Zenith Products (North America) and Aran Group (Europe) business units in the Cabinets and Related Products segment. Total gross proceeds from the sale of these businesses were $319 million; the Company recognized a pre-tax net gain (principally related to the sale of Gebhardt Consolidated and Zenith Products) on the disposition of these businesses of $59 million. During 2005, the Company recorded a gain on the disposition of discontinued operations of $4 million related to the reversal of certain fee and expense accruals that were recorded in 2004. During 2005, the Company also recorded income from discontinued operations of $3 million related to the reversal of severance accruals that were recorded in 2004.

## B. DISCONTINUED OPERATIONS – (Concluded)

(Losses) gains from these 2007, 2006 and 2005 discontinued operations discussed above were included in (loss) income from discontinued operations, net, in the consolidated statements of income.

Selected financial information for the discontinued operations during the period owned by the Company, were as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $ 63 | $115 | $384 |
| Income (loss) from discontinued operations | $ 2 | $ (6) | $ 26 |
| (Loss) gain on disposal of discontinued operations, net | (10) | 50 | 63 |
| (Loss) income before income tax | (8) | 44 | 89 |
| Income tax | (3) | (31) | (38) |
| (Loss) income from discontinued operations, net | $(11) | $ 13 | $ 51 |

Income (loss) from discontinued operations also includes non-cash, pre-tax and after tax impairment charges for goodwill of $14 million and $26 million in 2006 and 2005, respectively. Included in income tax above was income tax expense related to income from discontinued operations of $2 million, $7 million and $15 million in 2007, 2006 and 2005, respectively.

During 2007, the Company completed the sale of two small businesses, the results of which were included in continuing operations through the dates of sale. These small businesses in the Plumbing Products segment had combined net sales and operating (loss) of $12 million and $(400,000), respectively, in 2007 through the respective dates of sale and combined net sales and operating profit of $33 million and $3 million, respectively, for the year ended December 31, 2006. Gross proceeds from the sale of these businesses were $10 million; the Company recognized a net loss of $8 million included in other, net, in continuing operations, related to the sale of these businesses, for the year ended December 31, 2007.

During 2006, the Company completed the sale of several relatively small businesses, the results of which were included in continuing operations in the Other Specialty Products and Plumbing Products segments through the dates of sale. These businesses had combined net sales and operating profit of $16 million and $5 million, respectively, in 2006 through the respective dates of sale and combined net sales and operating profit of $55 million and $12 million, respectively, in 2005. Gross proceeds from the sale of these businesses were $72 million; the Company recognized a net gain of $1 million in 2006 included in other, net, in continuing operations for the year ended December 31, 2006.

## C. ACQUISITIONS

During 2007, the Company acquired several relatively small installation service businesses (Installation and Other Services segment), as well as Erickson Construction Company and Guy Evans, Inc. (Installation and Other Services segment). Erickson Construction Company, headquartered in Arizona, provides pre-fabricated wall panels and millwork for residential builders in Arizona, California and Nevada. Guy Evans, Inc., headquartered in California, is an installer of millwork, doors, windows and bath hardware for residential builders in California and Nevada. These two acquisitions allow the Company to expand the products and services it offers to its installation customers, and had combined annual sales in 2006 of approximately $200 million. These acquisitions had 2007 sales and operating profit of $119 million and $5 million (including $5 million of additional expenses as a result of the acquisition), respectively, since the dates of acquisition. The results of these acquisitions are included in the consolidated financial statement from the respective dates of acquisition.

## C. ACQUISITIONS – (Concluded)

During 2006 and 2005, the Company acquired several relatively small businesses (primarily in the Installation and Other Services segment). The results of these acquisitions are included in the consolidated financial statements from the respective dates of acquisition.

The total net purchase price of these acquisitions was as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash, net | $195 | $28 | $10 |
| Assumed debt | 7 | 9 | 2 |
| Total | $202 | $37 | $12 |

Certain purchase agreements provided for the payment of additional consideration in either cash or Company common stock, contingent upon whether certain conditions are met, including the operating performance of the acquired business and the price of the Company's common stock. In 2007 and 2005, the Company paid in cash an additional $1 million and $15 million, respectively, of acquisition-related consideration, contingent consideration and other purchase price adjustments, relating to previously acquired companies. At December 31, 2007 and 2006, the Company had additional consideration payable in cash of $10 million and $6 million, respectively, contingent upon the operating performance of the acquired businesses.

## D. INVENTORIES

| | (In Millions) At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Finished goods | $ 552 | $ 610 |
| Raw material | 418 | 480 |
| Work in process | 156 | 173 |
| Total | $1,126 | $1,263 |

Inventories, which include purchased parts, materials, direct labor and applied manufacturing overhead, are stated at the lower of cost or net realizable value, with cost determined by use of the first-in, first-out method.

## E. FINANCIAL INVESTMENTS

The Company has maintained investments in available-for-sale securities and a number of private equity funds, principally as part of its tax planning strategies, as any gains enhance the utilization of any current and future tax capital losses. Financial investments included in other assets were as follows, in millions:

| | At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Marketable securities | $ 9 | $ 72 |
| Auction rate securities | 22 | – |
| Asahi Tec Corporation – common and preferred stock | 57 | – |
| TriMas Corporation | 26 | 30 |
| Private equity funds | 173 | 211 |
| Metaldyne Corporation | – | 57 |
| Other investments | 28 | 9 |
| Total | $315 | $379 |

Investments in marketable securities are accounted for as available-for-sale. Accordingly, the Company records these investments at fair value, and unrealized gains or losses (that are deemed to be temporary) are recognized, net of tax effect, through shareholders' equity, as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary impairments are included in determining net income, with related purchase costs based upon specific identification.

The Company reviews industry analyst reports, key ratios and statistics, market analyses and other factors for each investment to determine if an unrealized loss is other-than-temporary. Based upon this review, in 2007 and 2005, the Company recognized non-cash, pre-tax impairment charges of $6 million and $28 million, respectively, related to its investment in Furniture Brands International common stock (NYSE: FBN). Based upon this review during 2007, the Company also recognized a non-cash, pre-tax impairment charge of $3 million related to its investment in Asahi Tec (Tokyo Stock Exchange: 5606.T) common stock.

From time to time, the Company invests its excess cash in short-term financial instruments including auction rate securities. Auction rate securities are investment securities that have interest rates which are reset every 7, 28 or 35 days. During the third quarter of 2007, the Company revised the classification of investments in auction rate securities from cash and cash investments to available-for-sale securities included in other assets on the consolidated balance sheet. The Company has also made corresponding adjustments to the consolidated statements of cash flows for the periods ended December 31, 2007, 2006 and 2005, to reflect the gross cash purchases and sales of these securities in cash flows (for) from investing activities. These changes in classification do not affect previously reported consolidated statements of income or cash flows from operating activities in any prior period. During 2007, the Company recognized a non-cash, pre-tax impairment charge of $3 million related to auction rate securities.

On January 11, 2007, the acquisition of Metaldyne Corporation ("Metaldyne") (formerly MascoTech, Inc.) by Asahi Tec Corporation ("Asahi Tec"), a Japanese automotive supplier, was finalized. The combined fair value of the Asahi Tec common and preferred stock, as well as the derivative related to the conversion feature on the preferred stock, received in exchange for the Company's investment in Metaldyne, was $72 million. The Asahi Tec common and preferred stock are restricted from sale for up to 24 months from the transaction date. The preferred stock accrues dividends at an annual rate of 3.75% pay-in-kind or 1.75% cash at the discretion of Asahi Tec; the Company has elected to record such dividends when cash proceeds are received. As a result of the transaction, the Company recognized a

## E. FINANCIAL INVESTMENTS – (Continued)

gain of $14 million, net of transaction fees, included in the Company's consolidated statement of income for the year ended December 31, 2007, in income from other investments, net. Subsequent to the transaction, the Company's investment in Asahi Tec common and preferred stock is accounted for as available-for-sale and unrealized gains or losses related to the change in fair value of the Asahi Tec common and preferred stock at December 31, 2007 have been recognized, net of tax, through shareholders' equity, as a component of accumulated other comprehensive income in the Company's consolidated balance sheet. For the year ended December 31, 2007, the unrealized loss of $17 million related to the change in fair value of the derivative related to the conversion feature on the preferred stock, has been included in the Company's consolidated statement of income, in income from other investments, net. At December 31, 2007, the Company had a net investment in Asahi Tec of $59 million, including $57 million of common and preferred stock and $2 million, included in other investments, related to the conversion derivative.

In addition, immediately prior to its sale, Metaldyne distributed shares of TriMas Corporation ("TriMas") common stock as a dividend to the holders of Metaldyne common stock; the Company recognized income of $4 million included in the Company's consolidated statement of income, in dividend income from other investments. In May 2007, TriMas made an initial public offering; subsequent to the offering, the Company's investment in TriMas is accounted for as available-for-sale and unrealized gains or losses related to the change in fair value of the investment have been recognized, net of tax, through shareholders' equity, as a component of accumulated other comprehensive income in the Company's consolidated balance sheet.

The Company's investments in available-for-sale securities at December 31, 2007 (including marketable securities, auction rate securities, Asahi Tec Corporation common and preferred stock and TriMas Corporation) were as follows, in millions:

| | | Pre-tax | | |
|---|---|---|---|---|
| | Cost Basis | Unrealized Gains | Unrealized Losses | Recorded Basis |
| December 31, 2007 . . . . . . . . . . . . . . . | $117 | $9 | $(12) | $114 |
| December 31, 2006 . . . . . . . . . . . . . . . | $ 67 | $9 | $ (4) | $ 72 |

The Company's investments in private equity funds and other private investments are carried at cost and are evaluated for potential impairment when impairment indicators are present, or when an event or change in circumstances has occurred, that may have a significant adverse effect on the fair value of the investment. Impairment indicators the Company considers include the following: whether there has been a significant deterioration in earnings performance, asset quality or business prospects; a significant adverse change in the regulatory, economic or technological environment; a significant adverse change in the general market condition or geographic area in which the investment operates; and any bona fide offers to purchase the investment for less than the carrying value. Since there is no active trading market for these investments, they are for the most part illiquid. These investments, by their nature, can also have a relatively higher degree of business risk, including financial leverage, than other financial investments. Future changes in market conditions, the future performance of the underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments and the amounts realized upon liquidation.

At December 31, 2007, the Company had investments in 49 private equity funds, split between buyout funds and venture capital funds, with a carrying value of $173 million. The 31 buyout funds, which constitute approximately 72 percent of the invested value, invest in established businesses, and, other than the Heartland fund, no buyout funds have a concentration in a particular sector that is undergoing a fundamental change, such as the automotive-related market. The venture capital funds,

## E. FINANCIAL INVESTMENTS – (Continued)

which constitute approximately 28 percent of the invested value, invest in start-up or smaller established businesses, principally in the areas of information technology, bio-technology and healthcare. Of the 49 funds, there are four funds with a carrying value greater than $10 million that aggregate $75 million of carrying value. It is not practical for the Company to estimate a fair value because the private equity funds have no quoted market price and sufficient information is not readily available for the Company to utilize a valuation model to determine a fair value for each fund.

During 2007, the Company determined that the decline in the estimated value of certain private equity fund investments, with an aggregate carrying value of $54 million prior to the impairment, was other-than-temporary. Accordingly, for the year ended December 31, 2007, the Company recognized non-cash, pre-tax impairment charges of $10 million.

During 2006, based upon a review of new information from the Heartland fund concerning fund investments and the continued deterioration of conditions in the automotive supplier and transportation products markets served by Metaldyne and TriMas, the Company determined that the decline in the estimated value of certain of its financial investments was other-than-temporary. Accordingly, in 2006, the Company recognized non-cash, pre-tax impairment charges aggregating $88 million for its investments in Metaldyne ($40 million), TriMas ($16 million), the Heartland fund ($29 million) and another fund ($3 million) which invested in automotive and transportation-related suppliers, including Metaldyne and TriMas. Additionally, based upon the Company's review, the Company considered the decline in the fair value of certain of its other private equity fund investments and other investments to be other-than-temporary and, accordingly, recognized non-cash, pre-tax impairment charges of $13 million and $15 million in 2006 and 2005, respectively.

The Company's investments in private equity funds for which fair value was determined with unrealized losses, were as follows, in millions:

| | | Unrealized Loss | |
|---|---|---|---|
| | Fair Value | Less than 12 Months | Over 12 Months |
| December 31, 2007 | $ 1 | $ (1) | $ – |
| December 31, 2006 | $ – | $ – | $ – |

The remaining private equity investments in 2007 and 2006 with an aggregate carrying value of $119 million and $211 million, respectively, were not evaluated for impairment, as there were no indicators of impairment or identified events or changes in circumstances that would have a significant adverse effect on the fair value of the investment.

## E. FINANCIAL INVESTMENTS – (Concluded)

Income from financial investments, net, included in other, net, within other income (expense), net, and impairment charges for financial investments were as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Realized gains from marketable securities | $ 9 | $ 14 | $ 39 |
| Realized losses from marketable securities | (4) | (10) | (9) |
| Dividend income from marketable securities | 1 | 3 | 4 |
| Income from other investments, net | 38 | 30 | 69 |
| Dividend income from other investments | 5 | 7 | 12 |
| Income from financial investments, net | $ 49 | $ 44 | $115 |
| Impairment charges: | | | |
| Private equity funds | $(10) | $ (40) | $ (15) |
| Auction rate securities | (3) | – | – |
| Marketable securities | (9) | – | (30) |
| Metaldyne Corporation | – | (40) | – |
| TriMas Corporation | – | (16) | – |
| Other investments | – | (5) | – |
| Total impairment charges | $(22) | $(101) | $ (45) |

The impairment charges, related to the Company's financial investments, recognized during 2007, 2006 and 2005 were based upon then-current estimates for the fair value of certain financial investments; such estimates could change in the near-term based upon future events and circumstances.

## F. DERIVATIVES

During 2003, the Company entered into interest rate swap agreements for the purpose of effectively converting a portion of fixed-rate debt to variable-rate debt. In 2004, the Company terminated two interest rate swaps relating to $850 million of fixed-rate debt. These swap agreements were accounted for as fair value hedges. The gain of approximately $45 million from the termination of these swaps is being amortized as a reduction of interest expense over the remaining term of the debt, through July 2012.

In early 2004, the Company entered into two new interest rate swap agreements for the purpose of effectively converting a portion of fixed-rate debt to variable-rate debt. The derivative contracts are with two major creditworthy institutions, thereby minimizing the risk of credit loss. The interest rate swap agreements are designated as fair-value hedges, and the interest rate differential on the interest rate swaps used to hedge existing debt is recognized as an adjustment to interest expense over the term of the agreement. The average variable interest rates are based upon LIBOR plus fixed adjustment factors. The average effective rate on the interest rate swaps was 6.264% in 2007. At December 31, 2007, the interest rate swap agreements covered a notional amount of $850 million of the Company's fixed-rate debt due July 15, 2012 with an interest rate of 5.875%. The hedges are considered 100 percent effective.

In 2007 and 2006, the Company recognized an increase in interest expense of $3 million and $8 million, respectively, related to these swap agreements, due to increasing interest rates. In 2005, the Company recognized a reduction of interest expense of $3 million.

At December 31, 2007, the Company, including certain European operations, had entered into foreign currency forward contracts with notional amounts of $23 million, $7 million and $4 million to

### F. DERIVATIVES – (Concluded)

manage exposure to currency fluctuations in the European euro, the Great Britain pound and the U.S. dollar, respectively. At December 31, 2006, the Company, including certain European operations, had entered into foreign currency forward contracts with notional amounts of $72 million and $51 million to manage exposure to currency fluctuations in the European euro and the Great Britain pound, respectively. Based upon year-end market prices, no asset or liability was recorded at December 31, 2007 and 2006, as the forward prices were substantially the same as the contract prices. Gains (losses) related to these contracts are recorded in the Company's consolidated statements of income in other income (expense), net. The counterparties to the Company's forward contracts are major financial institutions. In the unlikely event that the counterparties fail to meet the terms of the foreign currency forward contracts, the Company's exposure is limited to the aggregate foreign currency rate differential with such institutions.

### G. PROPERTY AND EQUIPMENT

| | (In Millions) At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Land and improvements | $ 214 | $ 205 |
| Buildings | 1,135 | 1,069 |
| Machinery and equipment | 2,641 | 2,566 |
| | 3,990 | 3,840 |
| Less: Accumulated depreciation | 1,623 | 1,477 |
| Total | $2,367 | $2,363 |

The Company leases certain equipment and plant facilities under noncancellable operating leases. Rental expense recorded in the consolidated statements of income totaled approximately $166 million, $163 million and $144 million during 2007, 2006 and 2005, respectively. Future minimum lease payments at December 31, 2007 were approximately as follows: 2008 – $110 million; 2009 – $75 million; 2010 – $50 million; 2011 – $28 million; and 2012 and beyond – $88 million.

The Company leases operating facilities from certain related parties, primarily former owners (and in certain cases, current management personnel) of companies acquired. The Company recorded rental expense to such related parties of approximately $7 million, $9 million and $12 million in 2007, 2006 and 2005, respectively.

## H. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for 2007 and 2006, by segment, were as follows, in millions:

| | At December 31, 2006 | Additions (A) | Pre-tax Impairment Charge | Other (C) | At December 31, 2007 |
|---|---|---|---|---|---|
| Cabinets and Related Products | $ 288 | $ – | $ – | $ 5 | $ 293 |
| Plumbing Products | 504 | 41 | (69) | 23 | 499 |
| Installation and Other Services | 1,740 | 77 | – | (1) | 1,816 |
| Decorative Architectural Products | 300 | – | – | – | 300 |
| Other Specialty Products | 1,125 | 1 | (108) | 12 | 1,030 |
| Total | $3,957 | $119 | $(177) | $39 | $3,938 |

| | At December 31, 2005 | Additions (A) | Deductions (B) Discontinued Operations | Pre-tax Impairment Charge | Other (C) | At December 31, 2006 |
|---|---|---|---|---|---|---|
| Cabinets and Related Products | $ 547 | $ – | $ – | $(316) | $ 57 | $ 288 |
| Plumbing Products | 461 | – | – | (1) | 44 | 504 |
| Installation and Other Services | 1,718 | 18 | – | – | 4 | 1,740 |
| Decorative Architectural Products | 311 | – | – | (14) | 3 | 300 |
| Other Specialty Products | 1,134 | – | (48) | – | 39 | 1,125 |
| Total | $4,171 | $ 18 | $(48) | $(331) | $147 | $3,957 |

(A) Additions include acquisitions.

(B) Includes the disposition of CSS (discontinued operation) and Faucet Queens in the Other Specialty Products segment.

(C) Other principally includes the effect of foreign currency translation and purchase price adjustments related to prior-year acquisitions.

The Company completed its annual impairment testing of goodwill in the fourth quarters of 2007 and 2006. This test indicated that goodwill recorded for certain of the Company's business units was impaired. The Company recognized the non-cash, pre-tax impairment charges for goodwill of $177 million ($177 million, after tax) and $331 million ($331 million, after tax) for 2007 and 2006, respectively. The pre-tax impairment charge recognized in 2007, in the Other Specialty Products segment, related to the Company's European manufacturer of heating products; in the Plumbing Products segment the charge related to a North American manufacturer of plumbing-related products. The pre-tax impairment charge recognized in 2006 in the Cabinets and Related Products segment related to the Company's European manufacturer of ready-to-assemble cabinets. These charges reflect the long-term outlook for the business units, including declining demand for certain products, as well as decreased operating profit margins.

Other indefinite-lived intangible assets were $208 million and $246 million at December 31, 2007 and 2006, respectively, and principally included registered trademarks. The Company completed its annual impairment testing of other indefinite-lived intangible assets in the fourth quarters of 2007 and 2006. In 2007, this test indicated that the registered trademark for a North American business unit in the Other Specialty Products segment in 2007 was impaired due to changes in the long-term outlook for the

## H. GOODWILL AND OTHER INTANGIBLE ASSETS – (Concluded)

business unit, particularly in the new home construction market. The Company recognized a non-cash, pre-tax impairment charge for other indefinite-lived intangible assets of $50 million ($31 million, after tax) in 2007. In 2006, this test indicated that other indefinite-lived intangible assets were not impaired.

The carrying value of the Company's definite-lived intangible assets was $115 million at December 31, 2007 (net of accumulated amortization of $67 million) and $60 million at December 31, 2006 (net of accumulated amortization of $51 million) and principally included customer relationships and non-compete agreements, with a weighted average amortization period of 14 years and 13 years in 2007 and 2006, respectively. In 2007, the Company increased its definite-lived intangible assets by $69 million primarily related to the acquisitions of Erickson Construction Company and Guy Evans, Inc. Amortization expense related to the definite-lived intangible assets was $15 million, $10 million and $22 million in 2007, 2006 and 2005, respectively.

At December 31, 2007, amortization expense related to the definite-lived intangible assets during each of the next five years was as follows: 2008 - $14 million; 2009 – $14 million; 2010 – $13 million; 2011 – $11 million; and 2012 – $9 million.

## I. OTHER ASSETS

| | (In Millions) At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Financial investments (Note E) | $315 | $379 |
| In-store displays, net | 69 | 72 |
| Debenture expense | 33 | 33 |
| Prepaid benefit cost (Note N) | 10 | 1 |
| Notes receivable | 7 | 14 |
| Other | 37 | 85 |
| Total | $471 | $584 |

In-store displays are amortized using the straight-line method over the expected useful life of three years; the Company recognized amortization expense related to in-store displays of $46 million, $55 million and $63 million in 2007, 2006 and 2005, respectively. Cash spent for displays was $43 million, $45 million and $48 million in 2007, 2006 and 2005, respectively.

## J. ACCRUED LIABILITIES

| | (In Millions) At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Salaries, wages and commissions | $ 226 | $ 218 |
| Insurance | 217 | 207 |
| Advertising and sales promotion | 146 | 165 |
| Warranty (Note T) | 133 | 120 |
| Dividends payable | 85 | 86 |
| Interest | 72 | 76 |
| Employee retirement plans | 53 | 49 |
| Property, payroll and other taxes | 42 | 46 |
| Income taxes | 23 | 61 |
| Litigation | 6 | 8 |
| Other | 69 | 92 |
| Total | $1,072 | $1,128 |

## K. DEBT

| | (In Millions) At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Notes and debentures: | | |
| 4.625%, due Aug. 15, 2007 | $ – | $ 300 |
| 5.75%, due Oct. 15, 2008 | 100 | 100 |
| 5.875%, due July 15, 2012 | 850 | 850 |
| 7.125%, due Aug. 15, 2013 | 200 | 200 |
| 4.8%, due June 15, 2015 | 500 | 500 |
| 6.125%, due Oct. 3, 2016 | 1,000 | 1,000 |
| 5.85%, due Mar. 15, 2017 | 300 | – |
| 6.625%, due Apr. 15, 2018 | 114 | 114 |
| 7.75%, due Aug. 1, 2029 | 296 | 296 |
| 6.5%, due Aug. 15, 2032 | 300 | 300 |
| Zero Coupon Convertible Senior Notes due 2031 (accreted value) | 52 | 874 |
| Floating-Rate Notes, due Mar. 12, 2010 | 300 | – |
| Floating-Rate Notes, due Mar. 9, 2007 | – | 300 |
| Notes payable to banks | – | – |
| Other | 76 | 145 |
| | 4,088 | 4,979 |
| Less: Current portion | 122 | 1,446 |
| Total Long-term debt | $3,966 | $3,533 |

All of the notes and debentures above are senior indebtedness and, other than the 6.625% notes due 2018 and the 7.75% notes due 2029, are redeemable at the Company's option.

**K. DEBT – (Continued)**

In July 2001, the Company issued $1.9 billion principal amount at maturity of Zero Coupon Convertible Senior Notes due 2031 ("Old Notes"), resulting in gross proceeds of $750 million. The issue price per Note was $394.45 per $1,000 principal amount at maturity, which represented a yield to maturity of 3.125% compounded semi-annually. In December 2004, the Company completed an exchange of the outstanding Old Notes for Zero Coupon Convertible Senior Notes Series B due July 2031 ("New Notes" or "Notes"). The Company will not pay interest in cash on the Notes prior to maturity, except in certain circumstances, including possible contingent interest payments that are not expected to be material. Holders of the Notes have the option to require that the Notes be repurchased by the Company on July 20, 2011 and every five years thereafter. Upon conversion of the Notes, the Company will pay the principal return, equal to the lesser of (1) the accreted value of the Notes in only cash, and (2) the conversion value, as defined, which will be settled in cash or shares of Company common stock, or a combination of both, at the option of the Company. The Notes are convertible if the average price of Company common stock for the 20 days immediately prior to the conversion date exceeds 118⅓%, declining by 1/3% each year thereafter, of the accreted value of the Notes divided by the conversion rate of 12.7317 shares for each $1,000 principal amount at maturity of the Notes. Notes also become convertible if the Company's credit rating is reduced to below investment grade, or if certain actions are taken by the Company. The Company may at any time redeem all or part of the Notes at their then accreted value.

On January 20, 2007, holders of $1.8 billion (94 percent) principal amount at maturity of the Notes required the Company to repurchase their Notes at a cash value of $825 million. As a result of this repurchase, a $93 million deferred income tax liability was paid in 2007. On October 17, 2007, the Company repurchased the remaining Old Notes for cash of $85,000. At December 31, 2007, there were outstanding $108 million principal amount at maturity of Notes, with an accreted value of $52 million, which has been included in long-term debt, as the next put option date is July 20, 2011.

During 2007, the Company also retired $300 million of floating-rate notes due March 9, 2007 and $300 million of 4.625% notes due August 15, 2007. On March 14, 2007, the Company issued $300 million of floating-rate notes due 2010; the interest rate is determined based upon the three-month LIBOR plus 30 basis points. On March 14, 2007, the Company also issued $300 million of fixed-rate 5.85% notes due 2017. These debt issuances provided net proceeds of $596 million and were in consideration of the March and August 2007 debt maturities.

At December 31, 2007, the Company had a $2.0 billion 5-Year Revolving Credit Agreement with a group of banks syndicated in the United States and internationally, which expires in February 2011. This agreement allows for borrowings denominated in U.S. dollars or European euros with interest payable based upon various floating-rate options as selected by the Company. There were no amounts outstanding under the 5-Year Revolving Credit Agreement at December 31, 2007 and 2006.

In February 2006, the Company amended the terms of the $2.0 billion 5-Year Revolving Credit Agreement; the amendment primarily affected the requirement for the Company to maintain certain levels of net worth. At December 31, 2007, the Company's net worth exceeded such requirement by $895 million. The 5-Year Revolving Credit Agreement, as amended, also contains limitations on additional borrowings; at December 31, 2007, the Company had additional borrowing capacity, subject to availability, of up to $1.9 billion.

At December 31, 2007, the maturities of long-term debt during each of the next five years were as follows: 2008 – $122 million; 2009 – $12 million; 2010 – $302 million; 2011 – $53 million; and 2012 – $873 million.

Interest paid was $262 million, $238 million and $246 million in 2007, 2006 and 2005, respectively.

## L. MINORITY INTEREST

The Company owned 68 percent and 64 percent of Hansgrohe AG at December 31, 2007 and 2006, respectively. The aggregate minority interest, net of dividends, of $117 million and $108 million at December 31, 2007 and 2006, respectively, was recorded in deferred income taxes and other liabilities on the Company's consolidated balance sheets.

As part of the agreement relating to the Company's acquisition of an additional 37 percent equity ownership of Hansgrohe AG in December 2002 (increasing such ownership to 64 percent), certain minority shareholders of Hansgrohe AG, representing four percent of Hansgrohe AG outstanding shares, held a put option which required the Company to purchase such shares in Hansgrohe AG with Company common stock. In May 2007, the put option was exercised and the Company issued two million shares of Company common stock with a value of $56 million for the additional four percent ownership in Hansgrohe AG.

## M. STOCK-BASED COMPENSATION

The Company elected to change its method of accounting for stock-based compensation and implemented the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2003. The Company used the prospective method, as defined by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to SFAS No. 123," for determining stock-based compensation expense. Accordingly, options granted, modified or settled subsequent to January 1, 2003 have been accounted for using the fair value method and options granted prior to January 1, 2003 were accounted for using the intrinsic value method.

Effective January 1, 2006, the Company adopted SFAS No. 123R, using the Modified Prospective Application ("MPA") method. The MPA method requires the Company to recognize expense for unvested stock options that were awarded prior to January 1, 2003 through the remaining vesting periods. The MPA method did not require the restatement of prior-year information. In accordance with SFAS No. 123R, the Company utilized the shortcut method to determine the tax windfall pool associated with stock options as of the date of adoption.

The Company's 2005 Long Term Stock Incentive Plan (the "2005 Plan") replaced the 1991 Long Term Stock Incentive Plan (the "1991 Plan") in May 2005 and provides for the issuance of stock-based incentives in various forms. At December 31, 2007, outstanding stock-based incentives were in the form of long-term stock awards, stock options, phantom stock awards and stock appreciation rights. Additionally, the Company's 1997 Non-Employee Directors Stock Plan (the "1997 Plan") provides for the payment of part of the compensation to non-employee Directors in Company common stock. The 1997 Plan expired in May 2007; subsequently, compensation to non-employee Directors in Company common stock will be made from the 2005 Plan.

## M. STOCK-BASED COMPENSATION – (Continued)

Pre-tax compensation expense (income) and the related income tax benefit, related to these stock-based incentives were as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Long-term stock awards | $52 | $ 52 | $44 |
| Stock options | 49 | 46 | 29 |
| Phantom stock awards and stock appreciation rights | (7) | 2 | 2 |
| Total | $94 | $100 | $75 |
| Income tax benefit | $35 | $ 37 | $28 |

At December 31, 2007, a total of 16,158,460 shares of Company common stock were available under the 2005 Plan for the granting of stock options and other long-term stock incentive awards.

### Long-Term Stock Awards

Long-term stock awards are granted to key employees and non-employee Directors of the Company and do not cause net share dilution inasmuch as the Company continues the practice of repurchasing and retiring an equal number of shares on the open market.

The Company's long-term stock award activity was as follows, shares in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Unvested stock award shares at January 1 | 9 | 9 | 10 |
| Weighted average grant date fair value | $27 | $25 | $23 |
| Stock award shares granted | 2 | 2 | 2 |
| Weighted average grant date fair value | $30 | $29 | $36 |
| Stock award shares vested | 2 | 2 | 2 |
| Weighted average grant date fair value | $25 | $24 | $21 |
| Stock award shares forfeited | – | – | 1 |
| Weighted average grant date fair value | $28 | $27 | $24 |
| Unvested stock award shares at December 31 | 9 | 9 | 9 |
| Weighted average grant date fair value | $28 | $27 | $25 |

The Company measures compensation expense for stock awards at the market price of the Company's common stock at the grant date. Effective January 1, 2006, such expense is being recognized ratably over the shorter of the vesting period of the stock awards, typically 10 years (except for stock awards held by grantees age 66 or older, which vest over five years), or the length of time until the grantee becomes retirement-eligible at age 65. For stock awards granted prior to January 1, 2006, such expense is being recognized over the vesting period of the stock awards, typically 10 years, or for executive grantees that are, or will become, retirement-eligible during the vesting period, the expense is being recognized over five years. At December 31, 2007, the Company had remaining $12 million of unrecognized compensation expense related to stock awards granted prior to January 1, 2006 to grantees that will or have become retirement-eligible before such awards will have been fully expensed; such expense will be recognized over the next five years, or immediately upon a grantee's retirement.

At December 31, 2007 and 2006, there was $175 million and $195 million, respectively, of unrecognized compensation expense related to unvested stock awards; such awards had a weighted average remaining vesting period of seven years. There was $185 million of unrecognized compensation expense,

## M. STOCK-BASED COMPENSATION – (Continued)

which was included as a reduction of shareholders' equity, at December 31, 2005; such expense was reclassified to common stock and retained earnings on January 1, 2006 in accordance with SFAS No. 123R. At January 1, 2006, the Company estimated a forfeiture rate for long-term stock awards and applied that rate to all previously expensed stock awards; such application did not result in a change in the expense to be recorded as a cumulative effect of accounting change.

The total market value (at the vesting date) of stock award shares which vested during 2007, 2006 and 2005 was $48 million, $51 million and $60 million, respectively.

### Stock Options

Stock options are granted to key employees and non-employee Directors of the Company. The exercise price equals the market price of the Company's common stock at the grant date. These options generally become exercisable (vest ratably) over five years beginning on the first anniversary from the date of grant and expire no later than 10 years after the grant date. The 2005 Plan does not permit the granting of restoration stock options, except for restoration options resulting from options previously granted under the 1991 Plan. Restoration stock options become exercisable six months from the date of grant.

The Company granted 4,862,680 of stock option shares, including restoration stock option shares, during 2007 with a grant date exercise price range of $22 to $34 per share. During 2007, 2,032,510 stock option shares were forfeited (including options that expired unexercised).

## M. STOCK-BASED COMPENSATION – (Continued)

The Company's stock option activity was as follows, shares in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Option shares outstanding at January 1 | 26 | 27 | 26 |
| Weighted average exercise price | $ 26 | $ 26 | $ 25 |
| Option shares granted, including restoration options | 5 | 4 | 4 |
| Weighted average exercise price | $ 30 | $ 27 | $ 31 |
| Option shares exercised | 3 | 4 | 2 |
| Aggregate intrinsic value on date of exercise (A) | $26 million | $ 27 million | $ 32 million |
| Weighted average exercise price | $ 22 | $ 25 | $ 20 |
| Option shares forfeited | 2 | 1 | 1 |
| Weighted average exercise price | $ 29 | $ 30 | $ 25 |
| Option shares outstanding at December 31 | 26 | 26 | 27 |
| Weighted average exercise price | $ 27 | $ 26 | $ 26 |
| Weighted average remaining option term (in years) | 6 | 6 | 6 |
| Option shares vested and expected to vest at December 31 | 26 | 26 | 27 |
| Weighted average exercise price | $ 27 | $ 26 | $ 26 |
| Aggregate intrinsic value (A) | $ 7 million | $106 million | $124 million |
| Weighted average remaining option term (in years) | 6 | 6 | 6 |
| Option shares exercisable (vested) at December 31 | 14 | 15 | 16 |
| Weighted average exercise price | $ 25 | $ 25 | $ 25 |
| Aggregate intrinsic value (A) | $ 7 million | $ 75 million | $ 93 million |
| Weighted average remaining option term (in years) | 5 | 5 | 4 |

(A) Aggregate intrinsic value is calculated using the Company's stock price at each respective date, less the exercise price (grant date price) multiplied by the number of shares.

The Company measures compensation expense for stock options using a Black-Scholes option pricing model. For stock options granted subsequent to January 1, 2006, such expense is being recognized ratably over the shorter of the vesting period of the stock options, typically five years, or the length of time until the grantee becomes retirement-eligible at age 65. The expense for unvested stock options at January 1, 2006 is based upon the grant date fair value of those options as calculated using a Black-Scholes option pricing model for pro forma disclosures under SFAS No. 123. For stock options granted prior to January 1, 2006, such expense is being recognized ratably over the vesting period of the stock options, typically five years. At December 31, 2007, the Company had $7 million of unrecognized compensation expense related to stock options granted prior to January 1, 2006 to grantees that will or have become retirement-eligible before such options will have been fully expensed; such expense will be recognized over the next three years, or immediately upon a grantee's retirement.

## M. STOCK-BASED COMPENSATION – (Continued)

At December 31, 2007 and 2006, there was $73 million and $90 million, respectively, of unrecognized compensation expense (using the Black-Scholes option pricing model at the grant date) related to unvested stock options; such options had a weighted average remaining vesting period of three years. At January 1, 2006, the Company estimated a forfeiture rate for stock options and applied that rate to all previously expensed stock options; such application did not result in a change in the expense to be recorded as a cumulative effect of accounting change.

The Company received cash of $60 million, $28 million and $33 million in 2007, 2006 and 2005, respectively, for the exercise of stock options.

The weighted average grant date fair value of option shares granted and the assumptions used to estimate those values using a Black-Scholes option pricing model, was as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Weighted average grant date fair value | $ 8.92 | $ 8.24 | $ 10.33 |
| Risk-free interest rate | 4.74% | 4.89% | 4.10% |
| Dividend yield | 3.0% | 3.1% | 2.3% |
| Volatility factor | 31.8% | 34.0% | 35.8% |
| Expected option life | 7 years | 7 years | 7 years |

The following table summarizes information for stock option shares outstanding and exercisable at December 31, 2007, shares in millions:

| Option Shares Outstanding | | | | Option Shares Exercisable | |
|---|---|---|---|---|---|
| Range of Prices | Number of Shares | Weighted Average Remaining Option Term | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| $20-23 | 7 | 4 Years | $21 | 6 | $21 |
| $24-28 | 7 | 7 Years | $27 | 4 | $27 |
| $29-32 | 12 | 8 Years | $30 | 4 | $30 |
| $33-38 | – | 5 Years | $34 | – | $35 |
| $20-38 | 26 | 6 Years | $27 | 14 | $25 |

### Phantom Stock Awards and Stock Appreciation Rights ("SARs")

The Company grants phantom stock awards and SARs to certain non-U.S. employees.

Phantom stock awards are linked to the value of the Company's common stock on the date of grant and are settled in cash upon vesting, typically over 10 years. The Company accounts for phantom stock awards as liability-based awards; the compensation expense is initially measured as the market price of the Company's common stock at the grant date and is recognized over the vesting period. The liability is remeasured and adjusted at the end of each reporting period until the awards are fully-vested and paid to the employees. The Company recognized (income) expense of $(2) million and $1 million related to the valuation of phantom stock awards for 2007 and 2006, respectively. In 2007 and 2006, the Company granted 130,000 shares and 175,000 shares, respectively, of phantom stock awards with an aggregate fair value of $4 million and $5 million, respectively, and paid $4 million of cash in both years to settle phantom stock awards.

## M. STOCK-BASED COMPENSATION – (Concluded)

SARs are linked to the value of the Company's common stock on the date of grant and are settled in cash upon exercise. On January 1, 2006, the Company changed its method of accounting for SARs, in accordance with the provisions of SFAS No. 123R, from the intrinsic value method to the fair value method. The fair value method requires outstanding SARs to be classified as liability-based awards and valued using a Black-Scholes option pricing model at the grant date; such fair value is recognized as compensation expense over the vesting period, typically five years. The liability is remeasured and adjusted at the end of each reporting period until the SARs are exercised and payment is made to the employees or the SARs expire. As a result of implementing this change, during 2006, the Company recognized expense of $3 million (net of income tax benefit of $2 million) as a cumulative effect of accounting change, net. The Company recognized (income) expense of $(5) million and $400,000 related to the valuation of SARs for 2007 and 2006, respectively. During 2007 and 2006, the Company granted SARs for 521,100 shares and 422,300 shares, respectively, with an aggregate fair value of $4 million in both years.

Information related to phantom stock awards and SARs was as follows, in millions:

| | Phantom Stock Awards | | Stock Appreciation Rights | |
|---|---|---|---|---|
| | At December 31 | | At December 31 | |
| | 2007 | 2006 | 2007 | 2006 |
| Accrued compensation cost liability | $9 | $15 | $3 | $9 |
| Unrecognized compensation cost | $5 | $ 9 | $2 | $5 |
| Equivalent common shares | 1 | 1 | 2 | 2 |

## N. EMPLOYEE RETIREMENT PLANS

The Company sponsors qualified defined-benefit and defined-contribution retirement plans for most of its employees. In addition to the Company's qualified defined-benefit pension plans, the Company has unfunded non-qualified defined-benefit pension plans covering certain employees, which provide for benefits in addition to those provided by the qualified pension plans. Substantially all salaried employees participate in non-contributory defined-contribution retirement plans, to which payments are determined annually by the Organization and Compensation Committee of the Board of Directors. Aggregate charges to earnings under the Company's defined-benefit and defined-contribution retirement plans were $44 million and $47 million in 2007, $54 million and $44 million in 2006 and $51 million and $42 million in 2005, respectively.

During 2006, the Company implemented SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158"). Among other things, SFAS No. 158 requires companies to prospectively recognize a net liability or asset and to report the funded status of their defined-benefit pension and other post-retirement benefit plans on their balance sheets, with an offsetting adjustment to accumulated other comprehensive income; such recognition did not affect the Company's consolidated statements of income.

## N. EMPLOYEE RETIREMENT PLANS – (Continued)

Changes in the projected benefit obligation and fair value of plan assets, and the funded status of the Company's defined-benefit pension plans were as follows, in millions:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Qualified | Non-Qualified | Qualified | Non-Qualified |
| **Changes in projected benefit obligation:** | | | | |
| Projected benefit obligation at January 1 | $ 780 | $ 144 | $ 771 | $ 143 |
| Service cost | 17 | 2 | 18 | 3 |
| Interest cost | 44 | 8 | 41 | 7 |
| Participant contributions | 1 | — | 1 | — |
| Plan amendments | — | 1 | — | 3 |
| Actuarial (gain) loss, net | (71) | (12) | (28) | (7) |
| Foreign currency exchange | 11 | — | 21 | — |
| Settlements | — | — | (6) | — |
| Disposition | — | — | (7) | — |
| Benefit payments | (34) | (5) | (31) | (5) |
| **Projected benefit obligation at December 31** | $ 748 | $ 138 | $ 780 | $ 144 |
| **Changes in fair value of plan assets:** | | | | |
| Fair value of plan assets at January 1 | $ 594 | $ — | $ 540 | $ — |
| Actual return on plan assets | 36 | — | 57 | — |
| Foreign currency exchange | 2 | — | 10 | — |
| Company contributions | 35 | 5 | 31 | 5 |
| Participant contributions | 1 | — | 1 | — |
| Settlements | — | — | (6) | — |
| Disposition | — | — | (7) | — |
| Expenses | — | — | (1) | — |
| Benefit payments | (34) | (5) | (31) | (5) |
| **Fair value of plan assets at December 31** | $ 634 | $ — | $ 594 | $ — |
| **Funded status at December 31:** | $(114) | $(138) | $(186) | $(144) |

Amounts in the Company's consolidated balance sheets were as follows, in millions:

| | At December 31, 2007 | | At December 31, 2006 | |
|---|---|---|---|---|
| | Qualified | Non-Qualified | Qualified | Non-Qualified |
| Other assets | $ 10 | $ — | $ 1 | $ — |
| Accrued liabilities | (3) | (8) | (2) | (8) |
| Deferred income taxes and other | (121) | (130) | (185) | (136) |
| Total net liability | $(114) | $(138) | $(186) | $(144) |

## N. EMPLOYEE RETIREMENT PLANS – (Continued)

Amounts in accumulated other comprehensive income before income taxes were as follows, in millions:

| | At December 31, 2007 | | At December 31, 2006 | |
|---|---|---|---|---|
| | Qualified | Non-Qualified | Qualified | Non-Qualified |
| Net loss | $85 | $12 | $149 | $25 |
| Net transition obligation | 1 | — | 1 | — |
| Net prior service cost | 3 | 5 | 2 | 5 |
| Total | $89 | $17 | $152 | $30 |

Information for defined-benefit pension plans with an accumulated benefit obligation in excess of plan assets was as follows, in millions:

| | At December 31 | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | Qualified | Non-Qualified | Qualified | Non-Qualified |
| Projected benefit obligation | $283 | $138 | $669 | $144 |
| Accumulated benefit obligation | $282 | $131 | $613 | $135 |
| Fair value of plan assets | $191 | $ — | $481 | $ — |

The projected benefit obligation was in excess of plan assets for all except two of the Company's qualified defined-benefit pension plans at December 31, 2007 and for all except one of the Company's qualified defined-benefit pension plans at December 31, 2006.

Net periodic pension cost for the Company's defined-benefit pension plans was as follows, in millions:

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| | Qualified | Non-Qualified | Qualified | Non-Qualified | Qualified | Non-Qualified |
| Service cost | $ 17 | $ 2 | $ 19 | $ 3 | $ 18 | $ 3 |
| Interest cost | 44 | 8 | 41 | 7 | 40 | 7 |
| Expected return on plan assets | (49) | — | (45) | — | (42) | — |
| Recognized prior service cost | — | 1 | 1 | 2 | 1 | 2 |
| Recognized curtailment (gain) loss | — | — | 1 | (1) | — | — |
| Recognized settlement loss | — | — | 1 | — | — | — |
| Recognized net loss | 5 | 1 | 8 | 4 | 5 | 5 |
| **Net periodic pension cost** | $ 17 | $12 | $ 26 | $15 | $ 22 | $17 |

The Company expects to recognize $2 million and $1 million of pre-tax net loss and prior service cost, respectively, from accumulated other comprehensive income into net periodic pension cost in 2008 related to its defined-benefit pension plans.

## N. EMPLOYEE RETIREMENT PLANS – (Continued)

### Plan Assets

The Company's qualified defined-benefit pension plan weighted average asset allocation, which is based upon fair value, was as follows:

| | At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Equity securities | 67% | 69% |
| Debt securities | 12% | 4% |
| Other | 21% | 27% |
| Total | 100% | 100% |

The investment objectives of the Company's qualified defined-benefit pension plans are: 1) to earn a return, net of fees, greater than or equal to the expected long-term rate of return on plan assets; 2) to diversify the portfolio among various asset classes with the goal of reducing volatility of return and reducing principal risk; and 3) to maintain liquidity sufficient to meet Plan obligations. Long-term target allocations are: equity securities (80%), debt securities (10%) and other investments (10%).

Plan assets included 1.4 million shares of Company common stock valued at $31 million and $42 million at December 31, 2007 and 2006, respectively.

### Assumptions

Major assumptions used in accounting for the Company's defined-benefit pension plans were primarily as follows:

| | December 31 | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Discount rate for obligations | 6.25% | 5.50% | 5.25% |
| Expected return on plan assets | 8.25% | 8.50% | 8.50% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% |
| Discount rate for net periodic pension cost | 5.50% | 5.25% | 5.75% |

The discount rate for obligations was based upon the expected duration of each defined-benefit pension plan's liabilities matched to the December 31, 2007 Citigroup Pension Discount Curve. Such rates for the Company's defined-benefit pension plans ranged from 5.00 percent to 6.50 percent, with the most significant portion of the liabilities having a discount rate for obligations of 6.25 percent or higher at December 31, 2007.

The Company determined the expected long-term rate of return on plan assets by reviewing an analysis of expected and historical rates of return of various asset classes based upon the current and long-term target asset allocation of the plan assets. The measurement date used to determine the defined-benefit pension expense was primarily December 31.

### Other

The Company sponsors certain post-retirement benefit plans that provide medical, dental and life insurance coverage for eligible retirees and dependents in the United States based upon age and length of service. The aggregate present value of the unfunded accumulated post-retirement benefit obligation was $9 million at both December 31, 2007 and 2006.

## N. EMPLOYEE RETIREMENT PLANS – (Concluded)

### Cash Flows

At December 31, 2007, the Company expected to contribute approximately $11 million to its qualified defined-benefit pension plans in 2008. The Company also expected to pay benefits of $3 million and $8 million to participants of its unfunded qualified and non-qualified defined-benefit pension plans, respectively, in 2008.

At December 31, 2007, the benefits expected to be paid in each of the next five years, and in aggregate for the five years thereafter, relating to the Company's defined-benefit pension plans, were as follows, in millions:

| | Qualified Plans | Non-Qualified Plans |
|---|---|---|
| 2008 | $ 32 | $ 8 |
| 2009 | $ 34 | $10 |
| 2010 | $ 35 | $10 |
| 2011 | $ 36 | $11 |
| 2012 | $ 37 | $11 |
| 2013-2017 | $218 | $59 |

## O. SHAREHOLDERS' EQUITY

In July 2007, the Company's Board of Directors authorized the repurchase for retirement of up to 50 million shares of the Company's common stock in open-market transactions or otherwise, replacing a previous Board of Directors authorization established in 2006. At December 31, 2007, the Company had remaining authorization to repurchase up to 41 million shares of its common stock in open-market transactions or otherwise. The Company repurchased and retired 31 million common shares in 2007, 29 million common shares in 2006 and 31 million common shares in 2005 for cash aggregating $857 million, $854 million and $986 million in 2007, 2006 and 2005, respectively.

On the basis of amounts paid (declared), cash dividends per common share were $.91 ($.92) in 2007, $.86 ($.88) in 2006 and $.78 ($.80) in 2005, respectively. In 2007, the Company increased its quarterly cash dividend by five percent to $.23 per common share from $.22 per common share.

### Accumulated Other Comprehensive Income

The Company's total comprehensive income was as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income | $386 | $488 | $ 940 |
| Other comprehensive income: | | | |
| Cumulative translation adjustments | 143 | 208 | (251) |
| Unrealized loss on marketable securities, net | (7) | (10) | (10) |
| Prior service cost and net loss, net | 49 | — | — |
| Minimum pension liability, net | — | 56 | (38) |
| Total | $571 | $742 | $ 641 |

The unrealized loss on marketable securities, net, is net of income tax benefit of $5 million, $6 million and $5 million for 2007, 2006 and 2005, respectively. The prior service cost and net loss, net, is net of income tax of $27 million for 2007. The minimum pension liability, net, is net of income tax expense (benefit) of $33 million and $(23) million for 2006 and 2005, respectively.

### O. SHAREHOLDERS' EQUITY – (Concluded)

The components of accumulated other comprehensive income were as follows, in millions:

| | At December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Cumulative translation adjustments | $770 | $ 627 |
| Unrealized (loss) gain on marketable securities, net | (4) | 3 |
| Unrecognized prior service cost and net loss, net | (69) | (118) |
| Accumulated other comprehensive income | $697 | $ 512 |

The unrealized (loss) gain on marketable securities, net, is reported net of income tax expense (benefit) of $(3) million and $2 million at December 31, 2007 and 2006, respectively. The unrecognized prior service cost and net loss, net, is reported net of income tax benefit of $39 million and $66 million at December 31, 2007 and 2006, respectively.

The realized gains, net, on marketable securities of $3 million, net of tax effect, for both 2007 and 2006 were included in determining net income and were reclassified from accumulated other comprehensive income.

### P. SEGMENT INFORMATION

The Company's reportable segments are as follows:

Cabinets and Related Products – principally includes assembled and ready-to-assemble kitchen and bath cabinets; home office workstations; entertainment centers; storage products; bookcases; and kitchen utility products.

Plumbing Products – principally includes faucets; plumbing fittings and valves; showerheads and hand showers; bathtubs and shower enclosures; and spas.

Installation and Other Services – principally includes the sale, installation and distribution of insulation and other building products.

Decorative Architectural Products – principally includes paints and stains; and door, window and other hardware.

Other Specialty Products – principally includes windows, window frame components and patio doors; staple gun tackers, staples and other fastening tools; and hydronic radiators and heat convectors.

The above products and services are sold and provided to the home improvement and new home construction markets through mass merchandisers, hardware stores, home centers, homebuilders, distributors and other outlets for consumers and contractors.

The Company's operations are principally located in North America and Europe. The Company's country of domicile is the United States of America.

Corporate assets consist primarily of real property, equipment, cash and cash investments and other investments.

The Company's segments are based upon similarities in products and services and represent the aggregation of operating units, for which financial information is regularly evaluated by the Company's corporate operating executives in determining resource allocation and assessing performance and is periodically reviewed by the Board of Directors. Accounting policies for the segments are the same as those for the Company. The Company primarily evaluates performance based upon operating profit and, other than general corporate expense, allocates specific corporate overhead to each segment. Income regarding the Behr litigation settlement has also been excluded from the evaluation of segment operating profit.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## P. SEGMENT INFORMATION — (Continued)

Information about the Company by segment and geographic area was as follows, in millions:

| | Net Sales(1)(2)(3)(4)(5) | | | Operating Profit(5)(9) | | | Assets at December 31(6)(10) | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| The Company's operations by segment were: | | | | | | | | | |
| Cabinets and Related Products | $ 2,829 | $ 3,286 | $ 3,324 | $ 336 | $ 122 | $ 515 | $ 1,769 | $ 1,860 | $ 2,017 |
| Plumbing Products | 3,449 | 3,296 | 3,176 | 265 | 280 | 367 | 2,320 | 2,400 | 2,206 |
| Installation and Other Services | 2,615 | 3,158 | 3,063 | 176 | 344 | 382 | 2,622 | 2,488 | 2,496 |
| Decorative Architectural Products | 1,771 | 1,717 | 1,612 | 383 | 371 | 275 | 916 | 1,007 | 976 |
| Other Specialty Products | 1,106 | 1,261 | 1,325 | (28) | 225 | 229 | 1,920 | 2,089 | 2,128 |
| Total | $11,770 | $12,718 | $12,500 | $1,132 | $1,342 | $1,768 | $ 9,547 | $ 9,844 | $ 9,823 |
| The Company's operations by geographic area were: | | | | | | | | | |
| North America | $ 9,271 | $10,537 | $10,440 | $1,008 | $1,417 | $1,567 | $ 7,089 | $ 7,390 | $ 7,443 |
| International, principally Europe | 2,499 | 2,181 | 2,060 | 124 | (75) | 201 | 2,458 | 2,454 | 2,380 |
| Total, as above | $11,770 | $12,718 | $12,500 | 1,132 | 1,342 | 1,768 | 9,547 | 9,844 | 9,823 |
| General corporate expense, net (7) | | | | (181) | (203) | (192) | | | |
| Gains on sale of corporate fixed assets, net | | | | 8 | — | 8 | | | |
| Income regarding litigation settlement(8) | | | | — | 1 | 6 | | | |
| Operating profit, as reported | | | | 959 | 1,140 | 1,590 | | | |
| Other income (expense), net | | | | (189) | (226) | (165) | | | |
| Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net | | | | $ 770 | $ 914 | $1,425 | | | |
| Corporate assets | | | | | | | 1,360 | 2,481 | 2,736 |
| Total assets | | | | | | | $10,907 | $12,325 | $12,559 |

| | Property Additions (10) | | | Depreciation and Amortization (5) | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| The Company's operations by segment were: | | | | | | |
| Cabinets and Related Products | $ 70 | $169 | $ 77 | $ 67 | $ 60 | $ 58 |
| Plumbing Products | 63 | 101 | 76 | 79 | 89 | 71 |
| Installation and Other Services | 70 | 32 | 15 | 27 | 24 | 26 |
| Decorative Architectural Products | 11 | 17 | 47 | 18 | 17 | 18 |
| Other Specialty Products | 29 | 71 | 55 | 39 | 38 | 37 |
| | 243 | 390 | 270 | 230 | 228 | 210 |
| Unallocated amounts, principally related to corporate assets | 4 | 11 | 9 | 16 | 14 | 24 |
| Assets of dispositions (acquisitions), net | — | — | 3 | — | — | — |
| Total | $247 | $401 | $282 | $246 | $242 | $234 |

## P. SEGMENT INFORMATION – (Concluded)

(1) Included in net sales were export sales from the U.S. of $291 million, $253 million and $244 million in 2007, 2006 and 2005, respectively.

(2) Intra-company sales between segments represented approximately two percent of net sales in both 2007 and 2006 and one percent of net sales in 2005.

(3) Included in net sales were sales to one customer of $2,403 million, $2,547 million and $2,654 million in 2007, 2006 and 2005, respectively. Such net sales were included in the following segments: Cabinets and Related Products, Plumbing Products, Decorative Architectural Products and Other Specialty Products.

(4) Net sales from the Company's operations in the U.S. were $8,910 million, $10,188 million and $10,120 million in 2007, 2006 and 2005, respectively.

(5) Net sales, operating profit and depreciation and amortization expense for 2007, 2006 and 2005 excluded the results of businesses reported as discontinued operations in 2007, 2006 and 2005.

(6) Long-lived assets of the Company's operations in the U.S. and Europe were $4,987 million and $1,477 million, $4,959 million and $1,510 million, and $4,892 million and $1,610 million at December 31, 2007, 2006 and 2005, respectively.

(7) General corporate expense included those expenses not specifically attributable to the Company's segments.

(8) The income regarding litigation settlement related to the Company's subsidiary, Behr Process Corporation, which is included in the Decorative Architectural Products segment.

(9) Included in segment operating profit for 2007 were impairment charges for goodwill and other intangible assets as follows: Plumbing Products – $69 million; and Other Specialty Products – $158 million. Included in segment operating profit for 2006 were impairment charges for goodwill as follows: Cabinets and Related Products – $316 million; and Plumbing Products – $1 million. Included in segment operating profit for 2005 were impairment charges for goodwill as follows: Plumbing Products – $7 million; and Other Specialty Products – $36 million. The impairment charges for goodwill were principally related to certain of the Company's European businesses.

(10) Segment assets excluded the assets of businesses reported as discontinued operations.

## Q. OTHER INCOME (EXPENSE), NET

Other, net, which is included in other income (expense), net, was as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income from cash and cash investments | $37 | $ 44 | $ 35 |
| Other interest income | 3 | 2 | 6 |
| Income from financial investments, net (Note E) | 49 | 44 | 115 |
| Other items, net | 2 | 25 | (29) |
| Total other, net | $91 | $115 | $127 |

Other items, net, included realized foreign currency transaction gains (losses) of $9 million, $14 million and $(25) million in 2007, 2006 and 2005, respectively, as well as other miscellaneous items.

## R. INCOME TAXES

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | | (In Millions) |
| Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net: | | | |
| U.S. | $606 | $969 | $1,218 |
| Foreign | 164 | (55) | 207 |
| | $770 | $914 | $1,425 |
| Provision (benefit) for income taxes on income from continuing operations before minority interest and cumulative effect of accounting change, net: | | | |
| Currently payable: | | | |
| U.S. Federal | $263 | $342 | $ 346 |
| State and local | 33 | 44 | 37 |
| Foreign | 81 | 66 | 80 |
| Deferred: | | | |
| U.S. Federal | (18) | (51) | 52 |
| State and local | (11) | (3) | 6 |
| Foreign | (12) | 11 | (7) |
| | $336 | $409 | $ 514 |
| Deferred tax assets at December 31: | | | |
| Receivables | $ 21 | $ 21 | |
| Inventories | 32 | 31 | |
| Other assets, including stock-based compensation | 119 | 102 | |
| Accrued liabilities | 122 | 163 | |
| Long-term liabilities | 120 | 106 | |
| Foreign tax credit carryforward | 45 | 61 | |
| | 459 | 484 | |
| Deferred tax liabilities at December 31: | | | |
| Property and equipment | 308 | 288 | |
| Investment in foreign subsidiaries | 19 | 13 | |
| Intangibles | 374 | 352 | |
| Other, principally notes payable | 52 | 161 | |
| | 753 | 814 | |
| Net deferred tax liability at December 31 | $294 | $330 | |

At December 31, 2007 and 2006, the net deferred tax liability consisted of net short-term deferred tax assets included in prepaid expenses and other of $216 million and $137 million, respectively, and net long-term deferred tax liabilities included in deferred income taxes and other of $510 million and $467 million, respectively.

The Company made dividend distributions of accumulated earnings from certain of its foreign subsidiaries from 2004 to 2007. A substantial portion of these dividend distributions generated significant foreign tax credits that were used to offset the majority of the U.S. tax on the dividend distributions and resulted in a $45 million and $61 million foreign tax credit carryforward at December 31, 2007 and 2006, respectively. The Company believes that the foreign tax credit carryforward will be utilized before the 10-year carryforward periods, from December 31, 2014 to December 31, 2016, expire principally with

## R. INCOME TAXES — (Continued)

identified potential sources of future income taxed in foreign jurisdictions at rates less than the present U.S. Federal rate of 35 percent; therefore, a valuation allowance was not required at December 31, 2007 and 2006.

A reconciliation of the U.S. Federal statutory rate to the provision for income taxes on income from continuing operations before minority interest and cumulative effect of accounting change, net, was as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| U.S. Federal statutory rate | 35% | 35% | 35% |
| State and local taxes, net of U.S. Federal tax benefit | 2 | 3 | 2 |
| Lower taxes on foreign earnings | (2) | (1) | (1) |
| Change in U.S. and foreign taxes on distributed and undistributed foreign earnings, including the impact of foreign tax credit | 5 | (3) | — |
| Goodwill impairment charges providing no tax benefit | 8 | 12 | 1 |
| Domestic production deduction | (1) | (1) | (1) |
| Change in foreign tax rates | (2) | — | — |
| Other, net | (1) | — | — |
| Effective tax rate | 44% | 45% | 36% |

Income taxes paid were $363 million, $496 million and $457 million in 2007, 2006 and 2005, respectively.

During 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 allows the recognition of only those tax benefits that the Company estimates have a greater than 50 percent likelihood of being sustained upon examination by the taxing authorities. FIN No. 48 also provides guidance on financial statement classification and disclosure, and the accounting for interest, penalties, interim periods and transition.

Historically, the Company has established reserves for tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," ("SFAS No. 5"). Under this standard, accounting reserves for tax contingencies are established when it is probable that an additional tax may be owed and the amount can be reasonably estimated. FIN No. 48 establishes a threshold for recognizing accounting reserves for income tax contingencies on uncertain tax positions lower than the threshold under SFAS No. 5. Therefore, as a result of adopting FIN No. 48, the Company has increased its accounting reserves for income tax contingencies (referred to by FIN No. 48 as "unrecognized tax benefits") to $91 million as of January 1, 2007, the date of adoption. If recognized, $62 million, net of any U.S. Federal tax benefit, would affect the Company's effective tax rate. The cumulative effect of adopting FIN No. 48 resulted in a reduction to beginning retained earnings of $26 million, net of any U.S. Federal tax benefit, as of January 1, 2007, and the majority of the Company's unrecognized tax benefits were reclassified from current to non-current liabilities in accordance with the provisions of FIN No. 48.

## R. INCOME TAXES – (Concluded)

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including related interest and penalties, is as follows:

| | Unrecognized Tax Benefits | Interest and Penalties | Total |
|---|---|---|---|
| | | | (In Millions) |
| Balance at January 1, 2007 | $ 91 | $19 | $110 |
| Current year tax positions: | | | |
| Additions | 13 | — | 13 |
| Reductions | (1) | — | (1) |
| Prior year tax positions: | | | |
| Additions | 6 | — | 6 |
| Reductions | (21) | — | (21) |
| Settlements with tax authorities | (11) | (2) | (13) |
| Lapse of applicable statute of limitations | (2) | — | (2) |
| Interest and penalties recognized in income tax expense | — | 2 | 2 |
| Effect of exchange rate changes | 1 | — | 1 |
| Balance at December 31, 2007 | $ 76 | $19 | $ 95 |

If recognized, $50 million of the unrecognized tax benefits at December 31, 2007, net of any U.S. Federal tax benefit, would affect the Company's effective tax rate.

At December 31, 2007, the total unrecognized tax benefits, including related interest and penalties, is recorded in deferred income taxes and other.

The Company files income tax returns in the U.S. Federal jurisdiction, and various local, state and foreign jurisdictions. Beginning with the 2006 consolidated U.S. Federal income tax return, the Company has been selected by the Internal Revenue Service ("IRS") to participate in the Compliance Assurance Program ("CAP"). CAP is a real-time audit of the U.S. Federal income tax return that allows the IRS, working in conjunction with the Company, to determine tax return compliance with the U.S. Federal tax law prior to filing the return. This program provides the Company with greater certainty about its tax liability for a given year within months, rather than years, of filing its annual tax return and greatly reduces the need for recording U.S. Federal unrecognized tax benefits. The IRS has completed their examination of the Company's consolidated U.S. Federal tax returns through 2006. With few exceptions, the Company is no longer subject to state or foreign income tax examinations on filed returns for years before 2000.

The Company does not anticipate that it is reasonably possible that any material increase or decrease in its liability for unrecognized tax benefits will occur within the next twelve months.

## S. EARNINGS PER COMMON SHARE

Reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per common share were as follows, in millions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Numerator (basic and diluted): | | | |
| Income from continuing operations before cumulative effect of accounting change, net | $397 | $478 | $889 |
| (Loss) income from discontinued operations, net | (11) | 13 | 51 |
| Cumulative effect of accounting change, net | — | (3) | — |
| Net income | $386 | $488 | $940 |
| Denominator: | | | |
| Basic common shares (based on weighted average) | 369 | 394 | 422 |
| Add: | | | |
| Contingent common shares | 3 | 5 | 4 |
| Stock option dilution | 1 | 1 | 4 |
| Diluted common shares | 373 | 400 | 430 |

At December 31, 2007, 2006 and 2005, the Company did not include any common shares related to the Zero Coupon Convertible Senior Notes ("Notes") in the calculation of diluted earnings per common share, as the price of the Company's common stock at December 31, 2007, 2006 and 2005 did not exceed the equivalent accreted value of the Notes.

Additionally, 19 million common shares, 16 million common shares and 13 million common shares for 2007, 2006 and 2005, respectively, related to stock options were excluded from the computation of diluted earnings per common share due to their antidilutive effect.

Common shares outstanding included on the Company's balance sheet and for the calculation of earnings per common share do not include unvested stock awards (nine million common shares at both December 31, 2007 and 2006); shares outstanding for legal requirements included all common shares that have voting rights (including unvested stock awards).

## T. OTHER COMMITMENTS AND CONTINGENCIES

### Litigation

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business.

Early in 2003, a suit was brought against the Company and a number of its insulation installation companies in the federal court in Atlanta, Georgia, alleging that certain practices violate provisions of federal and state antitrust laws. The plaintiff publicized the lawsuit with a press release and stated in that release that the U.S. Department of Justice was investigating the business practices of the Company's insulation installation companies. Although the Company was unaware of any investigation at that time, the Company was later advised that an investigation had been commenced but was subsequently closed without any enforcement action recommended. Two additional lawsuits were subsequently brought in Virginia making similar claims under the antitrust laws. Both of these lawsuits have since been dismissed without any payment or requirement for any change in business practices. During the second half of 2004, the same counsel who commenced the initial action in Atlanta filed six additional lawsuits on

## T. OTHER COMMITMENTS AND CONTINGENCIES — (Continued)

behalf of several of Masco's competitors in the insulation installation business. The plaintiffs then dismissed all of these lawsuits and, represented by the same counsel, filed another action in the same federal court as a putative class action against the Company, a number of its insulation installation companies and certain of their suppliers. All of the Company's suppliers, who are co-defendants in this lawsuit, have settled this case. This suit currently seeks class representation for residential insulation contractors (other than the defendants and their affiliates) that have directly purchased fiberglass insulation suitable for residential installation from certain insulation manufacturers. The Company is opposing certification of this lawsuit which seeks to proceed on a class representation basis. Two additional lawsuits, seeking class action status and alleging anticompetitive conduct, were filed against the Company and a number of its insulation suppliers. One of these lawsuits was filed in a Florida state court and has been dismissed by the court with prejudice. The other lawsuit was filed in federal court in northern California and was recently transferred to federal court in Atlanta, Georgia. The Company is vigorously defending these remaining cases, including opposing class certification of the direct purchasers of insulation who are competitors of the Company and who constitute the purported class in one such case, and California indirect purchasers of insulation who are either consumers or builders and who constitute the purported class in the other such case. Based upon the advice of its outside counsel, the Company believes that the conduct of the Company and its insulation installation companies, which has been the subject of the above-described lawsuits, has not violated any antitrust laws. There cannot, however, be any assurance that the Company will ultimately prevail in the remaining lawsuits or, if unsuccessful, that the ultimate liability would not be material. The Company is unable at this time to reliably estimate any potential liability which might occur from an adverse judgment but does not believe that any adverse judgment would have a material adverse effect on its businesses or the methods used by its insulation installation companies in doing business.

In February 2003, a suit was served upon the Company's subsidiary, Milgard Manufacturing, in the Solano County, California Superior Court, alleging design defects in certain of Milgard's aluminum windows. The complaint requests class action status for all owners of homes in California in which the windows are installed, and seeks replacement costs and other damages. Milgard denies that the windows are defective and is vigorously defending the case. In August 2006 the trial court denied plaintiffs' motion for class certification. Plaintiffs filed a notice of appeal to the California Court of Appeals. Based upon the advice of its outside counsel, Milgard believes that the trial court ruling should be affirmed by the appellate court. The Company believes that it will not incur material liability as a result of this lawsuit.

In 2004, the Company learned that European governmental authorities were investigating possible anticompetitive business practices relating to the plumbing and heating industries in Europe. The investigations involve a number of European companies, including certain of the Company's European manufacturing divisions and a number of other large businesses. As part of its broadened governance activities, the Company, with the assistance of its outside counsel, completed a review of the competition practices of its European divisions, including those in the plumbing and heating industries, and the Company is cooperating fully with the European governmental authorities. Several private antitrust lawsuits have been filed in the United States as putative class actions against, among others, the Company and certain of the other companies being investigated relating to the defendants' plumbing operations. These appear to be an outgrowth of the investigations being conducted by European governmental authorities. These lawsuits have been dismissed, however, the Company has been notified that a notice of appeal has been filed in one of these lawsuits. Based upon the advice of its outside counsel, the review of the competition practices of its European divisions referred to above and other factors, the Company believes that it will not incur material liability as a result of the matters that are the subject of these investigations.

## T. OTHER COMMITMENTS AND CONTINGENCIES — (Continued)

### Warranty

Certain of the Company's products and product finishes and services are covered by a warranty to be free from defects in material and workmanship for periods ranging from one year to the life of the product. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based upon historical experience and expectations of future conditions. To the extent that the Company experiences any changes in warranty claim activity or costs associated with servicing those claims, its warranty liability is adjusted accordingly.

Changes in the Company's warranty liability were as follows, in millions:

| | 2007 | 2006 |
|---|---|---|
| Balance at January 1 | $120 | $105 |
| Accruals for warranties issued during the year | 56 | 69 |
| Accruals related to pre-existing warranties | 16 | 7 |
| Settlements made (in cash or kind) during the year | (57) | (62) |
| Other, net (including currency translation) | (2) | 1 |
| Balance at December 31 | $133 | $120 |

### Acquisition-Related Commitments

The Company, as part of certain acquisition agreements, provided for the payment of additional consideration in either cash or Company common stock, contingent upon whether certain conditions are met, including the operating performance of the acquired business and the price of the Company's common stock. At December 31, 2007, the Company had additional consideration payable in cash of $10 million contingent upon the operating performance of the acquired businesses.

### Investments

With respect to the Company's investments in private equity funds, the Company had, at December 31, 2007, commitments to contribute up to $49 million of additional capital to such funds representing the Company's aggregate capital commitment to such funds less capital contributions made to date. The Company is contractually obligated to make additional capital contributions to certain of its private equity funds upon receipt of a capital call from the private equity fund. The Company has no control over when or if the capital calls will occur. Capital calls are funded in cash and generally result in an increase in the carrying value of the Company's investment in the private equity fund when paid.

### Residual Value Guarantees

The Company has residual value guarantees resulting from operating leases, primarily related to certain of the Company's trucks and other vehicles, in the Installation and Other Services segment. The operating leases are generally for a minimum term of 24 months and are renewable monthly after the initial term. After the end of the initial term, if the Company cancels the leases, the Company must pay the lessor the difference between the guaranteed residual value and the fair market value of the related vehicles. The value of lease-related guarantees, including the obligation payable under the residual value guarantees, assuming the fair value at lease termination is zero, was approximately $88 million at December 31, 2007.

## T. OTHER COMMITMENTS AND CONTINGENCIES – (Concluded)

For all operating leases that contain residual value guarantee provisions (principally related to vehicles), the Company calculates the amount due under the guarantees and compares such amount to the fair value of the leased assets. If the amount payable under the residual value guarantee exceeds the fair value at lease termination, the Company would record a liability equal to such excess with a corresponding charge to earnings. At December 31, 2007, the estimated fair market value exceeded the amount payable under the residual value guarantees and no liability was recorded.

### Other Matters

The Company enters into contracts, which include reasonable and customary indemnifications that are standard for the industries in which it operates. Such indemnifications include customer claims against builders for issues relating to the Company's products and workmanship. In conjunction with divestitures and other transactions, the Company occasionally provides reasonable and customary indemnifications relating to various items including: the enforceability of trademarks; legal and environmental issues; provisions for sales returns; and asset valuations. The Company has never had to pay a material amount related to these indemnifications and evaluates the probability that amounts may be incurred and appropriately records an estimated liability when probable.

## U. SUBSEQUENT EVENT

The Company reviews its business portfolio on an ongoing basis as part of its corporate strategic planning and has determined that several of its European business units are not core to the Company's long-term growth strategy and, accordingly, has embarked on a plan of disposition. These business units had combined 2007 net sales in excess of $270 million and aggregate operating profit of $13 million (excluding an impairment charge for goodwill of $108 million), or an operating loss of $(95) million, including the impairment charge for goodwill. The Company expects proceeds from the dispositions to exceed $140 million. The dispositions are expected to be completed within the next twelve months.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## V. INTERIM FINANCIAL INFORMATION (UNAUDITED)

(In Millions, Except Per Common Share Data)

| | Total Year | Quarters Ended December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|---|
| **2007:** | | | | | |
| Net sales | $11,770 | $2,698 | $3,059 | $3,148 | $2,865 |
| Gross profit | $ 3,211 | $ 690 | $ 862 | $ 907 | $ 752 |
| Income (loss) from continuing operations | $ 397 | $ (140) | $ 209 | $ 186 | $ 142 |
| Net income (loss) | $ 386 | $ (151) | $ 205 | $ 189 | $ 143 |
| Earnings (loss) per common share: | | | | | |
| Basic: | | | | | |
| Income (loss) from continuing operations | $ 1.08 | $ (.39) | $ .57 | $ .50 | $ .37 |
| Net income (loss) | $ 1.05 | $ (.42) | $ .56 | $ .51 | $ .37 |
| Diluted: | | | | | |
| Income (loss) from continuing operations | $ 1.06 | $ (.39) | $ .57 | $ .50 | $ .37 |
| Net income (loss) | $ 1.03 | $ (.42) | $ .56 | $ .51 | $ .37 |
| **2006:** | | | | | |
| Net sales | $12,718 | $2,931 | $3,279 | $3,354 | $3,154 |
| Gross profit | $ 3,506 | $ 740 | $ 919 | $ 976 | $ 871 |
| Income (loss) from continuing operations before cumulative effect of accounting change, net | $ 478 | $ (169) | $ 225 | $ 215 | $ 207 |
| Net income (loss) | $ 488 | $ (187) | $ 252 | $ 219 | $ 204 |
| Earnings (loss) per common share: | | | | | |
| Basic: | | | | | |
| Income (loss) from continuing operations before cumulative effect of accounting change, net | $ 1.21 | $ (.44) | $ .58 | $ .54 | $ .51 |
| Net income (loss) | $ 1.24 | $ (.49) | $ .65 | $ .55 | $ .50 |
| Diluted: | | | | | |
| Income (loss) from continuing operations before cumulative effect of accounting change, net | $ 1.20 | $ (.44) | $ .57 | $ .53 | $ .50 |
| Net income (loss) | $ 1.22 | $ (.49) | $ .64 | $ .54 | $ .50 |

Earnings (loss) per common share amounts for the four quarters of 2007 and 2006 may not total to the earnings per common share amounts for the years ended December 31, 2007 and 2006 due to the timing of common stock repurchases. The first quarters of 2007 and 2006 have been restated to reflect the 2007 discontinued operation.

Fourth quarter 2007 loss from continuing operations and net loss include non-cash impairment charges for goodwill and other intangible assets of $208 million after tax ($227 million pre-tax). Income from continuing operations and net income include after-tax impairment charges for financial investments of $7 million ($10 million pre-tax) and $8 million ($12 million pre-tax) in the second and third quarters of 2007, respectively. Net income for 2007 includes after-tax (loss) income, net, related to

**V. INTERIM FINANCIAL INFORMATION (UNAUDITED) – (Concluded)**

discontinued operations of $1 million ($1 million pre-tax), $3 million ($4 million pre-tax), $(4) million ($(4) million pre-tax) and $(11) million ($(9) million pre-tax) in the first, second, third and fourth quarters of 2007, respectively.

Fourth quarter 2006 loss from continuing operations before cumulative effect of accounting change, net and net loss include non-cash impairment charges for goodwill of $307 million after tax ($307 million pre-tax), and income regarding litigation settlement of $1 million after tax ($1 million pre-tax). Income from continuing operations before cumulative effect of accounting change, net and net income include after-tax impairment charges for financial investments of $51 million ($78 million pre-tax), $5 million ($8 million pre-tax) and $10 million ($15 million pre-tax) in the second, third and fourth quarters of 2006, respectively. Net income for 2006 includes after-tax income (loss), net, related to discontinued operations of $0 million ($1 million pre-tax), $4 million ($5 million pre-tax), $27 million ($53 million pre-tax) and $(18) million ($(15) million pre-tax) in the first, second, third and fourth quarters of 2006, respectively.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

Not applicable.

**Item 9A. Controls and Procedures.**

(a) Evaluation of Disclosure Controls and Procedures.

The Company, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of its disclosure controls and procedures as required by Exchange Act Rules 13a-15(b) and 15d-15(b) as of December 31, 2007. Based on this evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

(b) Management's Report on Internal Control over Financial Reporting.

Management's report on the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is included in this Report under Item 8. Financial Statements and Supplementary Data under the heading Management's Report on Internal Control over Financial Reporting and the report of our independent registered public accounting firm is included under the heading "Report of Independent Registered Public Accounting Firm" under the same Item.

(c) Changes in Internal Control over Financial Reporting.

In connection with the evaluation of the Company's "internal control over financial reporting" that occurred during the quarter ended December 31, 2007, which is required under the Securities Exchange Act of 1934 by paragraph (d) of Exchange Rules 13a-15 or 15d-15, (as defined in paragraph (f) of Rule 13a-15), management determined that, except as noted below, there was no change that materially affected or is reasonably likely to materially affect internal control over financial reporting.

During the fourth quarter of 2007, the Company continued a phased deployment of a new Enterprise Resource Planning ("ERP") system at Masco Contractor Services, one of the Company's larger business units. The new ERP system is a process improvement initiative and is not in response to any identified deficiency or weakness in the Company's internal control over financial reporting. The business process engineering of this initiative is significant in scale and complexity, and will result in significant modifications to certain internal controls. The implementation of the new ERP system has been designed to enhance the overall system of internal control over financial reporting through further automation and integration of business processes.

**Item 9B. Other Information.**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

Certain information regarding executive officers required by this Item is set forth as a Supplementary Item at the end of Part I hereof (pursuant to Instruction 3 to Item 401(b) of Regulation S-K). The Company's Code of Business Ethics applies to all employees, officers and directors including the Principal Executive Officer and Principal Financial Officer and Principal Accounting Officer, and is posted on the Company's website at www.masco.com. Other information required by this Item will be contained in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed on or before April 29, 2008, and such information is incorporated herein by reference.

## Item 11. Executive Compensation.

Information required by this Item will be contained in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed on or before April 29, 2008, and such information is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

### Equity Compensation Plan Information

The Company has three equity compensation plans, the 1991 Long Term Stock Incentive Plan (under which further grants have been discontinued), the 2005 Long Term Stock Incentive Plan and the 1997 Non-Employee Directors Stock Plan (under which further grants have been discontinued). The following table sets forth information as of December 31, 2007 concerning the Company's three equity compensation plans, each of which was approved by stockholders. The Company does not have any equity compensation plans that are not approved by stockholders.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) |
|---|---|---|---|
| Equity compensation plans approved by stockholders . . . | 26,139,400 | $27.11 | 16,158,500 |

The remaining information required by this Item will be contained in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed on or before April 29, 2008, and such information is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item will be contained in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed on or before April 29, 2008, and such information is incorporated herein by reference.

## Item 14. Principal Accountant Fees and Services.

Information required by this Item will be contained in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed on or before April 29, 2008, and such information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedule.

**(a) Listing of Documents.**

(1) *Financial Statements.* The Company's Consolidated Financial Statements included in Item 8 hereof, as required at December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005, consist of the following:

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule.*

(i) Financial Statement Schedule of the Company appended hereto, as required for the years ended December 31, 2007, 2006 and 2005, consists of the following:

II. Valuation and Qualifying Accounts

(3) *Exhibits.*

| Exhibit Number | |
|---|---|
| 3.i | Restated Certificate of Incorporation of Masco Corporation and amendments thereto *(Incorporated by reference to Exhibit 3.i of Masco's 2005 Form 10-K filed 3-2-2006).* |
| 3.ii | Bylaws of Masco Corporation, as Amended and Restated June 2, 2007 *(Incorporated by reference to Exhibit 3.ii of Masco's Form 8-K filed 6-6-2007).* |
| 4.a.i | Indenture dated as of December 1, 1982 between Masco Corporation and Bank of New York Trust Company, N.A., as successor trustee under agreement originally with Morgan Guaranty Trust Company of New York, as Trustee *(Incorporated by reference to Exhibit 4.a.i of Masco's 2006 Form 10-K filed 2-27-07)* and Directors' resolutions establishing Masco Corporation's<br>(i) 7⅛% Debentures Due August 15, 2013 *(Incorporated by reference to Exhibit 4.a.i of Masco's 2003 Form 10-K filed 2-27-2004);*<br>(ii) 6.625% Debentures Due April 15, 2018 *(Incorporated by reference to Exhibit 4.a.i of Masco's 2003 Form 10-K filed 2-27-2004);*<br>(iii) 5.75% Notes Due October 15, 2008 *(Incorporated by reference to Exhibit 4.a.i of Masco's 2003 Form 10-K filed 2-27-2004);* and<br>(iv) 7¾% Debentures Due August 1, 2029 *(Incorporated by reference to Exhibit 4.a.i of Masco's 2004 Form 10-K filed 3-16-2005).* |
| 4.a.ii | Agreement of Appointment and Acceptance of Successor Trustee dated as of July 25, 1994 among Masco Corporation, Morgan Guaranty Trust Company of New York and The First National Bank of Chicago *(Incorporated by reference to Exhibit 4.a.ii of Masco's 2004 Form 10-K filed 3-16-2005).* |
| 4.a.iii | Supplemental Indenture dated as of July 26, 1994 between Masco Corporation and Bank of New York Trust Company, N.A., as successor trustee under agreement originally with The First National Bank of Chicago, as Trustee *(Incorporated by reference to Exhibit 4.a.iii of Masco's 2004 Form 10-K filed 3-16-2005).* |

| Exhibit Number | |
|---|---|
| 4.b.i | Indenture dated as of February 12, 2001 between Masco Corporation and Bank of New York Trust Company, N.A., as successor trustee under agreement originally with Bank One Trust Company, National Association, as Trustee *(Incorporated by reference to Exhibit 4.b.i of Masco's 2006 Form 10-K filed 2-27-07)* and Directors' Resolutions establishing Masco Corporation's<br>(i) 5⅞% Notes Due July 15, 2012 *(Filed herewith)*;<br>(ii) 6½% Notes Due August 15, 2032 *(Filed herewith)*;<br>(iii) 4.80% Notes Due June 15, 2015 *(Incorporated by reference to Exhibit 4.b.i of Masco's 2nd Quarter Form 10-Q filed 8-4-2005)*;<br>(iv) 6.125% Notes Due October 3, 2016 *(Incorporated by reference to Masco's 2006 Form 10-K filed 2-27-2007)*;<br>(v) Floating Rate Notes Due 2010 *(Incorporated by reference to Exhibit 4.b.i of Masco's Form 10-Q filed 5-3-2007)*; and<br>(vi) 5.85% Notes Due 2017 *(Incorporated by reference to Exhibit 4.b.ii of Masco's Form 10-Q filed 5-3-2007)*. |
| 4.b.ii | Supplemental Indenture dated as of November 30, 2006 to the Indenture dated February 12, 2001 by and among Masco Corporation and Bank of New York Trust Company, N.A., as Trustee *(Incorporated by reference to Exhibit 4.b.iii of Masco's 2006 Form 10-K filed 2-27-2007)*. |
| 4.b.iii | Second Supplemental Indenture between Masco Corporation and J.P. Morgan Trust Company, National Association, as trustee dated as of December 23, 2004 (including form of Zero Coupon Convertible Senior Note, Series B due 2031) *(Incorporated by reference to Exhibit 10.1 of Masco's Form 8-K filed 12-23-2004)*. |
| 4.c | U.S. $2 billion 5-Year Revolving Credit Agreement dated as of November 5, 2004 among Masco Corporation and Masco Europe, S.á r.l. as borrowers, the banks party thereto, as lenders, J.P. Morgan Securities Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Book Runners and Citibank, N.A., as Syndication Agent, Sumitomo Mitsui Banking Corporation, as Documentation Agent, and Bank One, N.A. (Main Office Chicago), as Administrative Agent *(Incorporated by reference to Exhibit 4 of Masco's Form 8-K filed 11-12-2004)*, as amended by Amendment No. 1 dated February 10, 2006 *(Incorporated by reference to Exhibit 4 of Masco's Form 8-K filed February 15, 2006)*. |
| **Note:** | Other instruments, notes or extracts from agreements defining the rights of holders of long-term debt of Masco Corporation or its subsidiaries have not been filed since(i) in each case the total amount of long-term debt permitted thereunder does not exceed 10 percent of Masco Corporation's consolidated assets, and (ii) such instruments, notes and extracts will be furnished by Masco Corporation to the Securities and Exchange Commission upon request. |
| **Note:** | Exhibits 10.a through 10.j constitute the management contracts and executive compensatory plans or arrangements in which certain of the Directors and executive officers of the Company participate. |
| 10.a | Masco Corporation 1991 Long Term Stock Incentive Plan (as amended and restated October 26, 2006) *Incorporated by reference to Exhibit 10.a of Masco's 2006 Form 10-K filed 2-27-2007)*<br>(i) Forms of Restricted Stock Award Agreement for awards prior to January 1, 2005 *(Incorporated by reference to Exhibit 10.a.i of Masco's 3rd Quarter Form 10-Q filed 11-04-2004)* and for awards on and after January 1, 2005 *(Incorporated by reference to Exhibit 10.1 of Masco's Form 8-K filed 1-06-2005)*;<br>(ii) Forms of Restoration Stock Option *(Incorporated by reference to Exhibit 10.a.ii of Masco's 3rd Quarter Form 10-Q filed 11-4-2004)*; |

**Exhibit Number**

(iii) Forms of Stock Option Grant (*Incorporated by reference to Exhibit 10.a.iii of Masco's 3rd Quarter Form 10-Q filed 11-4-2004*);

(iv) Forms of Stock Option Grant for Non-Employee Directors (*Incorporated by reference to Exhibit 10.a.iv of Masco's 3rd Quarter Form 10-Q filed 11-4-2004); and*

(v) Forms of amendment to Award Agreements (*Incorporated by reference to Exhibit 10.a of Masco's 2005 Form 10-K filed 3-2-2006).*

10.b.i Masco Corporation 2005 Long Term Stock Incentive Plan (as amended and restated October 26, 2006) (*Incorporated by reference to Exhibit 10.b if Masco's 2006 Form 10-k filed 2-27-2007)*

(i) Form of Restricted Stock Award (*Incorporated by reference to Exhibit 10.b of Masco's 2005 Form 10-K filed 3-2- 2006);*

(ii) Form of Stock Option Grant (*Incorporated by reference to Exhibit 10.b of Masco's 2005 Form 10-K filed 3-2-2006);*

(iii) Form of Restoration Stock Option (*Incorporated by reference to Exhibit 10.b of Masco's 2005 Form 10-K filed 3-2-2006)*; and

(iv) Form of Stock Option Grant for Non-Employee Directors (*Incorporated by reference to Exhibit 10.b of Masco's 2005 Form 10-K filed 3-2-2006).*

10.b.ii Non-Employee Directors Equity Program under Masco's 2005 Long Term Stock Incentive Plan (*Filed herewith)*

(i) Form of Restricted Stock Award Agreement (*Filed herewith)*; and

(ii) Form of Stock Option Grant Agreement (*Filed herewith).*

10.c Forms of Masco Corporation Supplemental Executive Retirement and Disability Plan and amendments (*Filed herewith).*

10.d Masco Corporation 1997 Non-Employee Directors Stock Plan (as amended and restated October 27, 2005) (*Incorporated by reference to Exhibit 10.e of Masco's 2005 Form 10-K filed 3-2-2006*)

(i) Form of Restricted Stock Award Agreement (*Incorporated by reference to Exhibit 10.e of Masco's 2005 Form 10-K filed 3-2-2006);*

(ii) Form of Stock Option Grant (*Incorporated by reference to Exhibit 10.e of Masco's 2005 Form 10-K filed 3-2-2006); and*

(iii) Form of amendment to Award Agreements (*Incorporated by reference to Exhibit 10.e of Masco's 2005 Form 10-K filed 3-2-2006).*

10.e Other compensatory arrangements for executive officers (*Incorporated by reference to Exhibit 10.f of Masco's 2005 Form 10-K filed 3-2-2006*).

10.f Masco Corporation 2004 Restricted Stock Award Program (*Incorporated by reference to Exhibit 10.b of Masco's Form 10-Q filed 8-5-2004*).

10.g Compensation of Non-Employee Directors (*Filed herewith).*

10.h Masco Corporation Retirement Benefit Restoration Plan dated January 1, 1995, as amended October 1, 2004 (*Incorporated by reference to Exhibit 10.p of Masco's 2004 Form 10-K filed 3-16-2005*).

10.i Agreement dated as of April 3, 2007 between Richard A. Manoogian and Masco Corporation (*Incorporated by reference to Exhibit 10 of Masco's Current Report on Form 8-K filed 4-9-2007).*

10.j Letter from Masco Corporation to Donald DeMarie regarding relocation arrangements (*Filed herewith).*

| Exhibit Number | |
|---|---|
| 10.k | Amended and Restated Shareholders' Agreement, dated as of November 27, 2006, between RHJ International SA, Asahi Tec Corporation and The Principal Company Shareholders Listed on Schedule I thereto *(Incorporated by reference to Exhibit 10.i of Masco's 2006 Form 10-K filed 2-27-2007).* |
| 10.l | Shareholders Agreement, dated as of June 6, 2002, as amended and restated as of July 19, 2002, by and among Trimas Corporation, Metaldyne Company LLC, and the Heartland Entities listed therein and the Other Shareholders named therein or added as parties thereto from time to time *(Incorporated by reference to Exhibit 10.j of Masco's 2006 Form 10-K filed 2-27-2007).* |
| 10.m | Amendment No. 1, dated as of August 31, 2006, to Shareholders Agreement, dated as of June 6, 2002, as amended and restated as of July 19, 2002, by and among Trimas Corporation, Metaldyne Company LLC, Heartland Industrial Partners, L.P. and the Heartland Entities listed therein and the parties identified on the signature pages thereto as "Metaldyne Shareholder Parties" *(Incorporated by reference to Exhibit 10.k of Masco's 2006 Form 10-K filed 2-27-2007).* |
| 12 | Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends *(Filed herewith).* |
| 21 | List of Subsidiaries *(Filed herewith).* |
| 23 | Consent of Independent Registered Public Accounting Firm relating to Masco Corporation's Consolidated Financial Statements and Financial Statement Schedule *(Filed herewith).* |
| 31.a | Certification by Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) *(Filed herewith).* |
| 31.b | Certification by Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) *(Filed herewith).* |
| 32 | Certifications required by Rule 13a-14(b) or Rule 15d-14(b)and Section 1350 of Chapter 63 of the United States Code *(Filed herewith).* |

**The Company will furnish to its stockholders a copy of any of the above exhibits not included herein upon the written request of such stockholder and the payment to the Company of the reasonable expenses incurred by the Company in furnishing such copy or copies.**

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MASCO CORPORATION**

By: /s/ JOHN G. SZNEWAJS

**John G. Sznewajs**
*Vice President, Treasurer and Chief Financial Officer*

February 22, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

**Principal Executive Officer:**

| Signature | Title | Date |
|---|---|---|
| /s/ TIMOTHY WADHAMS<br>Timothy Wadhams | *President, Chief Executive Officer and Director* | |
| **Principal Financial Officer and Principal Accounting Officer:** | | |
| /s/ JOHN G. SZNEWAJS<br>John G. Sznewajs | *Vice President, Treasurer and Chief Financial Officer* | |
| /s/ DENNIS W. ARCHER<br>Dennis W. Archer | *Director* | |
| /s/ THOMAS G. DENOMME<br>Thomas G. Denomme | *Director* | |
| /s/ PETER A. DOW<br>Peter A. Dow | *Director* | |
| /s/ ANTHONY F. EARLEY, JR.<br>Anthony F. Earley, Jr. | *Director* | *February 22, 2008* |
| /s/ VERNE G. ISTOCK<br>Verne G. Istock | *Director* | |
| /s/ DAVID L. JOHNSTON<br>David L. Johnston | *Director* | |
| /s/ J. MICHAEL LOSH<br>J. Michael Losh | *Director* | |
| /s/ RICHARD A. MANOOGIAN<br>Richard A. Manoogian | *Executive Chairman* | |
| /s/ LISA A. PAYNE<br>Lisa A. Payne | *Director* | |
| /s/ MARY ANN VAN LOKEREN<br>Mary Ann Van Lokeren | *Director* | |

## MASCO CORPORATION

### SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

### for the years ended December 31, 2007, 2006 and 2005

(In Millions)

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts (a) | Deductions (b) | Balance at End of Period |
| Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet: | | | | | |
| 2007 | $84 | $27 | $(1) | $(25) | $85 |
| 2006 | $78 | $14 | $(2) | $ (6) | $84 |
| 2005 | $82 | $13 | $(5) | $(12) | $78 |

(a) Allowance of companies acquired and companies disposed of, net.

(b) Deductions, representing uncollectible accounts written off, less recoveries of accounts written off in prior years.

Exhibit 12

## MASCO CORPORATION

### Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Millions)

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:** | | | | | | |
| Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net | $ 770 | $ 914 | $1,425 | $1,604 | $1,302 | $ 911 |
| Deduct equity in undistributed (earnings) of fifty-percent-or-less-owned companies | (2) | (1) | (1) | (1) | — | (10) |
| Add interest on indebtedness, net | 258 | 241 | 246 | 214 | 252 | 226 |
| Add amortization of debt expense | 5 | 4 | 6 | 6 | 13 | 13 |
| Add estimated interest factor for rentals | 55 | 52 | 40 | 33 | 31 | 23 |
| Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends | $1,086 | $1,210 | $1,716 | $1,856 | $1,598 | $1,163 |
| **Fixed Charges:** | | | | | | |
| Interest on indebtedness | $ 259 | $ 241 | $ 244 | $ 214 | $ 252 | $ 224 |
| Amortization of debt expense | 5 | 4 | 6 | 6 | 13 | 13 |
| Estimated interest factor for rentals | 55 | 52 | 40 | 33 | 31 | 23 |
| Total fixed charges | $ 319 | $ 297 | $ 290 | $ 253 | $ 296 | $ 260 |
| **Preferred stock dividends (a)** | $ — | $ — | $ — | $ 8 | $ 16 | $ 14 |
| Combined fixed charges and preferred stock dividends | $ 319 | $ 297 | $ 290 | $ 261 | $ 312 | $ 274 |
| Ratio of earnings to fixed charges | 3.4 | 4.1 | 5.9 | 7.3 | 5.4 | 4.5 |
| Ratio of earnings to combined fixed charges and preferred stock dividends | 3.4 | 4.1 | 5.9 | 7.1 | 5.1 | 4.2 |
| Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items | 4.2 | 5.5 | 6.2 | 7.3 | 5.0 | 4.8 |

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b) Excludes the 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $227 million and the non-cash, pre-tax impairment charge for financial investments of $22 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; the 2005 pre-tax income related to the Behr litigation settlement of $6 million, the non-cash, pre-tax impairment charges for goodwill and financial investments of $43 million and $45 million, respectively; the 2004 pre-tax income related to the Behr litigation settlement of $30 million, the non-cash, pre-tax impairment charges for goodwill of $50 million and the pre-tax impairment charge of $21 million related to a marketable security; the 2003 pre-tax income related to the Behr litigation settlement of $72 million and the non-cash, pre-tax goodwill impairment charges of $48 million; and the 2002 pre-tax net charge of $147 million related to the Behr litigation settlement.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no.SGS-COC-002511
© 1996 Forest Stewardship Council

# Information for Shareholders

## COMPANY PROFILE

Masco Corporation is one of the world's largest manufacturers of brand name products for the home improvement and new home construction markets. The Company is also a leading provider of a variety of installed products and services, including insulation and other building products, for homebuilders.

Our products include faucets, kitchen and bath cabinets, paints and stains, bath and shower units, spas, showering and plumbing specialties, windows and decorative hardware.

As of December 31, 2007, the Company had more than 52,000 employees and approximately 120 manufacturing facilities. Masco's principal manufacturing facilities are located throughout the United States. International operations are located principally in Europe.

## EXECUTIVE OFFICES

Masco Corporation
21001 Van Born Road
Taylor, MI 48180-1340
Phone: 313-274-7400, Fax: 313-792-4177

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine
Detroit, MI 48226-2263

## STOCK EXCHANGE INFORMATION

Masco Corporation's common stock is traded on the New York Stock Exchange under the symbol MAS.

## INTERNET CONTACT

Current information about Masco Corporation can be found by visiting our home page on the Internet at www.masco.com or you may contact us via e-mail at webmaster@mascohq.com.

## INVESTOR RELATIONS CONTACT

Additional information about the Company is available without charge to shareholders who direct a request to:
Maria C. Duey
Vice President–Investor Relations
Masco Corporation
21001 Van Born Road
Taylor, MI 48180-1340

## ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of Shareholders of Masco Corporation will be held at the executive offices of the Company on May 13, 2008 at 10:00 a.m., E.D.T.

## TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Answers to many of your shareholder questions and requests for forms are available by visiting the BNY Mellon Shareowner Services Web site at www.bnymellon.com/shareowner/isd.

***Send Certificates For Transfer to:***
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

***Dividend Reinvestment Plan:***
Masco Corporation has appointed BNY Mellon Shareowner Services to serve as agent to its Dividend Reinvestment Plan. All inquiries regarding the Plan should be sent to:
Masco Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

***Shareholder inquiries regarding lost certificates should be directed to:***
BNY Mellon Shareowner Services
P.O. Box 358333
Pittsburgh, PA 15252-8333

***Duplicate mailings and other inquiries:***
Multiple shareholders who reside at one address and hold their shares through a bank or broker may receive only one Annual Report and Proxy Statement. This "householding" procedure reduces duplicate mailings and Company expenses. Shareholders who wish to opt out of householding should contact their bank or broker.

Shares owned by one person, but held in different forms of the same name may result in duplicate mailings of shareholder information at added expense to the Company. Please notify BNY Mellon Shareowner Services in order to eliminate such duplication.

***General inquiries and address changes should be directed as follows:***
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
Phone: 866-230-0666 (in the U.S.)
201-680-6685 (outside of the U.S.)
800-231-5469 (hearing impaired – TTD phone)
E-Mail Address: shrrelations@mellon.com

MASCO

**MASCO CORPORATION**
21001 Van Born Road
Taylor, Michigan 48180
313 274 7400
www.masco.com


END


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-1530
© 1996 Forest Stewardship Council


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